TARO PHARMACEUTICAL INDUSTRIES LTD.

June 8, 2007

Dear Shareholder:

You are cordially invited to attend an Extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”) and the class meeting of the holders of the Company’s Ordinary Shares (the “Ordinary Class Meeting” and together with the Extraordinary General Meeting, the “Meetings”) to be held on July 23, 2007, at 10:00 a.m., Israel time and July 23, 2007, at 11:00 a.m., Israel time, or immediately after the conclusion of the Extraordinary General Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel. Following the Ordinary Class Meeting, a Class Meeting of the holders of the Company’s Founders’ Shares (the “Founders Class Meeting” and together with the Ordinary Class Meeting, the “Class Meetings”) will be held. At the Meetings, you will be asked to approve and adopt the agreement of merger, dated May 18, 2007, by and among the Company, Alkaloida Chemical Company Exclusive Group Ltd., a Hungarian corporation (“Parent”) and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”), and Aditya Acquisition Company Ltd., an Israeli company (“Merger Sub”) established for the purposes of the merger and a wholly-owned subsidiary of Parent (the “Merger Agreement”), as well as the transactions contemplated by the Merger Agreement. If the transactions contemplated by the Merger Agreement are completed, Taro will become a wholly-owned subsidiary of Parent and each outstanding Ordinary Share, nominal value NIS 0.0001 per share, of Taro will convert into the right to receive $7.75 in cash, without interest and less any applicable withholding tax. No consideration shall be payable to the holders of the Company’s Founders’ Shares in exchange for their Founders’ Shares or their interest in Taro Pharmaceuticals U.S.A., Inc., a subsidiary of the Company, and Sun or one of its affiliates will acquire both the Founders’ Shares and the interest in Taro Pharmaceutical U.S.A., Inc. in transactions related to the Merger Agreement and described in the accompanying proxy statement.

After careful consideration, our Board of Directors has unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to and in the best interests of Taro and its shareholders. In making its decision, our Board of Directors considered, among other things, the advice of our financial advisor, The Blackstone Group, and the written opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 18, 2007, which is attached to this proxy statement. In addition, our Board of Directors has determined that there is no reasonable concern that, as a result of the merger, Taro would not be able to perform its obligations to its creditors. Under Israeli law, holders of Taro shares are not entitled to appraisal rights. Our Board of Directors unanimously recommends that you vote “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

As the section of this Proxy Statement entitled “Background to the Merger” explains in more detail, these past two years have been very difficult for Taro. As previously announced, we undertook a restatement of our financial results for the years 2003 and 2004 primarily on account of revisions to our reserve levels relating to wholesaler customers, our audit for 2005 was delayed for almost one year, we were unable to disclose results during the interim periods of 2006 because of the audit delay, an investigation initiated by our independent auditors resulted in the resignation of our chief financial officer, we were not able to meet the ongoing listing standards of NASDAQ, we suffered the loss of a number of key employees, and we struggled to maintain good relationships with suppliers and customers. On the financial side, we estimate that our losses in 2006 ranged from approximately $95 million to $120 million, compared with net income of approximately $5.7 million in 2005. The magnitude of this loss resulted from a number of factors described under the section of this Proxy Statement entitled “Background to the Merger.” Our 2006 audit is not yet completed and any estimates relating to 2006 results described in this letter and accompanying proxy statement are subject to change. In conjunction with the 2005 audit, we received a going concern qualification with respect to our financial statements. In addition, our difficulties led to significant liquidity issues in 2006 and 2007. During the year ended December 31, 2006, liquidity available to the Company declined from approximately $72.8 million as of December 31, 2005, to approximately $17.1 million as of December 31, 2006. On April 30, 2007, we had unrestricted cash and cash equivalents of approximately $11.5 million and total indebtedness to our financial creditors of approximately $240 million. In connection with the execution of the Merger Agreement, Parent invested $40.725 million in the Company by purchasing 6,787,500 Ordinary Shares at $6.00 per share from the Company. In the absence of this investment by Parent, we would not have been able to meet bond payment obligations amounting to approximately $15 million which were due within days of the signing of the Merger Agreement and continue the business as a going concern. The closing per share price of our Ordinary Shares on May 18, 2007, the last full trading day before the public announcement of the Merger Agreement, was $6.10.

Recognizing that these financial and operational difficulties posed serious challenges to our continued existence, the Company retained The Blackstone Group in November 2006 to act as our financial advisor and to assist in an exploration of alternatives. Approximately 20 entities were contacted and we discussed a variety of alternatives, ranging from potential investments in the Company to the sale of the entire company. A number of these entities conducted extensive due diligence and we were involved in negotiations with several bidders. Our Board of Directors weighed these alternatives carefully before endorsing the Sun proposal as the alternative which we believe is in the best interests of the Company and its various constituencies.

Your vote is very important, regardless of the number of shares you own. The Merger Agreement and the transactions contemplated by the Merger Agreement must be approved by: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting include at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub or affiliates of the same (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger.

In connection with the Merger Agreement, Barrie Levitt, M.D. (Director and Chairman of the Board of Directors), Daniel Moros, M.D. (Director and Vice-Chairman of the Board of Directors), Tal Levitt (Director and Secretary), and certain entities under their control (collectively, the “Shareholders”) have entered into voting agreements with Parent whereby the Shareholders have agreed to vote all of their Taro Ordinary Shares and Founders’ Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. As of June 7, 2007, the Shareholders own approximately 13% of the outstanding Taro Ordinary Shares and all of the Taro Founders’ Shares (which are entitled to one third of the voting power at the Extraordinary General Meeting).

In the event that the requisite vote of shareholders is not obtained or the merger is otherwise not consummated, we have agreed that Parent and its affiliates have certain rights to buy shares owned by the Shareholders and to institute a cash tender offer for all outstanding Ordinary Shares at the same price of $7.75 per share. In the event that the merger is not consummated, there can be no assurance that Parent and its affiliates will decide to exercise these rights. In view of the estimated financial results of 2006, the Company expects to be in default of certain covenants with creditors. Absent the merger or tender offer, these defaults could result in an acceleration of payments to these creditors making it impossible for the Company to continue as a going concern. In addition, if the merger is not consummated and Parent and its affiliates do not institute a cash tender offer for all of our Ordinary Shares, we will continue to face many of the same liquidity challenges that we have faced over the last two years. Moreover, our creditors’ willingness to be supportive during the recent difficult period has been predicated on the assumption that we would complete a significant transaction which would provide liquidity to the Company and repayment of our debts. Thus, if we are unable, in these circumstances, to achieve a viable solution, the Company may be forced to seek relief under applicable liquidation statutes.

To vote your shares, you may use the enclosed proxy card or attend the Meetings in person or both. On behalf of the Board of Directors, I urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Meetings. It is important that your shares be represented and voted at the Meetings. If you attend the Meetings, you may vote in person if you wish, even though you have previously returned your proxy card. If you have any questions, please feel free to contact Innisfree M&A Incorporated, our proxy solicitor, toll-free at 877-717-3926 (from the United States and Canada) or 412-232-3651 (from other locations). Banks and brokers may call collect at 212-750-5833.

The enclosed proxy statement provides you with detailed information about the Merger Agreement and the proposed merger. In addition, you may obtain information about Taro from documents filed with the United States Securities and Exchange Commission. We encourage you to read the entire proxy statement carefully.

Thank you for your support of Taro.

Sincerely,

Barrie Levitt, M.D.
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES
AND CLASS MEETING OF THE HOLDERS OF FOUNDERS’ SHARES

TO BE HELD ON JULY 23, 2007

To our Shareholders:

Notice is hereby given that an Extraordinary General Meeting of the Shareholders (the “Extraordinary General Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company” or “Taro”), a class meeting of the holders of the Company’s Ordinary Shares (the “Ordinary Class Meeting”), and a class meeting of the holders of the Company’s Founders’ Shares (the “Founders Class Meeting,” and, together with the Extraordinary General Meeting and the Ordinary Class Meeting, the “Meetings”), will be held on July 23, 2007, at 10:00 A.M., Israel time, July 23, 2007, at 11:00 A.M., Israel time or immediately after the conclusion of the Extraordinary General Meeting, whichever is later and July 23, 2007, at 12:00 (noon), Israel time or immediately after the conclusion of the Ordinary Class Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel. At the Meetings, you will be asked to approve and adopt the Agreement of Merger, dated May 18, 2007, by and among the Company, Alkaloida Chemical Company Exclusive Group Ltd., a Hungarian corporation (“Parent”) and a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”) and Aditya Acquisition Company Ltd., an Israeli company (“Merger Sub”) established for the purposes of the merger and wholly-owned subsidiary of Parent (the “Merger Agreement”), as well as the transactions contemplated by the Merger Agreement. If the Merger Agreement and the transactions contemplated by the Merger Agreement are approved by Taro’s shareholders, Taro will become a wholly-owned subsidiary of Parent, and the holders of each outstanding Ordinary Share of Taro will receive $7.75 per share in cash, without interest and less any applicable withholding tax. No consideration shall be payable to the holders of the Company’s Founders’ Shares in exchange for their Founders’ Shares or their interest in Taro Pharmaceuticals U.S.A., Inc., a subsidiary of the Company.

This proposal is described more fully in the attached proxy statement, which we urge you to read in its entirety.

Only shareholders of record as of the close of business in Israel on June 13, 2007, are entitled to notice of and to vote at the Meetings or any adjournment or postponement thereof. Holders of the Company’s shares are not entitled to appraisal rights under Israeli law.

Your vote is very important. The Merger Agreement and the transactions contemplated by the Merger Agreement, must be approved by a: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting include at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger.

All shareholders are cordially invited to attend the Meetings in person. Even if you plan to attend in person, we request that you complete, sign, date and return the enclosed proxy by no later than by 10:00 a.m. Israel time on July 21, 2007, and thus ensure that your shares will be represented at the Meetings if you are unable to attend. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. If you fail to return your proxy card, your shares will not be counted for the purposes of determining whether a quorum is present at the Extraordinary General Meeting.

Every shareholder voting at the Meetings, or prior thereto by means of the enclosed proxy card, is requested to notify Taro if such shareholder is: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any person or entity described in clauses (1) or (2) (any such person or entity, a “Parent Affiliate”). By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you are not a Parent Affiliate.

Every shareholder voting at the Meetings, or prior thereto by means of the enclosed proxy card, is requested to notify Taro if such shareholder has a “personal interest” in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you do not have a “personal interest.”

Whether or not you plan to attend the Meetings, please take the time to vote your shares by completing, signing and promptly mailing the enclosed proxy card to us in the enclosed, postage-paid envelope. If you do attend the Meetings, you may vote in person, whether or not you have already signed and returned your proxy card. You may revoke your proxy at any time before it is voted. Please review the proxy statement accompanying this notice for more complete information regarding the Meetings and the matters proposed for your consideration at the Meetings.

Our Board of Directors unanimously recommends that you vote “FOR” the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

By order of the Board of Directors,

Barrie Levitt, M.D.
Chairman of the Board of Directors

June 8, 2007

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QUESTIONS AND ANSWERS ABOUT THE MERGER

The following questions and answers are intended to address some commonly asked questions regarding the merger. These questions and answers may not address all questions that may be important to you as a Taro Pharmaceutical Industries Ltd. shareholder. Please refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to in this proxy statement.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us” and similar words in this proxy statement refer to Taro Pharmaceutical Industries Ltd. and its subsidiaries. In addition, we refer to Taro Pharmaceutical Industries Ltd. as “Taro” or the “Company,” to Sun Pharmaceutical Industries Ltd. as “Sun,” to Alkaloida Chemical Company Exclusive Group Ltd. as “Parent,” and to Aditya Acquisition Company Ltd. as “Merger Sub.” All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?

A:	We are sending this proxy statement to our shareholders in connection with the solicitation of proxies to be voted at an extraordinary general meeting of our shareholders (“Extraordinary General Meeting”), class meeting of the holders of our Ordinary Shares (“Ordinary Class Meeting”) and a class meeting of the holders of our Founders’ Shares (“Founders Class Meeting” and together with the Extraordinary General Meeting and the Ordinary Class Meeting, the “Meetings” and each of such meetings, a “Meeting”), or at any adjournments, postponements or continuations thereto. Taro has entered into an agreement of merger, dated May 18, 2007 (the “Merger Agreement”) with Parent, and Merger Sub. The terms of the Merger Agreement are described in this proxy statement, and the Merger Agreement is attached to this proxy statement as Annex A. Upon completion of the merger, Taro will become a wholly-owned subsidiary of Parent.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on a resolution to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger of Merger Sub, a wholly-owned subsidiary of Parent, with and into Taro. As a result of the merger, Taro will become a subsidiary of Parent and the Ordinary Shares of Taro will cease to be listed on the Pink Sheets® LLC Electronic Quotation Service (the “Pink Sheets”), will not be publicly traded and will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Q:	What will I receive in the merger?

A:	Under the Merger Agreement, each Ordinary Share of Taro outstanding immediately prior to the effective time of the merger (other than the outstanding shares of Taro held by Taro Development Corporation (“TDC”), Morley & Company, Inc. (“Morley”) (a subsidiary of TDC) or any wholly-owned subsidiary of the Company) will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax. For example, if you own 100 Ordinary Shares of Taro, you will have the right to receive $775 in cash, without interest and less any applicable withholding tax.

Q:	What is TDC?

A:	TDC is a private company under the control of Barrie Levitt, M.D. (Director and Chairman of the Board of Directors), Daniel Moros, M.D. (Director and Vice-Chairman of the Board of Directors) and members of their respective families. TDC owns 3.1% of the shares that have economic rights and 50% of the shares that have voting rights in Taro Pharmaceuticals U.S.A., Inc. (“Taro USA”), our principal operating subsidiary in the United States. Dr. Levitt, Dr. Moros and their families are able to vote the majority of the outstanding voting shares of TDC and thereby control TDC. TDC holds 2,333,971 Ordinary Shares of Taro. In addition, at the incorporation of Taro in 1959, two classes of shares were created, Founders’ Shares and Ordinary Shares. One third of the voting power of all of our voting shares is allocated to the 2,600 Founders’ Shares, all of which are held by Morley. TDC holds all of the outstanding class A shares of Morley and Dr. Levitt holds all of the outstanding class B shares of Morley. Holders of Morley’s class A shares are entitled to elect one director of Morley and holders of Morley’s class B shares are entitled to elect two directors of Morley. As the holder of all of Morley’s class B Shares, Dr. Levitt may cause the election of two of the three directors and, therefore, may be deemed to control the voting and disposition of the Founders’ Shares.

Q:	How is TDC being treated in the Merger?

A:	In connection with the execution of the Merger Agreement, TDC entered into a merger agreement with Sun Development Corporation I (“US Merger Sub”), a wholly-owned subsidiary of Sun Pharmaceutical Industries, Inc., under which US Merger Sub will merge with and into TDC (the “TDC Merger Agreement”). At the closing of the TDC Merger Agreement, which is expected to happen substantially simultaneously with the closing of the Merger Agreement, US Merger Sub will merge with and into TDC. Shareholders of TDC will receive consideration for their TDC shares in the aggregate amount equivalent to $7.75 for each Taro Ordinary Share held by TDC, the same per share consideration as Taro shareholders will receive in the merger. Neither the TDC shareholders nor Dr. Levitt, Dr. Moros and their families are receiving any consideration in exchange for the Founders’ Shares or Taro USA shares held by TDC or Morley.

Q:	When and where are the Meetings and who can attend?

A:	The Extraordinary General Meeting, the Ordinary Class Meeting and the Founders Class Meeting will be held on July 23, 2007, at 10:00 a.m., Israel time, July 23, 2007, at 11:00 a.m., Israel time or immediately after the conclusion of the Extraordinary General Meeting, whichever is later, and July 23, 2007, at 12:00 (noon) Israel time or immediately after the conclusion of the Ordinary Class Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel. Only shareholders of Taro who are entitled to receive notice and vote at the Meetings, their proxy holders and guests invited by Taro may attend the Meetings.

If within half an hour from the time appointed for a Meeting a quorum is not present, such Meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Board of Directors may, by notice to the shareholders, appoint. If at such adjourned meeting a quorum is not present, any two shareholders entitled to be present and vote at such meeting, in person or by proxy, shall be a quorum and may transact the business for which the meeting was convened. The Chairman of a Meeting at which a quorum is present, may, with the consent of such Meeting, adjourn the Meeting from time to time, and from place to place, as the Meeting shall determine.

Q:	Who is entitled to vote at the Meetings?

A:	Only shareholders of record as of the close of business in Israel on June 13, 2007, are entitled to receive notice of the Meetings and to vote their shares at that time at the Meetings, or at any adjournments, postponements or continuations thereto.

Q:	What is the recommendation of Taro’s Audit Committee and Board of Directors?

A:	Taro’s Audit Committee and Board of Directors have unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are advisable, fair to, and in the best interests of Taro and its shareholders. The Board of Directors unanimously recommends that shareholders vote “FOR” approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, the individuals who may be deemed to constitute controlling shareholders, Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt, chose not to participate in the deliberation and vote relating to this recommendation. Please see “The Merger — Recommendation of Taro’s Board of Directors and Reasons for the Merger.”

Q:	What factors did Taro’s Board of Directors consider in making its recommendation?

A:	In making its recommendation, our Board of Directors took into account, among other things: the financial crisis facing the Company and the need for an immediate infusion of working capital; the business, financial condition, results of operations, current business strategy and future prospects of Taro; the historical market prices and trading information for Taro’s shares; the fact that the consideration in the merger would be paid entirely in cash and that the merger is not subject to any financing condition; the advice of our financial advisor, The Blackstone Group (“Blackstone”); the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”); the Company’s prior efforts over the preceding approximately six-month period to solicit third-party interest; its belief, given the efforts to solicit third-party interest, that the merger represents the best transaction reasonably available at this time to realize shareholder value; its belief that the merger will provide Taro with additional resources and capabilities to serve its customers and grow; and the fact that the Merger Agreement is required to be submitted to Taro’s shareholders for approval, which allows for an informed vote by Taro’s shareholders on the merits of the transaction. Please see “The Merger — Recommendation of Taro’s Board of Directors and Reasons for the Merger” and “Opinion of Merrill Lynch.”

Q:	What will happen to options to purchase Ordinary Shares of Taro? What will happen to Taro’s Employee Stock Purchase Plan?

A:	Each Taro option outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested, and having an exercise price of less than or equal to $7.75 will be cancelled in exchange for the right to receive an amount in cash per option equal to $7.75, less the exercise price of such option and any applicable withholding tax. Each Taro option with an exercise price greater than $7.75 will be cancelled, without the payment of any consideration. Prior to the effective time of the merger, each outstanding purchase right under Taro’s Employee Stock Purchase Plan shall be exercised. See “The Merger Agreement — Stock Options and Taro Employee Stock Purchase Plans.”

Q:	What vote is required to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement?

A:	The affirmative vote of shareholders holding: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy, is required to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting includes at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. The presence of shareholders holding collectively at least one-third of the issued and outstanding Taro shares entitled to vote, in person or by proxy, at each Meeting will constitute a quorum. As of the close of business on June 7, 2007, there were 36,453,118 Ordinary Shares and 2,600 Founders’ Shares of Taro issued and outstanding. In connection with the Merger Agreement, Barrie Levitt, M.D., Daniel Moros, M.D., Tal Levitt, TDC, and Morley (collectively, the “Shareholders”) have entered into voting agreements with Parent whereby the Shareholders have agreed to vote all of their Taro Ordinary Shares and Founders’ Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. As of June 7, 2007, the Shareholders held approximately 13% of the outstanding Taro Ordinary Shares and all of the Taro Founders’ Shares. See “The Shareholder Undertakings.”

Q:	What happens if the merger is not approved by the required minimum class votes?

A:	Under Israeli law, if the Merger Agreement and the transactions contemplated by the Merger Agreement are approved by 75% of the voting power of the Company present and voting at the Extraordinary General Meeting but are not approved at a Class Meeting or if a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control, vote against the Merger Agreement and the transactions contemplated by the Merger Agreement, the Israeli District

Court may, on the application of shareholders holding 25% or more of the voting rights in the Company, approve the Merger Agreement and the transactions contemplated by the Merger Agreement. The District Court will need to determine that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair and reasonable, taking into account the estimated value of each of the merging companies and the consideration offered to the shareholders. If the merger is not consummated, the Shareholders have granted Parent and its affiliates an option, exercisable for 30 days after termination of the Merger Agreement for certain reasons, or in the event that the Merger Agreement is terminated as a result of an unsolicited third-party acquisition proposal, for 30 days after the definitive acquisition agreement with respect to such third-party acquisition proposal has been terminated, to acquire all securities owned by them for $7.75 per share, provided that Parent and its affiliates commence a tender offer to purchase any and all shares owned by our shareholders for $7.75 per share. There can be no assurance that Parent and its affiliates will decide to exercise these rights. In view of the estimated financial results of 2006, the Company expects to be in default of various covenants with creditors. Absent the merger or tender offer, these defaults could result in an acceleration of payments to these creditors making it impossible for the Company to continue as a going concern. In addition, if the merger is not consummated and Parent and its affiliates do not institute a cash tender offer for all of our Ordinary Shares, we will continue to face many of the same liquidity challenges that we have faced over the last two years. Moreover, our creditors’ willingness to be supportive during the recent difficult period has been predicated on the assumption that we would complete a significant transaction which would provide liquidity to the Company and repayment of our debts.

Q:	What do I need to do now?

A:	We urge you to read this proxy statement carefully, including its annexes, and to consider how the proposed merger may affect you. Mail your completed, dated and signed proxy card in the enclosed return envelope as soon as possible, so that your shares can be voted at the Meetings. See the question below entitled “May I change my vote after I have mailed my signed proxy card?” If you sign and mail your proxy and do not indicate how you want to vote, your proxy will be voted “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. If you hold your shares in “street name,” follow the instructions from your broker or banker on how to vote your shares. Please do not send in your share certificates with your proxy.

Q:	Why is it important for me to vote?

A:	Your vote is important. The failure to return your proxy card will mean that your shares will not be counted for the purposes of determining whether a quorum is present at the Meetings. Taro’s shares that are represented in person or by proxy at the Meetings and that are voted “ABSTAIN” will not be voted at the Meetings for the purpose of determining if any of the proposals put to vote are approved, but will be counted as part of the required quorum. If your Taro shares are held in “street name” by your broker or banker, be sure to give your broker or banker instructions on how you want to vote your shares because your broker or banker will not be able to vote without instructions from you. See the question below entitled “If my broker or banker holds my shares in “street name,” will my broker or banker vote my shares for me?”

Q:	Why am I being asked to indicate on the proxy card if I am affiliated with Parent or Merger Sub?

A:	As indicated above, the affirmative vote of shareholders holding: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy, is required to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement. Under Israeli law, if Parent, Merger Sub or any person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. In connection with the investment by Parent, Parent purchased an aggregate of 6,787,500 Ordinary Shares from the Company. We are required, therefore, by Israeli law to determine whether or not you are a Parent Affiliate. Accordingly, every shareholder voting at the Meetings, or prior thereto by means of the enclosed proxy card, is requested to notify Taro if such shareholder is: (1) a person or entity holding, directly or indirectly, 25% or more of either the voting power or the right to appoint directors of Parent or Merger Sub; (2) a person or entity acting on behalf of Parent, Merger Sub or a person or entity described in clause (1); or (3) a family member of, or an entity controlled by Parent, Merger Sub or any person or entity described in clauses (1) or (2). By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you are not a Parent Affiliate.

Q:	Why am I being asked to indicate on the proxy card if I have a personal interest in connection with the Merger Agreement?

A:	Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law (a controlling shareholder is defined for this purpose as a person with the ability to direct the actions of a company, or a person who holds 25% or more of the voting rights in a public company if no other shareholder owns more than 50% of the voting rights in the company), we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting includes at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares may not exceed 1% of the voting power of the Company. We therefore ask that you indicate on the proxy whether or not you have a personal interest in the transactions contemplated by the Merger Agreement. For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (a) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (b) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate. Accordingly, every shareholder voting at the Meetings, or prior thereto by means of the enclosed proxy card, is requested to notify Taro if such shareholder has a “personal interest” in connection with the Merger Agreement. By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you do not have a “personal interest.”

Q:	May I vote in person?

A:	Yes. If your shares are held directly in your name and not in “street name” through a broker or bank, you may attend the Meetings and vote your shares in person, rather than signing and returning your proxy card.

If your shares are held in “street name,” you must get a proxy from your broker or bank in order to attend the Meetings and vote.

Q:	May I change my vote after I have mailed my signed proxy card?

A:	Yes. You may change your vote at any time before the shares reflected on your proxy card are voted at the Meetings. If your shares are registered in your name, you can do this in one of three ways:

• First, you can deliver to the Secretary of Taro a written notice bearing a date later than the proxy stating that you would like to revoke your proxy.

• Second, you can complete, sign and deliver to the Secretary of Taro c/o Innisfree M&A Incorporated (501 Madison Avenue, 20th Floor, New York, New York 10022) a new, later-dated proxy card for the same shares, provided the new proxy is received by 10:00 a.m. Israel time on July 21, 2007.

• Third, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy.

If you have instructed a broker or banker to vote your shares, you must follow the directions received from your broker or banker to change those instructions. You cannot vote shares held in “street name” by returning a proxy card directly to Taro or by voting in person at the Meetings.

Q:	If my broker or banker holds my shares in “street name,” will my broker or banker vote my shares for me?

A:	Your broker or banker will not be able to vote your shares without instructions from you. You should instruct your broker or banker to vote your shares following the procedure provided by your broker or banker. Without instructions, your shares will be considered present at the Meetings for purposes of determining a quorum, but will not be counted for the purposes of approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Q:	What should I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please ensure that you have voted all of your shares by taking the time to complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:	What happens if I sell my Taro shares before the Meetings?

A:	The record date for the Meetings is earlier than the date of the Meetings and the date that the merger is expected to be completed. If you transfer your Taro shares after the record date but before the Meetings, you will retain your right to vote at the Meeting, but will have transferred the right to receive the merger consideration.

Q:	Will the merger be taxable to me?

A:	Yes. The receipt of cash pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes, and may also be a taxable transaction under applicable U.S. state or local or Israeli income or other tax laws. See “The Merger — Material United States Federal Income Tax Consequences of the Merger” and “The Merger — Material Israeli Income Tax Consequences of the Merger.”

Q:	When do you expect the merger to be completed?

A:	We are working towards completing the merger as quickly as possible, but we cannot predict the exact timing. We expect to complete the merger in the third quarter of 2007. In addition to obtaining shareholder approval, we must satisfy all other closing conditions, including the receipt of regulatory approvals. Under Israeli law, the effective time of the merger may occur no earlier than the later of: (i) 50 days following the delivery of a merger proposal to the Israeli Companies Registrar (the merger proposal will be delivered to the Israeli Companies Registrar no later than June 11, 2007); and (ii) 30 days following the approval of the merger by the shareholders of Taro and Merger Sub. If the merger is approved at the Meetings, we expect the merger to close no earlier than August 23, 2007. See “The Merger Agreement — Conditions to Completion of the Transaction.”

Q:	Am I entitled to appraisal rights?

A:	No. Under Israeli law, our shareholders are not entitled to appraisal rights in connection with the merger.

Q:	Should I send in my Taro share certificates now?

A:	No, you should not send in your share certificates prior to receiving instructions from the paying agent (see below).

Q:	When will I receive the cash consideration for my Taro shares?

A:	If the merger is completed, you will receive written instructions from the paying agent appointed by Parent for sending in your share certificates and receiving the cash consideration to which you will be entitled. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating your liability for Israeli withholding tax.

Q:	If I do not send my Taro share certificate to the paying agent, will I continue to have rights as a Taro shareholder?

A:	No. As a result of the merger, your shares in Taro will be cancelled, and you will only be entitled to receive $7.75 in cash per Taro Ordinary Share, without interest and less any applicable withholding tax.

Q:	How will I know the merger has occurred?

A:	If the merger occurs, Taro and/or Parent will promptly make a public announcement of this fact.

Q:	Who can help answer my questions?

A:	If you would like additional copies, without charge, of this proxy statement or if you have questions about the merger, including the procedures for voting your shares, you should contact our proxy solicitor, Innisfree M&A Incorporated, at: 877-717-3926 (toll-free from the United States and Canada); or 412-232-3651 (from other locations). Banks and brokers may call collect at 212-750-5833.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any U.S. state or foreign securities commission has approved or disapproved of the merger, passed upon the merits or fairness of the merger or determined if this proxy statement is accurate or complete. Any representation to the contrary is a criminal offense.

SUMMARY

This summary, together with the preceding question and answer section, highlights selected information from this proxy statement and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire proxy statement and the documents we refer to herein. See “Where You Can Find More Information.” The Merger Agreement is attached as Annex A to this proxy statement and the form of shareholder undertaking and irrevocable proxy is included as Annex B to this proxy statement, and each is incorporated herein by reference. We encourage you to read the Merger Agreement as it is the legal document that governs the merger.

The Companies (Page 19)

Taro Pharmaceutical Industries Ltd.
Italy House, Euro Park,
Yakum 60972, Israel
Telephone: +972 9 9711800

Taro is a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and over-the-counter pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd., and two of its subsidiaries, Taro Pharmaceuticals Inc. and Taro USA. See “The Companies — Taro.”

Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29
H-4440 Tiszavasvari,
Hungary
Telephone: +3648521004

Parent is an indirect subsidiary of Sun Pharmaceutical Industries Ltd. Sun is an international, integrated, specialty pharmaceutical company. It manufactures and markets, inter alia, a large basket of bulk drugs (APIs) and pharmaceutical formulations as branded generics as well as generics in India, the U.S. and several other markets across the world. In India, the company is a leader in the niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology and orthopedics. See “The Companies — Parent.”

Aditya Acquisition Company Ltd.
c/o Alkaloida Chemical Company Exclusive Group Ltd.
Kabay János u. 29
H-4440 Tiszavasvari,
Hungary
Telephone: +3648521004

Aditya Acquisition Company Ltd., an Israeli company that is controlled by Parent, was organized solely for the purpose of entering into the Merger Agreement with us and completing the merger and has not conducted any business operations. See “The Companies — Merger Sub.”

The Merger (Page 20)

Under the Merger Agreement, Merger Sub will merge with and into Taro and each Ordinary Share of Taro outstanding immediately prior to the effective time of the merger (other than outstanding shares of Taro held by TDC, Morley or any wholly-owned subsidiary of the Company) will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax. Taro will become a wholly-owned subsidiary of Parent.

Merger Consideration (Page 26)

If the merger is completed, under the Merger Agreement, each outstanding Ordinary Share of Taro (other than outstanding shares of Taro held by TDC, Morley or any wholly-owned subsidiary of the Company) will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax.

After the merger is completed, you will have the right to receive the merger consideration, but you will no longer have any rights as a Taro shareholder and will have no rights as a Parent stockholder. You will receive written instructions from the paying agent appointed by Parent for sending in your share certificates and receiving the cash consideration to which you will be entitled.

See “The Merger — Merger Consideration.”

Treatment of Options Outstanding under our Share Plans (Page 43)

Each Taro option outstanding and unexercised immediately prior to the effective time of the merger, whether or not vested and having an exercise price of less than or equal to $7.75 will be cancelled in exchange for the right to receive an amount in cash per option equal to $7.75, less the exercise price of such option and any applicable withholding tax. Each Taro option with an exercise price greater than $7.75 will be cancelled, without the payment of any consideration.

See “The Merger Agreement — Stock Options and Taro Employee Stock Purchase Plans” and “The Merger Agreement — Merger Consideration.”

Market Price (Page 15)

Our Ordinary Shares are quoted on the Pink Sheets, under the symbol “TAROF.” On May 18, 2007, the last full trading day before the public announcement of the Merger Agreement, the closing per share price of our Ordinary Shares was $6.10. On June 7, 2007, the last full trading day prior to the date of this proxy statement, the closing price for our Ordinary Shares was $7.48 per share. See “Market Price and Dividend Data.”

Material United States Federal Income Tax Consequences of the Merger (Page 32)

The exchange of our shares for the cash merger consideration will be a taxable transaction to our shareholders for U.S. federal income tax purposes. See “The Merger — Material United States Federal Income Tax Consequences of the Merger.”

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We strongly urge you to consult your own tax advisor to fully understand the tax consequences of the merger to you.

Material Israeli Income Tax Consequences of the Merger (Page 33)

Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel. Certain exemptions from Israeli tax may apply to non-residents, including U.S. residents. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating the applicability of Israeli withholding tax. See “The Merger — Material Israeli Income Tax Consequences of the Merger.”

Tax matters can be complicated, and the tax consequences of the merger to you will depend on the facts of your own situation. We strongly urge you to consult your own tax advisor to fully understand the tax consequences of the merger to you.

No Appraisal Rights (Page 32)

Under Israeli law, our shareholders are not entitled to appraisal rights in connection with the merger.

Creditors’ Rights (Page 32)

Our Board of Directors has unanimously determined, considering the financial position of Taro and Merger Sub, no reasonable concern exists that, following the merger, Taro, as the surviving corporation, would be unable to fulfill the obligations of Taro to its creditors. However, our creditors may file objections to the merger with an Israeli district court, which may, in its discretion, provide a remedy, including suspension or enjoinment of the merger, to any creditor of Taro or Merger Sub who so objects if the court determines that there is a reasonable concern that, as a result of the merger, we will not be able to perform our obligations or satisfy our liabilities to our creditors or any creditors of Merger Sub. See “The Merger — Creditors’ Rights.”

Regulatory Approvals Required to Complete the Merger; Israeli Filings and Rulings (Page 35)

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice (the “US DOJ”) and the U.S. Federal Trade Commission (the “FTC”) to determine whether it is in compliance with applicable antitrust laws. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), prohibits us from completing the merger until Parent and Taro furnish the required information and materials to the US DOJ and the FTC and the initial 30-day waiting period, or any extended waiting period, expires or is terminated early. Parent and Taro anticipate filing the required notification report form with the US DOJ and the FTC on or around June 11, 2007, such that the initial 30-day waiting period will expire in mid-July. Taro and Parent are determining whether competition filings will be required in any additional jurisdictions. To the extent that any additional competition filings are required, Taro does not believe that these will significantly impact the timing of consummation.

The merger may also be subject to review by the governmental authorities of various other jurisdictions, including state and foreign authorities.

Shortly after the date of this proxy statement, we expect to submit an application for the approval of the change in the ownership of our shares resulting from the merger to the Investment Center of the Israeli Ministry of Industry, Trade and Labor, as required under Israeli law and the terms of our “approved enterprise” programs.

Shortly after the date of this proxy statement, we expect to submit an application for the approval of the change in the ownership of our shares resulting from the merger to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, as required under Israeli law and the terms of the grants awarded to Taro’s wholly-owned subsidiary, Taro Research Institute Ltd.

Shortly after the date of this proxy statement, we expect to submit an application for the approval of the change in the ownership of our shares resulting from the merger to the Israel Lands Administration (the “ILA”), as required under the terms of our long term leases with the ILA.

Recommendation of Taro’s Board of Directors and Reasons for the Merger (Page 26)

Our Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement. After careful consideration, our Board of Directors unanimously determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Taro and its shareholders. Our Board of Directors and Audit Committee have unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, the individuals who may be deemed to constitute controlling shareholders, Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt, chose not to participate in the deliberation and vote relating to this recommendation.

In making this determination and recommendation, our Board of Directors considered a number of factors, including those described in the section of this proxy statement entitled “The Merger — Recommendation of Taro’s Board of Directors and Reasons for the Merger.”

Opinion of Merrill Lynch (Page 28)

In connection with the proposed merger, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) delivered to our Board of Directors its written opinion, dated May 18, 2007, to the effect that, as of May 18, 2007 and based upon and subject to the considerations set forth in the opinion, the merger consideration of $7.75 per share in cash to be received by the holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley, pursuant to the merger was fair from a financial point of view to the holders of such shares. The full text of the written opinion of Merrill Lynch, dated May 18, 2007, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Merrill Lynch in connection with its opinion, is attached as Annex C to this proxy statement. You are urged to, and should, read the opinion in its entirety. Merrill Lynch provided its opinion for the information of our Board of Directors in connection with its consideration of the transactions contemplated by the Merger Agreement. The Merrill Lynch opinion addresses only the fairness, from a financial point of view, of the merger consideration to be received by shareholders as of the date of the opinion, and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the Merger Agreement and the transactions contemplated by the Merger Agreement.

The Extraordinary General Meeting and Class Meetings of Taro’s Shareholders (Page 16)

Date, Time and Place.  The Extraordinary General Meeting, Ordinary Class Meeting and Founders Class Meeting will be held on July 23, 2007 at 10:00 a.m., Israel time, July 23, 2007, at 11:00 a.m., Israel time or immediately after the conclusion of Extraordinary General Meeting, whichever is later, and July 23, 2007, at 12:00 (noon), Israel time, or immediately after the conclusion of the Ordinary Class Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel, to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, as more fully described in the enclosed proxy statement.

Record Date and Voting Power.  You are entitled to vote at the Meetings if you own any of our shares at the close of business in Israel on June 13, 2007, the record date for the Meetings. You will have one vote at the Meetings for each share you own at the close of business on the record date. As of June 7, 2007, there were 36,453,118 Ordinary Shares and 2,600 Founders’ Shares issued and outstanding. As of June 7, 2007, our directors and executive officers and their affiliates beneficially own or control approximately 8.1% of the Ordinary Shares and 100% of the Founders’ Shares. As of that date, Parent owns 6,787,500 Ordinary Shares and owns 3-year warrants to purchase a comparable number of shares. See “The Merger — Interests of Taro’s Executive Officers and Directors in the Merger.”

Quorum.  A quorum of shareholders is necessary to hold a Meeting. A quorum is present if three shareholders are present in person or by proxy holding between them a number of shares entitling them to one-third of the total number of votes in the Meeting. In the event that a quorum is not present at the relevant Meeting, it is expected that such Meeting will be adjourned or postponed to solicit additional proxies.

Procedures for Voting.  You may vote by either of the following methods:

•	by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope; or

•	by appearing and voting in person at the Meetings.

If your shares are held in “street name” by your broker, bank or other nominee, you should instruct your broker or banker to vote your shares by following the instructions provided by your broker or banker. Your broker or banker will not vote your shares without instructions from you. Remember, if you fail to instruct your broker or banker to vote your shares, your vote will not be counted for purposes of approving the Merger Agreement and transactions contemplated by the Merger Agreement.

Required Vote.  The approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, requires the affirmative vote of shareholders holding: (i) 75% of the voting power of the Company present and voting at the Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting includes at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger.

Shareholder Undertakings (Page 48)

As an inducement to Parent to enter into the Merger Agreement, in connection with the Merger Agreement, the Shareholders have entered into voting agreements with Parent whereby the Shareholders have agreed to vote all of their Taro Ordinary Shares and Founders’ Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. As of June 7, 2007, the Shareholders own approximately 13% of all of the outstanding Taro Ordinary Shares and all of the Taro Founders’ Shares (which are entitled to one third of the voting power at the Extraordinary General Meeting). The form of shareholder undertaking and irrevocable proxy entered into by such directors and officers and their affiliates is included as Annex B to this proxy statement and is incorporated herein by reference. Such directors and officers and their affiliates have not received any additional consideration with respect to the shareholder undertakings. See “The Shareholder Undertakings.”

Interests of Taro’s Executive Officers and Directors in the Merger (Page 30)

When considering the recommendation of Taro’s Audit Committee and Board of Directors, you should be aware that certain members of our Board of Directors and certain of our executive officers have interests in the merger in addition to their interests as Taro shareholders generally. These interests include, among other things, severance/change of control arrangements with certain executive officers who are not directors of Taro and the maintenance of indemnification rights and insurance coverage of the current and former officers and directors of Taro and its subsidiaries. These interests may be different from, or in addition to, your interests as Taro shareholders. The members of our Audit Committee and Board of Directors were aware of these additional interests, and considered them, when they approved the Merger Agreement and the transactions contemplated by the Merger Agreement. See “The Merger — Interests of Taro’s Executive Officers and Directors in the Merger.” In particular, with respect to Barrie Levitt, M.D. and Daniel Moros, M.D., the controlling shareholders of the Company, the Board of Directors considered that (i) no member of the Board of Directors or member of their immediate families, including Barrie Levitt, M.D. and Daniel Moros, M.D., is receiving an advantage in the merger to the disadvantage of other shareholders, (ii) they are not receiving any employment, consulting or severance agreement of any kind, (iii) they have entered into voting agreements in support of the merger, (iv) they are causing TDC to be acquired at the time of the merger in order to permit a subsidiary of Sun to acquire the Founders’ Shares and the minority interest in Taro USA for no additional consideration and (v) the merger was approved by a unanimous vote of the Board of Directors in which Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt chose not to participate in order to preclude any potential argument that, under Israeli law, certain elements of the transactions contemplated by the Merger Agreement may constitute an extraordinary transaction involving a controlling shareholder.

The Merger Agreement (Page 37)

Conditions to the Closing of the Merger.  The obligations of both Taro and Parent to complete the merger are subject to the satisfaction of certain conditions. See “The Merger Agreement — Conditions to Completion of the Transaction.”

Termination of the Merger Agreement.  Either Parent or Taro can terminate the Merger Agreement under certain circumstances, which would prevent the merger from being consummated. See “The Merger Agreement — Termination of the Merger Agreement.”

Limitation on Soliciting, Discussing and Negotiating Other Acquisition Proposals.  We have agreed that prior to the consummation of the merger we will not, and will ensure that our subsidiaries and our subsidiaries’ representatives do not, directly or indirectly:

•	solicit, initiate, induce, knowingly facilitate or knowingly encourage or take any other action to knowingly facilitate or knowingly encourage the making, submission or announcement of an alternative acquisition proposal or inquiry;

•	furnish any nonpublic information regarding Taro or its subsidiaries to any person in connection with or in response to an acquisition proposal or inquiry;

•	enter into, engage, maintain or continue in discussions or negotiations with any person with respect to any acquisition proposal or inquiry;

•	except in connection with termination pursuant to receipt of a superior proposal as outlined in the Merger Agreement, agree to, approve, endorse or recommend any acquisition proposal or inquiry, or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction; or

•	authorize or permit any of the officers, directors or employees, or any investment banker, financial advisor, attorney, accountant or other representative to take any of the actions described above.

However, at any time prior to obtaining shareholder approval of the merger, in response to an acquisition proposal and provided that: (i) we comply with the restrictions described above; (ii) we give Parent advance written notice; (iii) our Board of Directors determined in good faith after consultation with outside legal counsel that taking such actions is necessary to comply with the directors’ fiduciary duties under applicable law, which we understand are more restrictive than if the Company had been incorporated in the United States, and that such alternative transaction proposal constitutes or will likely constitute a superior offer, and (iv) prior to furnishing any such nonpublic information, we furnish such information to Parent, we may: (A) furnish information regarding the Company and its subsidiaries to the person making such alternative transaction proposal pursuant to a signed confidentiality agreement that contains terms that are at least as favorable to us as the terms of the confidentiality agreement that Taro and Parent have signed in connection with the merger; and (B) participate in discussions and negotiations with such person and its advisors.

See “The Merger Agreement — No Solicitation of Transactions; Board Recommendation.”

Expenses and Termination Fees.  The Merger Agreement provides that, subject to limited exceptions, all fees and expenses incurred in connection with the Merger Agreement and the merger will be paid by the party incurring such expenses.

A termination fee of $15.5 million in cash may be payable by Taro to Parent upon the termination of the Merger Agreement under certain limited circumstances.

See “The Merger Agreement — Expenses; Termination Fee.”

TDC Merger (Page 47)

TDC is a private company controlled by Barrie Levitt, M.D., Daniel Moros, M.D. and members of their respective families. TDC, directly or through subsidiaries, holds: (x) 2,600 Founders’ Shares of the Company, (y) 50% of the voting shares and 3.1% of Taro USA and (z) 2,333,971 Ordinary Shares of the Company. In order to acquire TDC’s interest in Taro USA and the Founders’ Shares in Taro, the TDC Merger will be effected. No consideration will be payable to TDC shareholders for the Founders’ Shares of the Company or for their 50% voting rights and 3.1% equity rights in Taro USA. The only consideration TDC shareholders will receive will be, in the aggregate, the amount equivalent to the number of Ordinary Shares in Taro held by TDC, multiplied by $7.75, without interest and less any applicable withholding tax.

Certain Legal Proceedings (Page 31)

On August 2, 2004, a securities class action complaint was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York, alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Nine additional securities class action complaints were subsequently filed in the United States District Court for the Southern District of New York, all containing similar allegations and claims. The actions have been consolidated and lead plaintiffs and lead counsel have been appointed. A consolidated amended complaint was filed on April 4, 2007. The consolidated amended complaint generally alleges that defendants made statements during the period February 22, 2003 to October 30, 2006 concerning the Company’s financial results in press releases, the Company’s 2003 and 2004 Annual Reports and during conference calls with analysts that were materially false and misleading and that artificially inflated the price of our Ordinary Shares. All defendants moved to dismiss the consolidated amended complaint on May 25, 2007. We intend to vigorously defend against the claims in this action.

On May 10, 2007, Franklin Advisers, Inc. and Templeton Asset Management Ltd. (collectively, “Templeton”), the beneficial owners of approximately 9% of the Company’s Ordinary Shares as of that date, filed an initiating motion in Tel-Aviv District Court seeking certain remedies intended to prevent alleged oppression of minority shareholders. They also filed a motion for the appointment of a special interim manager to review the Company’s efforts to identify an appropriate transaction. On May 19, 2007, Templeton filed a supplemental request with the court indicating that they believed a transaction involving Taro was imminent, and seeking a temporary injunction to prevent the Company from entering into any transaction that might result in oppression of minority shareholders. On May 21, 2007, the Tel-Aviv District Court determined not to issue the requested temporary injunction. As part of the court proceedings, Taro agreed to temporarily decrease the interim funding it was to receive from Parent by 9.5%, from $45 million to $40.725 million. On May 27, 2007, Templeton informed counsel for Taro that it will be filing documents with the court to contest the legality of the transactions contemplated hereby. The Company believes that the proceedings initiated by Templeton are without merit and are detrimental to the best interests of shareholders and the Company. The Company intends to contest the proceedings vigorously.

See “The Merger — Certain Legal Proceedings.”

Option Letter Agreement (Page 36)

TDC, Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt have granted Parent and its affiliates an option, exercisable for 30 days after termination of the Merger Agreement, or in the event that the Merger Agreement is terminated as a result of an unsolicited third-party acquisition proposal, for 30 days after the definitive acquisition agreement with respect to such third-party acquisition proposal has been terminated, to acquire all securities owned by them for $7.75 per share, provided that Parent and its affiliates commence a tender offer to purchase any and all shares owned by our shareholders at $7.75 per share. There can be no assurance that Parent and its affiliates will decide to exercise these rights. In view of the estimated financial results of 2006, the Company expects to be in default of various covenants with creditors. Absent the merger or tender offer, these defaults could result in an acceleration of payments to these creditors making it impossible for the Company to continue as a going concern. In addition, if the merger is not consummated and Parent and its affiliates do not institute a cash tender offer for all of our Ordinary Shares, we will continue to face many of the same liquidity challenges that we have faced over the last two years. Moreover, our creditors’ willingness to be supportive during the recent difficult period has been predicated on the assumption that we would complete a significant transaction which would provide liquidity to the Company and repayment of our debts.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement and the documents incorporated by reference in this proxy statement contain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The statements in this proxy statement and the documents incorporated by reference in this proxy statement that are not historical facts are forward-looking statements and may involve a number of risks and uncertainties. When used in this proxy statement and the documents incorporated by reference in this proxy statement, the terms “anticipate,” “believe,” “estimate,” “expect,” “may,” “objective,” “plan,” “possible,”

“potential,” “project,” “will” and similar expressions identify forward-looking statements. Generally, forward-looking statements express expectations for or about the future, rather than historical fact. Forward-looking statements are subject to inherent risks and uncertainties that may cause actual results or events to differ materially from those contemplated by such statements. Forward-looking statements in this proxy statement and the documents incorporated by reference in this proxy statement express expectations only as of the date they are made. We do not undertake any obligation to update or revise such statements as a result of new information or future events, except as required by applicable law.

MARKET PRICE AND DIVIDEND DATA

On December 13, 2006, our Ordinary Shares were de-listed from the NASDAQ Global Select Market and are now quoted on the Pink Sheets under the symbol “TAROF.” This table shows, for the periods indicated, the high and low closing per share prices of our Ordinary Shares as reported on the NASDAQ Global Select Market and the Pink Sheets.

2005	High	Low

First Quarter	$35.03	$26.31
Second Quarter	$34.85	$26.28
Third Quarter	$29.37	$23.23
Fourth Quarter	$27.38	$13.02

2006	High	Low

First Quarter	$17.36	$13.35
Second Quarter	$14.18	$10.00
Third Quarter	$14.98	$9.90
Fourth Quarter	$13.44	$9.40

2007	High	Low

First Quarter	$10.49	$7.55

The following table sets forth the closing per share price of our Ordinary Shares, as reported on the Pink Sheets on May 18, 2007, the last full trading day before the public announcement of the Merger Agreement, and on June 7, 2007, the latest practicable trading day before filing this proxy statement:

Date	Closing Price

May 18, 2007	$6.10
June 7, 2007	$7.48

Following the merger, there will be no further market for our Ordinary Shares and our Ordinary Shares will be de-listed from the Pink Sheets and deregistered under the Exchange Act.

We have never declared or paid cash dividends on our shares. Our current policy is to retain earnings for use in our business.

Shareholders are urged to obtain current market quotations for the Ordinary Shares.

EXTRAORDINARY GENERAL MEETING
AND CLASS MEETING OF THE HOLDERS OF ORDINARY SHARES
AND CLASS MEETING OF THE HOLDERS OF FOUNDERS’ SHARES

General

This proxy statement is being furnished to shareholders of record of the Company on June 13, 2007. A notice of the Meetings will be mailed to all of the shareholders on or about June 14, 2007.

Date, Time, Place

The Extraordinary General Meeting, the Ordinary Class Meeting and the Founders Class Meeting will be held on July 23, 2007 at 10:00 a.m., Israel time, July 23, 2007, at 11:00 a.m., Israel time or immediately after the conclusion of Extraordinary General Meeting, whichever is later, and July 23, 2007, at 12:00 (noon), Israel time, or immediately after the conclusion of the Ordinary Class Meeting, whichever is later, respectively, at the offices of Yigal Arnon & Co., 1 Azrieli Center, 47th Floor, Tel Aviv, Israel.

If within half an hour from the time appointed for a Meeting a quorum is not present, such Meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Board of Directors may, by notice to the shareholders, appoint. If at such adjourned meeting a quorum is not present, any two shareholders entitled to be present and present at such meeting, in person or by proxy, shall be a quorum and may transact the business for which the meeting was convened. The Chairman of a Meeting at which a quorum is present, may, with the consent of such Meeting, adjourn the Meeting from time to time, and from place to place, as the Meeting shall determine.

Purpose of the Meetings

At the Meetings, we will ask our shareholders to consider and vote upon a proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, as more fully described in this proxy statement.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of our Ordinary Shares and Founders’ Shares at the close of business in Israel on June 13, 2007, the record date, are entitled to notice of and to vote at the Meetings. On June 6, 2007, 36,453,118 of our Ordinary Shares were issued and outstanding and held by approximately 373 shareholders of record and 2,600 of our Founders’ Shares were issued and outstanding and held by one shareholder of record. Shareholders of record of our Ordinary Shares on the record date are entitled to one vote per share at the Extraordinary General Meeting and the Ordinary Class Meeting. At the Extraordinary General Meeting, each Founders’ Share shall entitle the holder thereof, as of the record date, to such number of votes as shall be equal to the quotient arrived at by the division of the aggregate number of votes that constitute one-third of the voting power in the Company by the number of the Founders’ Shares then outstanding. At the Founders Class Meeting, shareholders of record on the record date are entitled to one vote per Founders’ Share.

A quorum of shareholders is necessary to hold a Meeting. A quorum is present if three shareholders are present in person or by proxy holding between them a number of shares entitling them to one-third of the total number of votes in the Meeting. In the event that a quorum is not present at the relevant Meeting, it is expected that such Meeting will be adjourned or postponed to solicit additional proxies. For the purposes of determining the presence or absence of a quorum, votes withheld, abstentions and “broker non-votes” (where a broker or nominee cannot exercise discretionary authority and does not receive voting instructions from the beneficial owners to vote on a matter) will be counted as present, but will not be considered to have been voted in favor of any of the matters to be considered at the relevant Meeting.

Votes Required

The approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, requires the affirmative vote of shareholders holding: (i) 75% of the voting power of the Company present and voting at the

Extraordinary General Meeting in person or by proxy; (ii) 75% of the Ordinary Shares present and voting at the Ordinary Class Meeting in person or by proxy; and (iii) 75% of the Founders’ Shares present and voting at the Founders Class Meeting in person or by proxy. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, we have nevertheless decided, out of an excess of caution, to impose the same standard applicable under Israeli law for the approval of an extraordinary transaction in which our controlling shareholder does have a “personal interest.” This means that in addition to the 75% approvals mentioned above, we will require that either: (x) the majority at the Extraordinary General Meeting include at least one-third of the voting power of the disinterested shares present and voting at the Extraordinary General Meeting in person or by proxy or (y) the total votes cast in opposition by disinterested shares not exceed 1% of the voting power of the Company. If Parent, Merger Sub or any person or entity holding 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub (any such person or entity is described in this paragraph as a “Parent Affiliate”) holds shares in Taro, then there is the additional requirement that a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy (excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the merger. In connection with the investment made by Parent, Parent purchased 6,787,500 Ordinary Shares from the Company. Approval of the Merger Agreement is a condition to the closing of the merger.

Under Israeli law, if the Merger Agreement is approved by 75% of the voting power of the Company present and voting at the Extraordinary General Meeting but is not approved at a Class Meeting, or if a majority of the voting power present and voting at the Extraordinary General Meeting in person or by proxy excluding abstentions, Parent, Merger Sub, Parent Affiliates, or anyone acting on their behalf, including their family members or entities under their control vote against the Merger Agreement, the Israeli District Court may, on the application of shareholders holding 25% or more of the voting rights in the Company, approve the Merger Agreement. The District Court will need to determine that the Merger Agreement is fair and reasonable, taking into account the estimated value of each of the merging companies, and the consideration offered to the shareholders.

Voting by Certain Directors and Executive Officers and their Affiliates

The Shareholders have entered into voting agreements with Parent whereby the Shareholders have agreed to vote all of their Taro Ordinary Shares and Founders’ Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. As of June 7, 2007, approximately 13% of all of the outstanding Taro Ordinary Shares and all of the Taro Founders’ Shares (which are entitled to one third of the voting power at the Extraordinary General Meeting), are subject to the voting agreements.

See “The Shareholder Undertakings.”

Procedures for Voting; Proxies; Revocation

Shareholders can vote by either of the following methods:

•	by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope; or

•	by appearing and voting in person at the Meeting.

All shares represented by properly completed proxies received prior to 10:00 a.m., Israel time, on July 21, 2007, will be voted at the Meetings in the manner specified in the proxies. Properly completed proxies that do not contain voting instructions will be voted “FOR” the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement.

Brokers or banks who hold our Ordinary Shares in “street name” may not give a proxy to vote those shares in the absence of specific instructions from their customers who beneficially own those shares. If no instructions are given to the broker or bank holding shares, or if instructions are given to the broker or bank indicating that the broker or bank does not have authority to vote on the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, then the shares will be counted as present for purposes of determining whether a quorum exists, but will not be counted for the purposes of approving the Merger Agreement and the transactions contemplated by the Merger Agreement. Please note that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the Meetings, you must bring to the meeting a letter from the broker, bank or other nominee confirming your beneficial ownership of the shares and that the broker, bank or other nominee is not voting the shares at the Meeting.

You may change your vote or revoke your proxy in one of three ways. Firstly, you can deliver to the Secretary of Taro a written notice bearing a date later than the proxy stating that you would like to revoke your proxy. Secondly, you can complete, sign and deliver to the Secretary of Taro a new, later-dated proxy card for the same shares, provided the new proxy is received by 10:00 a.m. Israel time on July 21, 2007. Thirdly, you can attend the meeting and vote in person. Your attendance alone will not revoke your proxy. Any written notice of revocation or subsequent proxy should be delivered to the Secretary of Taro at or before the taking of the vote at the relevant Meeting. If you have instructed a broker or banker to vote your shares, you must follow the directions received from your broker or banker to change those instructions. You cannot vote shares held in “street name” by returning a proxy card directly to Taro or by voting in person at the Meetings.

By signing and mailing the enclosed proxy card you confirm, unless you specifically indicate otherwise on the proxy card, that you: (i) are not a person or entity holding, directly or indirectly, 25% or more of either the voting rights or the right to appoint directors of Parent or Merger Sub, or anyone acting on their behalf, including their family members or entities under their control (defined below) (any such person or entity is described in this paragraph as a “Parent Affiliate”); or (ii) do not have a personal interest in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement. The term “control” means the ability to direct the operations of a corporate entity. The term “Personal Interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes for these purposes any members of his/her immediate family or the spouses of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

We will treat abstentions and shares represented by proxies that reflect abstentions as shares that are present for the purpose of determining the presence of a quorum. For the purposes of determining the outcome of the vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, we will treat abstaining shares as not voting with respect to that matter (even though abstaining shares are considered present for quorum purposes and may be voting on other matters) and, as a result, abstaining shares will not be counted for the purposes of approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

Solicitation of Proxies

The expense of soliciting proxies in the enclosed form will be borne by Taro. We have retained Innisfree M&A Incorporated, a proxy solicitation firm, to solicit proxies in connection with the Meetings at a cost not to exceed $75,000, plus reimbursement of out-of-pocket expenses. In addition, we may reimburse brokers, banks and other custodians, nominees and fiduciaries representing beneficial owners of shares for their expenses in forwarding soliciting materials to such beneficial owners. Proxies may also be solicited by certain of our directors, officers and employees, personally or by telephone, facsimile or other means of communication. No additional compensation will be paid for such services.

Householding of Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of our proxy statement may have been sent to multiple shareholders in each household. We will promptly deliver a separate copy of either document to any shareholder upon written or oral request to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or toll-free at 877-717-3926 (from the United States and Canada) or 412-232-3651 (from other locations).

Adjournment

If within half an hour from the time appointed for a Meeting a quorum is not present, such Meeting shall be adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Board of Directors may, by notice to the shareholders, appoint. If at such adjourned meeting a quorum is not present, any two shareholders entitled to be present and present at such meeting, in person or by proxy, shall be a quorum and may transact the business for which the meeting was convened.

The Chairman of a Meeting at which a quorum is present may, with the consent of such Meeting, adjourn the Meeting from time to time, and from place to place, as the Meeting shall determine.

THE COMPANIES

Taro

The legal and commercial name of our company is Taro Pharmaceutical Industries Ltd. We were incorporated under the laws of the State of Israel in 1959 under the name Taro-Vit Chemical Industries Ltd. In 1984, we changed our name to Taro Vit Industries Ltd. and in 1994 we changed our name to Taro Pharmaceutical Industries Ltd. In 1961, we completed the initial public offering of our ordinary shares, which are currently quoted on the Pink Sheets under the symbol “TAROF.” In that year, we also acquired 97% of the outstanding stock of an Israeli corporation, then known as Taro Pharmaceutical Industries Ltd., or TPIL. In 1981, we sold 37% of our interest in TPIL. In 1993, after acquiring all of the outstanding shares of TPIL, we merged TPIL into our company.

We are a multinational, science-based pharmaceutical company. We develop, manufacture and market prescription and over-the-counter pharmaceutical products primarily in the United States, Canada and Israel. Our primary areas of focus include topical creams and ointments, liquids, capsules and tablets, mainly in the dermatological and topical, cardiovascular, neuropsychiatric and anti-inflammatory therapeutic categories. We operate principally through three entities: Taro Pharmaceutical Industries Ltd., and two of its subsidiaries, Taro Pharmaceuticals Inc. and Taro USA.

Our principal executive offices are located at Italy House, Euro Park, Yakum 60972, Israel. Our telephone number at that address is +972-9-971-1800. Our registered office is located at 14 Hakitor Street, Haifa Bay 26110, Israel. Our telephone number at that address is +972-4-847-5700. Our agent for service of process in the United States is Taro Pharmaceuticals U.S.A., Inc., 3 Skyline Drive, Hawthorne, NY 10532.

Parent

The legal and commercial name of Parent is Alkaloida Chemical Company Exclusive Group Ltd. Parent is an indirect subsidiary of Sun. Sun is an international, integrated, specialty pharmaceutical company. It manufactures and markets a large basket of bulk drugs (APIs) and pharmaceutical formulations as branded generics as well as generics in India, the U.S. and several other markets across the world. In India, the company is a leader in the niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology and orthopedics. Parent’s principal executive offices are located at Kabay János u. 29, H-4440 Tiszavasvari, Hungary, and the telephone number there is +3648521004. Sun’s principal executive offices are located at 17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India, and the telephone number there is +9122 66455645.

Merger Sub

Aditya Acquisition Company Ltd., an Israeli company controlled by Parent, was organized solely for the purpose of entering into the Merger Agreement with Taro and completing the merger. Merger Sub was incorporated on April 22, 2007, and has not conducted any business operations.

PROPOSAL

APPROVE THE AGREEMENT OF MERGER
AND THE TRANSACTIONS CONTEMPLATED THEREBY

THE MERGER

The following discussion summarizes the material terms of the merger. Shareholders should read the Merger Agreement, which is attached as Annex A to this proxy statement.

Background to the Merger

Significant difficulties encountered by the Company during the past two years led the Board of Directors to consider strategic options to enable the Company to continue as a going concern and to preserve shareholder value. As of April 30, 2007, the Company’s cash reserves had fallen to $11.5 million in the face of past due balances with suppliers and significant principal payments due to bondholders and other creditors. The merger proposal described in this proxy statement represents the culmination of the Company’s review of its strategic options.

Our 2005 Audit

We were delayed in completing our 2005 audit. The delay resulted from a number of factors, including:

•	the need to restate 2004 and 2003 results due to adjustments in accounts receivable reserves relating to wholesaler customers following the receipt of formal wholesaler inventory reports, which were acquired by the Company for its major wholesaler customers for the first time in May 2006 and utilized for the first time in the 2005 audit;

•	the time required for an investigation conducted by independent counsel, Jenner & Block LLP (“Jenner & Block”), regarding the restatement; and

•	subsequent to the investigation, the departure of the Company’s Chief Financial Officer and another senior member of Taro’s financial staff.

On March 8, 2006, we announced that we planned to report financial results for the fourth quarter and full year of 2005 in late March or early April 2006. On April 20, 2006, we announced that we would only be able to report our financial results following the completion of additional work by our independent auditing firm, Kost Forer Gabbay & Kasierer (a Member of Ernst & Young Global, “Ernst & Young”) relating to the process of estimating accounts receivable reserves.

On June 22, 2006, we announced that we expected to report 2005 net sales in a range of approximately $295 million to $305 million, and net income in a range of approximately $14.0 million to $16.0 million. We also announced that as a result of the additional work being conducted by our auditors, we expected to restate our results for 2003 and 2004, with each of net sales and pre-tax income for 2003 being reduced by approximately $37.0 to $40.0 million and net sales and pre-tax income for 2004 being reduced by approximately $8.0 to $11.0 million.

On July 18, 2006, we announced that we were in the last stages of completing the 2005 audit. On August 8, 2006, as an outgrowth of the restatement, Taro’s independent auditors requested that the Audit Committee retain independent counsel to investigate the circumstances relating to the restatement. While we expected to receive the report from Jenner & Block, our independent counsel, in September 2006, on October 5, 2006, we announced that the report would only be available by October 20, 2006, and then on October 20, 2006 we announced that the report was expected by October 27, 2006.

On October 30, 2006, we announced that Jenner & Block had rendered its report to the Board of Directors and had advised the Board, based on its investigation, that it did not find in the Company’s 2003 and 2004 financial statements an intentional misstatement of reserves relating to sales to wholesaler customers. However, Jenner & Block further reported that it had concluded that a member of the Company’s senior financial management caused the Company to make misleading statements in correspondence to members of the staff of the SEC, responding to inquiries by the SEC staff with respect to the Company’s financial statements for 2003 and 2004, and that such individual and another member of the Company’s financial management also made misrepresentations to employees of Ernst & Young, the Company’s independent auditors, in 2006 concerning the availability of wholesaler inventory data in connection with the 2005 year-end audit. No other Company personnel were found to have engaged in such conduct. Jenner & Block also found that the Audit Committee had complied with its fiduciary duties and had adequately investigated certain matters that our independent auditors had brought to its attention in connection with their work on the audit of the Company’s 2005 financial statements.

After Jenner & Block delivered its report, Kevin P. Connelly, the Company’s Senior Vice President and Chief Financial Officer, as well as another member of financial management employed by Taro USA, resigned from their positions, effective immediately. Both individuals advised the board that they vigorously disagreed with Jenner & Block’s findings with respect to their actions.

On October 30, 2006, we also announced that we had appointed Rebecca A. Roof, a Managing Director at AlixPartners LLP, as Interim Chief Administrative and Restructuring Officer. In addition, we also announced that we were undertaking certain restructuring initiatives to address liquidity needs and identify cost reduction and debt refinancing and restructuring opportunities. Ms. Roof remained with Taro until her departure in early May 2007.

As a result of the delays in completing the 2005 audit, we were unable to provide interim results during the 2006 fiscal year nor were we able to file our 2005 Annual Report on Form 20-F (the “2005 Form 20-F”) on a timely basis, as required by our regulators and creditors. Because of this delay, on December 12, 2006, we announced that we had received notice that the Company’s ordinary shares would be delisted from The Nasdaq Global Select Market after the close of business on December 13, 2006.

On March 20, 2007, we reported that the audit of our 2005 results had been completed and that we had filed the 2005 Form 20-F with the SEC. We made several other significant announcements that day:

•	We reported 2005 net sales of $297.7 million, compared with restated net sales of $261.1 million for 2004, 2005 net income of $5.7 million, or $0.19 per diluted share, compared with a restated net loss of $31.5 million, or $1.08 per share in 2004. Net income for 2005 and restated results for 2004 were lower than our unaudited estimations due to the availability of additional information based on an internal review of transactions for full-year 2006.

•	We announced that for the year ended December 31, 2006, we expected to report a substantial loss.

•	We disclosed that there was substantial doubt about our ability to continue as a going concern.

•	We disclosed that our cash flows had been negatively impacted by competitive pricing pressures, capital expenditures, research and development costs, operating losses, and reductions in wholesaler inventories.

•	We disclosed that we were in discussions with interested parties regarding strategic alternatives available to Taro. We further noted that we would need to raise additional equity capital or debt, or restructure or refinance our existing debt, while improving our profitability, in order to meet our future obligations. We indicated that, if we were to be unable to obtain sufficient additional cash by raising additional equity capital or debt, or if we were to be unable to restructure or refinance our existing debt, while improving our profitability, we were likely to experience a number of material adverse effects, including but not limited to, the possibility of us and/or our affiliates or subsidiaries seeking relief under applicable insolvency or reorganization laws. During the first quarter of 2007, as a contingency, we began to prepare draft documents to be filed for protection under Chapter 11 of the United States Bankruptcy Code.

Our Recent Financial Performance

As noted above, on March 20, 2007, we announced that for the year ended December 31, 2006, we expected to report a substantial loss as a result of significant product returns from our wholesaler customers coupled with a lack of new sales to these wholesaler customers in an effort to lower the wholesaler inventory levels, competitive pricing pressures, smaller than anticipated contribution from new products, and increased professional fees (including one-time expenses associated with completing the 2005 audit and the Company’s restatement of 2004 and 2003 results). To date, we have not completed our 2006 audit, but upon completion, we expect that we will not be in compliance with various covenants under our credit agreements.

For the year ended December 31, 2006, we currently estimate our sales to be between $180 and $200 million resulting in a net loss for the year that will range between $95 and $120 million, compared with sales of $295 million and net income of $5.7 million for 2005. During 2006, liquidity available to the Company declined from approximately $72.8 million as of December 31, 2005, to approximately $17.1 million as of December 31, 2006, reflecting the impact of our net losses on our working capital balances. While these numbers are estimates based on management’s expectations, the audit of our 2006 financial statements has not been completed and therefore the magnitude of our loss is subject to change during the course of the finalization of the audit.

The magnitude of our loss in 2006 and the deterioration in our liquidity resulted from a number of factors, including those listed below:

•	After the Company received new information quantifying inventories held by certain wholesaler customers, the Company eliminated promotions to and reduced sales to those customers with the goal of reducing wholesaler inventory levels and resulting in sales to those customers following a shipment pattern which more closely reflects actual consumption. As a result, inventory of Taro generic drugs at wholesaler customers was reduced significantly during 2006.

•	Price erosion on products such as warfarin, clobetasol, and clotrimazole-betamethasone dipropionate, as well as other generic products, accounted for a substantial decrease in sales.

•	New product introductions in 2006 did not begin to offset the price erosion on base product sales until late in the fourth quarter of 2006.

•	One time legal and accounting charges associated with the restatement and investigations.

•	Certain wholesaler customers withheld payment in an effort to protect themselves and preserve their chargeback and return rights.

•	Our lenders denied us access to additional borrowings based on our inability to finish the 2005 audit and produce financial statements, further amplifying the financial crisis faced by the Company.

Moreover, due to our continuing poor financial performance and the lack of current cash collections from certain of our wholesaler customers, we are experiencing liquidity issues that threaten our operations as a going concern. On April 30, 2007, we had total unrestricted cash and cash equivalents of $11.5 million and total indebtedness to our financial creditors of approximately $240 million. Required principal and interest payments to the holders of bonds that were issued in 2003 that needed to be made in the third week of May 2007 totaled approximately $15 million. While we were in discussions to sell our facility in Ireland, no additional borrowings or significant asset sales existed that would have allowed us to make the required payments to the 2003 bondholder and continue to operate our business. In the absence of the investment made by Parent (see “Review of Final Proposals” below), we would not have been able to make such payments on May 21, 2007.

Pressure from creditors

The delay in issuing the audited financial statements for the year ended December 31, 2005, resulted in the Company not being in compliance with certain reporting obligations with respect to certain debt instruments. In the fourth quarter of 2006, we received numerous phone calls from our banks and letters and phone calls from the holders of our 2003 and 1999 bonds expressing concern about the delay in filing our financial statements. Furthermore, approximately $10 million of bank debt was scheduled to mature as of December 31, 2006. The Company had insufficient liquidity to make the required principal payments as of that date and has negotiated periodic extensions of the maturity of such instrument through the present date. In addition, the deterioration in our financial performance caused our financial creditors to be concerned about our ability to service their debt (in particular, principal and interest due on our 2003 bonds during the third week of May 2007) and our overall financial viability. As a result, various creditors had the right to elect to accelerate their indebtedness and certain creditors may have, and may still, elect to proceed against the collateral granted to them to secure such indebtedness.

Strategic Alternative Review

In early November 2006, in light of the increasing pressures on the Company’s liquidity, the Company retained Blackstone, an investment banking firm, to assist it in exploring strategic alternatives.

In the months of November and December 2006 and through the first quarter of 2007, Blackstone worked with the Company to explore the strategic alternatives available to us. In an effort to provide the best transaction for Taro, Blackstone did the following:

•	contacted a selected group of 20 potential buyers and investors (6 strategic and 14 financial investors), all of whom signed confidentiality agreements,

•	collected and prepared extensive due diligence information to be shared with potential bidders though a web-based data room, and

•	assisted Taro’s management in giving management presentations to 13 potential bidders.

On January 2, 2007, Blackstone sent letters to several potential bidders requesting that they provide final proposals no later than January 9, 2007. Five bids were received at that time, each of which were conditioned on the parties completing significant due diligence about the legal, financial and regulatory condition of Taro. Each of these bidders conducted varying levels of due diligence during the months of January and February, 2007.

On February 16, 2007, Taro and Sun entered into a confidentiality agreement, following which information regarding Taro was provided to Sun. Taro management provided Sun with a management presentation on March 6, 2007.

On March 19, 2007, Blackstone sent letters to several bidders, including Sun, to provide final proposals no later than March 30, 2007. In our March 20, 2007 press release, we announced that we had requested that final proposals be submitted by March 30, 2007, with a definitive agreement expected to be completed during April 2007. During the first week of April 2007, we received three proposals. During April 2007 and into the beginning of May 2007, Taro conducted extensive meetings and phone calls with representatives of two of these bidders. The third bidder proposed to purchase all of our outstanding shares for $2.00 per share and we did not continue discussions with this party. During this same period, another strategic party indicated that it would be prepared to consider the purchase of all our outstanding shares for $3.50 per share.

On May 7, 2007, one of the bidders which had been in discussions with Taro in January 2007 renewed its contact with the Company and submitted a bid for an investment in the Company. The Company and its advisors conducted numerous discussions with all three bidders and on May 14, 2007, Blackstone sent letters to the remaining bidders requesting that they provide “best and final” binding proposals no later than 10:00 am, Tuesday, May 15, 2007. Throughout the negotiations with all parties, the Levitt and Moros families insisted, with the support of Taro’s Board of Directors, that Barrie Levitt, M.D., Daniel Moros, M.D. and their families not be treated more advantageously than other Taro shareholders in connection with any possible transaction, including with respect to their holdings in TDC, the Founders’ Shares and the shares of Taro USA held by TDC.

Review of Final Proposals

On May 15, 2007, we received three proposals.

Sun.  Sun’s proposal contemplated an acquisition of all the outstanding shares of Taro in a merger transaction at a price of $6.50 per share.

Proposal 2.  Proposal 2 included the following elements:

•	Immediate refinancing of all of the Company’s outstanding debt;

•	A substantial investment in the form of convertible notes or other debt and credit facilities, which would be used to refinance all of the Company’s outstanding debt. These debt facilities provided for placement fees of 2% of the investments to be made;

•	A cash tender offer to purchase 44% of the shares held by the shareholders (excluding the Levitt and Moros families) of Taro at a price per share of $5.25;

•	TDC would be purchased based on the same price per Ordinary Share as offered to its shareholders in the merger and without additional consideration being paid for the Founders’ Shares or the minority position held by TDC in Taro USA, comparable to the TDC merger contemplated in the Sun transaction (see “Taro Development Corporation Merger”); and

•	While Proposal 2 did not require a shareholder vote prior to closing, Proposal 2 contained conditions to closing relating to potential litigation which could have enabled the bidder to be in a position that it would not be obligated to consummate the remainder of the transaction.

Proposal 3.  Proposal 3 included the following elements:

•	An immediate investment of $15 million in Taro to facilitate the payments due on the 2003 bonds through a combination of the issuance of shares and warrants to purchase Ordinary Shares;

•	A substantial investment, the majority of which would be in the form of convertible notes or other debt and credit facilities, which would be used to partially refinance the Company’s outstanding debt. This investment provided for placement fees of 1.5% of the investments to be made;

•	A cash tender offer to purchase 55% of the shares held by the shareholders (excluding the Levitt and Moros families) of Taro at a price per share of $6.00;

•	TDC would be purchased based on the same price per Ordinary Share as offered to its shareholders in the merger and without additional consideration being paid for the Founders’ Shares or the minority position held by TDC in Taro USA; and

•	This Proposal required a shareholder vote prior to closing.

On May 16, 2007, Taro’s Board of Directors met to consider the final proposals which had been received. During an extended meeting of the Board of Directors, Sun submitted revised proposals for the Board of Directors to consider. Sun raised its merger proposal to $7.50 per share and stated that the merger structure proposed by it was its preferred proposal. However, Sun also stated that it would be willing to offer $6.25 per share in a tender offer structure similar to Proposals 2 and 3 outlined above. The Board of Directors carefully reviewed the revised Sun proposal and Proposals 2 and 3, highlighting the fact that all bidders were willing to provide proposals that would leave shareholders with the opportunity to make their own decisions with respect to remaining as a shareholder of Taro. Based on discussions with the Company’s legal and financial advisors, the Board of Directors reasonably believed that the bidders making Proposals 2 and 3 would not improve their prices above $6.25 to $6.50 per share if the Company decided to pursue either proposal. The Board of Directors was also advised that the conditions in Proposal 2 could be amended satisfactorily by the bidder, although the structure would be revised to contemplate a shareholders vote similar to Proposal 3. In discussions with Sun and its advisors, Sun proposed an increase in its merger consideration to $7.75 per share and further agreed to increase its investment from $20 million to $45 million through the purchase of newly issued shares at a price of $6.00 per share, representing the approximate then market price of the Company’s shares. The Board of Directors gave careful consideration to the revised Sun Proposal (including Sun’s proposal on structures similar to Proposals 2 & 3) and to Proposals 2 and 3 (including as potentially revised), to the different structures, to the price differential in the proposals, to the effective values of Proposals 2 and 3 in light of the contemplated share and warrant issuances, and to the advice of Blackstone, its financial advisor, and to Merrill Lynch, which was expected to be called upon to render a fairness opinion.

After full consideration of all proposals and expressions of interest, the Board of Directors determined that the Sun proposal reflected a superior proposal, having, among other things, provided $30 million more of equity financing and a substantially higher price per share in the merger than the other two bids being considered. The Board of Directors authorized Taro’s management to pursue, on behalf of Taro, negotiations with Sun in an effort to obtain a definitive agreement, subject to approval by the Board of Directors.

On May 17, 2007, Skadden Arps, Slate, Meagher & Flom LLP and Yigal Arnon & Co., counsel to Taro, exchanged revised drafts of the proposed agreement of merger and related documentation with Shearman and Sterling LLP and Naschitz, Brandes & Co., counsel to Sun.

On May 18, 2007, special meetings of the Audit Committee of the Board of Directors of Taro and of Taro’s Board of Directors were held for the purpose of considering the proposed merger. Although we believe that the transactions contemplated by the Merger Agreement do not constitute an extraordinary transaction in which our controlling shareholder has a “personal interest” as a matter of Israeli law, the individuals who may be deemed to constitute controlling shareholders, Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt, all of whom are directors of Taro, chose not to participate in the deliberation and vote at these special meetings. At these special meetings, the management of Taro and its legal and financial advisors made presentations regarding various aspects of the proposed transaction. Merrill Lynch reviewed its financial analysis in connection with its evaluation of the $7.75 per share cash amount to be received by the holders of Ordinary Shares in the merger. Merrill Lynch also rendered an oral opinion to the effect that, as of March 18, 2007 and based upon and subject to the matters stated in its opinion, the merger consideration of $7.75 per share in cash to be received by the holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley pursuant to the merger was fair from a financial point of view to the holders of such shares.

After careful consideration and deliberation at the special meeting, the Audit Committee (with one member absent) then voted unanimously to adopt resolutions:

•	determining that the proposed agreement of merger and the transactions contemplated thereby are advisable, fair to and in the best interests of Taro and its shareholders;

•	recommending to the Board of Directors that the Board vote in favor of approval of the proposed agreement of merger and the transactions contemplated thereby;

•	recommending to the Board of Directors that the proposed agreement of merger be submitted for approval to a vote of the shareholders of Taro;

•	recommending to the Board of Directors that the treatment of options, in the manner set forth in the proposed agreement of merger, be approved;

•	recommending to the Board of Directors that it recommend that shareholders vote “FOR” approval and adoption of the final agreement of merger and the transactions contemplated by such agreement of merger, and that, subject to the provisions of the final agreement of merger, this proxy statement contain such recommendation; and

•	directing management to call an extraordinary general meeting and to take the other actions necessary under the Israeli Companies Law of 1999, as amended (the “Israeli Companies Law”) to complete the merger.

Immediately thereafter, after careful consideration and deliberation and based, in part, on the recommendation of the Audit Committee, Taro’s Board of Directors (with one member absent) voted unanimously at its special meeting to adopt resolutions:

•	approving, adopting and authorizing in all respects the proposed agreement of merger and the related agreement and transactions;

•	approving the investment proposed by Sun, according to which, in consideration for $45 million, Parent would be issued 7,500,000 Taro Ordinary Shares (of which, as of the date of this proxy statement, 6,787,500 Taro Ordinary Shares have been issued in consideration for $40.725 million), at a price per share of $6.00, and a 3-year warrant to purchase an additional 7,500,000 Taro Ordinary Shares (as of the date of this proxy statement, there are 6,787,500 Taro Ordinary Shares underlying this warrant), at an exercise price of $6.00 per share. Parent would also be granted customary registration rights.

•	determining that the proposed agreement of merger and the transactions contemplated thereby are advisable, fair to and in the best interests of Taro and its shareholders;

•	determining that, considering the financial position of Taro and Merger Sub, no reasonable concern existed that Taro, as the surviving corporation, would be unable to fulfill the obligations of Taro to its creditors;

•	approving the treatment of options, in the manner set forth in the proposed agreement of merger;

•	directing management to call an extraordinary general meeting of shareholders and to take the other actions necessary under the Israeli Companies Law to complete the merger; and

•	recommending to shareholders that they vote “FOR” approval and adoption of the final agreement of merger and the transactions contemplated thereby.

On the evening of May 18, 2007, Taro and Parent executed the Merger Agreement and related documents.

On May 21, 2007, prior to the opening of trading on the National Stock Exchange of India and Bombay Stock Exchange in Mumbai, India, Taro and Sun each issued a press release announcing the execution of the Merger Agreement.

On May 21, 2007 and May 30, 2007, Taro and Parent consummated the investment described above.

Merger Consideration

Under the Merger Agreement, if the merger is completed, outstanding Ordinary Shares of Taro will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax.

After the merger is completed, you will have the right to receive the merger consideration, but you will no longer have any rights as a Taro shareholder and will have no rights as a Parent stockholder. You will receive written instructions from the paying agent appointed by Parent for sending in your share certificates and receiving the cash consideration to which you will be entitled.

Recommendation of Taro’s Board of Directors and Reasons for the Merger

After careful consideration, our Audit Committee and Board of Directors have unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement. In doing so, our Board of Directors determined that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Taro and its shareholders and that considering the financial position of Taro, no reasonable concern exists that Taro, as the surviving corporation, will be unable to fulfill its obligations to its creditors. Our Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

In the course of reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement and to recommend that Taro shareholders vote to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, our Board of Directors consulted with our management, financial advisors and legal counsels, reviewed a substantial amount of information and considered a number of factors, including, among others, the following:

•	the financial crisis facing the Company and the need for both immediate and longer term funding;

•	the familiarity of the Board of Directors with the business, financial condition, results of operations, current business strategy and future prospects of Taro, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which Taro operates and Taro’s position in such markets;

•	the historical market prices and trading information for Taro’s shares;

•	the fact that the consideration in the merger would be paid entirely in cash and that the merger is not subject to any financing condition;

•	the advice of Blackstone, which assisted the Board of Directors in its evaluation of strategic alternatives and its review of the proposals submitted to Taro by Sun and the other proposals;

•	the opinion of Merrill Lynch to the effect that, as of May 18, 2007, and based upon the factors and subject to the assumptions set forth in its written opinion, which is attached as Annex C to this proxy statement, the merger consideration of $7.75 per share in cash to be received by the holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley, pursuant to the merger was fair from a financial point of view to the holders of such shares, as well as the financial analyses reviewed by Blackstone;

•	the fact that the Board of Directors was open to the possibility of permitting shareholders to remain as shareholders in Proposals 2 and 3 and in one of the alternatives proposed by Sun, and that the improved merger consideration of $7.75 per share was believed by the Board of Directors to preclude the possibility of obtaining a fairness opinion with respect to Proposals 2 and 3;

•	Taro’s prior efforts over the preceding approximately six-month period to solicit third-party interest;

•	its belief, given the efforts to solicit third-party interest, that the merger represents the best transaction reasonably available at this time to realize shareholder value;

•	its belief that the merger will provide Taro with additional resources and capabilities and, thereby, be in a better position to serve its customers and grow;

•	in relation to Barrie Levitt, M.D. and Daniel Moros, M.D., the controlling shareholders of the Company, the fact that (i) no member of the Board of Directors or member of their immediate families, including Barrie Levitt, M.D. and Daniel Moros, M.D., is receiving an advantage in the merger to the disadvantage of other shareholders, (ii) they are not receiving any employment, consulting or severance agreement of any kind, (iii) they have entered into voting agreements in support of the merger, (iv) they are causing TDC to be acquired at the time of the merger in order to permit a subsidiary of Sun to acquire the Founders’ Shares and the minority interest in Taro USA for no additional consideration, and (v) the merger was approved by a vote of the Board of Directors in which Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt chose not to participate.

•	the fact that a merger requires the vote of, among other requirements, 75% of the Ordinary Shares voting upon the proposal;

•	the fact that if the merger is not consummated for certain reasons, including the failure to receive shareholder approval, the Company has agreed that, for a 30-day period, Parent and its affiliates have the ability to exercise certain options to cause shares beneficially owned by the Shareholders to be acquired and to implement a cash tender offer for all shares of the Company at the same price of $7.75 per share; and

•	the Board of Directors’ belief that the conditions to closing, including the receipt of required regulatory approvals, should be capable of satisfaction.

Taro’s Board of Directors also considered, among others, the following factors, including a number of potentially negative factors:

•	the risks and contingencies related to the announcement and pendency of the merger, including the potential impact of the announcement of the transaction on Taro’s employees, customers and Taro’s relationships with third parties;

•	the fact that Taro will no longer exist as an independent public company and Taro’s shareholders will forgo any future increase in Taro’s value that could result from Taro’s possible growth;

•	the fact that under the terms of the Merger Agreement, Taro cannot solicit other acquisition proposals and must pay to Parent a termination fee if the merger is terminated under certain circumstances;

•	the fact that some provisions of the Merger Agreement and related documents, including the execution of undertaking agreements and proxies by certain shareholders, might have the effect of discouraging other persons potentially interested in acquiring Taro from pursuing an acquisition of Taro;

•	the risk that the transaction might not be consummated due to the potential failure to satisfy one or more of the closing conditions;

•	the fact that under Israel law, the fiduciary duties of the Board of Directors are more restrictive than under U.S. law and therefore its ability to terminate the Merger Agreement in the event of a third-party offer may be limited;

•	the fact that, in the 12 months prior to the announcement of the merger, the market price of Taro’s shares had traded at prices higher than the cash consideration to be paid to Taro’s shareholders in the merger; and

•	the fact that, pursuant to the Merger Agreement, while we must generally conduct our business in the ordinary course, we are subject to a variety of other restrictions on the conduct of our business prior to closing of the merger or termination of the Merger Agreement, which may delay or prevent us from pursuing business opportunities that may arise or preclude actions that would be advisable if we were to remain an independent company.

Our Board of Directors carefully considered all of these factors as a whole in reaching its determination and recommendation. Our Board of Directors concluded that overall, the risks, uncertainties, restrictions and potentially negative factors associated with the merger were outweighed by the potential benefits of the merger and that considering the financial position of Taro and Merger Sub, no reasonable concern exists that Taro, as the surviving corporation, will be unable to fulfill the obligations of Taro to its creditors.

The foregoing discussion of factors considered by Taro’s Board of Directors is not meant to be exhaustive but includes the material factors considered by the board in declaring that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to, and in the best interests of, Taro and its shareholders, approving the Merger Agreement and the transactions contemplated by the Merger Agreement and recommending that Taro’s shareholders approve the Merger Agreement and the transactions contemplated by the Merger Agreement. In view of the wide variety of factors considered by Taro’s Board of Directors in connection with the evaluation of the merger and the complexity of these matters, Taro’s Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. Rather, the directors made their determination based on the totality of the information presented to them, and the judgments of individual members of the Board of Directors may have been influenced to a greater or lesser degree by different factors.

Taro’s Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

Opinion of Merrill Lynch

Taro retained Merrill Lynch to evaluate the fairness, from a financial point of view, of the consideration to be received by the holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley, pursuant to the Merger Agreement. At the meeting of the Board of Directors of Taro on May 18, 2007, Merrill Lynch rendered its oral opinion to the Board, which opinion was subsequently confirmed in writing as of the same date, that as of that date, based upon the assumptions made, matters considered, qualifications and limitations set forth in its opinion, the merger consideration of $7.75 per share in cash to be received by the holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley, pursuant to the merger was fair from a financial point of view to the holders of such shares.

The full text of written opinion of Merrill Lynch, dated as of May 18, 2007, which sets forth material information relating to Merrill Lynch’s fairness opinion, including assumptions made, matters considered, qualifications and limitations on the scope of review undertaken by Merrill Lynch, is attached as Annex C and is incorporated into this document by reference in its entirety. This description of Merrill Lynch’s opinion is qualified in its entirety by reference to, and should be reviewed together with, the full text of the opinion. You are urged to read the opinion and consider it carefully.

Merrill Lynch’s opinion is addressed to the Board of Directors and addresses only the fairness, from a financial point of view, of the merger consideration to be received by holders of Ordinary Shares, other than Taro or any wholly-owned subsidiary of Taro, TDC and Morley, as of the date of the opinion. Merrill Lynch’s opinion did not address the merits of the underlying decision by Taro to engage in the merger and other transactions with Parent and its affiliates and does not constitute, nor should it be construed as, a recommendation to any shareholder of Taro as to how such shareholder should vote on the proposed merger, any matters related to the proposed merger or any other transactions. Merrill Lynch’s opinion also did not address the fairness of any aspect of the transactions between Parent and its affiliates and Taro or its affiliates other than the merger. In addition, Merrill Lynch was not asked to address, and the opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Taro, other than the holders of the ordinary shares.

In arriving at its opinion, Merrill Lynch, among other things:

•	Reviewed certain publicly available business and financial information relating to Taro that Merrill Lynch deemed to be relevant;

•	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of Taro furnished to Merrill Lynch by Taro;

•	Conducted discussions with members of senior management and representatives of Taro concerning the matters described in the preceding two bullet points;

•	Reviewed the market prices and valuation multiples for the ordinary shares of Taro and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	Reviewed the results of operations of Taro;

•	Reviewed the Merger Agreement;

•	Reviewed the TDC Merger Agreement;

•	Reviewed the Share Purchase Agreement, dated as of May 18, 2007, by and among Parent and Taro (the “Purchase Agreement”);

•	Reviewed the Voting Agreements, each dated as of May 18, 2007, entered into by certain shareholders of Taro and TDC (the “Voting Agreements”); and

•	Reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or publicly available, and Merrill Lynch did not assume any responsibility for independently verifying such information or undertake an independent evaluation or appraisal of any of the assets or liabilities of Taro and was not furnished with any such evaluation or appraisal, nor did Merrill Lynch evaluate the solvency or fair value of Taro under any laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of Taro. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by Taro, Merrill Lynch assumed that such financial forecast information was reasonably prepared and reflected the best currently available estimates and judgment of Taro’s management as to the expected future financial performance of Taro. Merrill Lynch also assumed that each party to the Merger Agreement would perform all of the covenants and agreements required to be performed by such party in accordance with terms set forth therein.

In preparing its opinion, Merrill Lynch understood that Taro had at that time been unable to prepare audited financial statements for the year ended December 31, 2006, and that there was no assurance as to when such audited financial statements would be available. Merrill Lynch understood that Taro had until recently, and with the publication of its audited financial statements for the year ended December 31, 2006 would likely be, in default under certain of its indebtedness and, although Taro had been able to secure temporary waivers with respect to these defaults as of the date of the opinion, there was no assurance that Taro would be able to continue to obtain such waivers. Accordingly, there was substantial risk that holders of Taro’s indebtedness could seek to accelerate such indebtedness in the future, in which event Taro might be required to seek relief under applicable laws relating to insolvency or reorganization. In addition, Merrill Lynch understood that Taro did not have sufficient funds to meet debt service obligations which would come due within 10 days after the date of the opinion and, accordingly, even in the absence of an acceleration of other indebtedness, Taro might be required to seek relief under applicable laws relating to insolvency or reorganization. Accordingly, in the absence of the consummation of the transactions proposed by Parent or obtaining alternative financing, Taro would not be able to pay its obligations as they became due or continue its operations, in which event the Ordinary Shares would become worthless.

Merrill Lynch’s opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Merrill Lynch as of the date of the opinion. Merrill Lynch did not render any accounting, legal, tax or regulatory advice and relied upon, without independent verification, the assessment of Taro and its accounting, legal, tax and regulatory advisors with respect to such matters. Furthermore, Merrill Lynch made no assessment as to the impact, if any, of any ongoing legal or regulatory investigations of Taro or of any liability or obligation of any nature, if any, arising from or in connection with such legal or regulatory investigations.

Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to the Board of Directors. Circumstances could develop prior to consummation of the Merger that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion. In addition, Merrill Lynch was not asked to address, and its opinion does not address, in any manner the terms of the TDC Merger Agreement, the Purchase Agreement and the Voting Agreements or any other agreement between Taro or its affiliates and Parent or its affiliates. In addition, Merrill Lynch’s fairness opinion was among several factors taken into consideration by the Board of Directors in making its determination to approve the Merger Agreement. Consequently, Merrill Lynch’s fairness opinion should not be viewed as determinative of the decision of the Board of Directors to approve the proposed transactions or to recommend the proposed transactions to shareholders of Taro.

The Board retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking firm with substantial experience in transactions similar to the proposed transaction. Merrill Lynch, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with business combinations and acquisitions and for other purposes.

Taro agreed to pay to Merrill Lynch a fee in connection with the rendering of its opinion. Taro also agreed to reimburse Merrill Lynch for its reasonable expenses incurred in performing its services. In addition, Taro agreed to indemnify Merrill Lynch and its affiliates, their respective directors, officers, agents, employees and controlling persons from and against certain liabilities and expenses, including liabilities under United States federal securities laws, related to or arising out of Merrill Lynch’s engagement.

Merrill Lynch has, in the past, provided financial advisory and financing services to Taro and may continue to do so, and has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade in the securities of Taro, as well as securities of Sun and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in those securities.

Interests of Taro’s Executive Officers and Directors in the Merger

When considering the recommendation of Taro’s Board of Directors, you should be aware that the members of Taro’s Board of Directors and Taro’s executive officers have interests in the merger in addition to their interests as Taro shareholders. These interests may be different from, or in addition to, your interests as Taro shareholders. The members of our Audit Committee and Board of Directors were aware of these additional interests, and considered them when they approved the Merger Agreement and the transactions contemplated by the Merger Agreement.

Security Ownership of Management and Directors.  As of June 7, 2007, directors and executive officers of Taro and parties that may deemed to be affiliated with directors and executive officers of Taro, owned or had voting control over 4,894,400 Ordinary Shares, or approximately 13.43% of the outstanding Ordinary Shares, and 2,600 Founders’ Shares, or 100% of the outstanding Founders’ Shares of which 4,782,454 Ordinary Shares and 2,600 Founders’ Shares are subject to irrevocable proxies that instruct outside counsel to Parent to vote the shares in favor of the merger.

Single Level of Taxation for Shareholders of TDC.  By merging a wholly-owned subsidiary of Sun with and into TDC, rather than having TDC (a private company under the control of Barrie Levitt, M.D., Daniel Moros, M.D. and members of their respective families) sell its Taro Ordinary Shares directly to a subsidiary of Sun, the shareholders of TDC will only be subjected to a single level of taxation in connection with the merger. We believe that this interest, if any, was overwhelmingly outweighed by the fact that neither Barrie Levitt, M.D., Daniel Moros, M.D. nor any member of their respective families are receiving any employment, consulting or severance agreement of any kind, and are causing TDC to be acquired at the time of the merger in order to permit a subsidiary of Sun to acquire the Founders’ Shares and the minority interest in Taro USA for no additional consideration.

Options Held by Management and Directors.  As of June 7, 2007, directors and executive officers of Taro hold an aggregate of 620,900 options to purchase our Ordinary Shares. These options will be treated in the merger in the manner described under “The Merger Agreement — Stock Options and Taro Employee Stock Purchase Plans” beginning on page 43 of this proxy statement. Of such options, 620,900 are either currently vested or will become vested as a result of the consummation of the merger or the approval of the merger at the Meetings. 146,000 options have exercise prices below the price per share being paid in the merger and will consequently entitle their holders to a total of $486,530 (including $76,000 in respect to options which will become vested as a result of the merger or the approval of the Merger Agreement at the Meetings).

Change of Control and Severance Arrangements.  We have entered into employment and change of control arrangements with four members of senior management, none of which are board members or are members of the Levitt or Moros families. Such agreements may provide for certain acceleration and severance benefits in the event of termination or the equivalent of termination after the consummation of the merger. None of our board members have such agreements.

Indemnification and Insurance.  The Merger Agreement provides that all rights of indemnification by us or any of our subsidiaries existing in favor of our and our subsidiaries’ current and former directors or officers for their acts and omissions as directors and officers of us and any of our subsidiaries occurring prior to the effect time of the merger, will survive the merger and be observed by the surviving corporation in the merger to the fullest extent available under the relevant indemnification documents and applicable law for a period of seven years from the effective date of the merger.

The Merger Agreement further provides that, following the merger, Parent agrees to maintain the Directors and Officers’ liability insurance policy currently in effect (or substitute such policy with a comparable policy) which provides coverage with respect to the acts and omissions of Taro officers and directors occurring prior to the effective time of the merger for a period of seven years following the merger, provided that Parent shall not be required to expend annually more than $6.3 million for such coverage. All rights to indemnification by Taro or its subsidiaries in favor of their directors and officers as of or prior to May 18, 2007, for their acts and omission occurring prior to the effective time survive for a period of seven years following the merger.

Certain Legal Proceedings

On August 2, 2004, a securities class action complaint was filed against us and certain of our current and former officers and directors in the United States District Court for the Southern District of New York, alleging claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Nine additional securities class action complaints were subsequently filed in the United States District Court for the Southern District of New York, all containing similar allegations and claims. The actions have been consolidated and lead plaintiffs and lead counsel have been appointed. A consolidated amended complaint was filed on April 4, 2007. The consolidated amended complaint generally alleges that defendants made statements during the period February 22, 2003 to October 30, 2006 concerning the Company’s financial results in press releases, the Company’s 2003 and 2004 Annual Reports and during conference calls with analysts that were materially false and misleading and that artificially inflated the price of our Ordinary Shares. All defendants moved to dismiss the consolidated amended complaint on May 25, 2007. We intend to vigorously defend against the claims in this action.

On May 10, 2007, Templeton, the beneficial owners of approximately 9% of the Company’s Ordinary Shares as of that date, filed an initiating motion in Tel-Aviv District Court seeking certain remedies intended to prevent alleged oppression of minority shareholders. They also filed a motion for the appointment of a special interim manager to review the Company’s efforts to identify an appropriate transaction. On May 19, 2007, Templeton filed a supplemental request with the court indicating that they believed a transaction involving Taro was imminent, and seeking a temporary injunction to prevent the Company from entering into any transaction that might result in oppression of minority shareholders. On May 21, 2007, the Tel-Aviv District Court determined not to issue any temporary injunction. As part of the court proceedings, Taro agreed to temporarily decrease the investment to be made by Parent by 9.5%, from $45 million to $40.725 million. On May 27, 2007, Templeton informed counsel for Taro that it will be filing documents with the court to contest the legality of the transactions contemplated hereby.

The Company believes that the proceedings initiated by Templeton are without merit and are detrimental to the best interests of shareholders and the Company. The Company intends to contest the proceedings vigorously.

No Appraisal Rights

Under Israeli law, our shareholders are not entitled to appraisal rights in connection with the merger.

Creditors’ Rights

Under the Israeli Companies Law, a District Court in Israel may suspend or enjoin the merger upon the request of a creditor of Taro or Merger Sub (if any) if the court determines that there is a reasonable concern that Taro would not be able to perform its obligations or satisfy its liabilities to its creditors and the creditors of Merger Sub (if any) as a result of the merger.

The delay in issuing the audited financial statements for the year ended December 31, 2005, resulted in the Company not being in compliance with certain reporting obligations with respect to certain of its debt instruments. In the fourth quarter of 2006, we received numerous phone calls from our banks and letters and phone calls from the holders of our 2003 and 1999 bonds expressing concern about the delay in filing our financial statements. Furthermore, approximately $10 million of bank debt was scheduled to mature as of December 31, 2006. The Company had insufficient liquidity to make the required principal payments as of that date and has negotiated periodic extensions of the maturity of such instrument through the present date. In addition, the deterioration in our financial performance caused our financial creditors to be concerned about our ability to service their debt (in particular, principal and interest due on our 2003 bonds during the third week of May 2007) and our overall financial viability. As a result, various creditors had the right to elect to accelerate their indebtedness and certain creditors may have, and may still, elect to proceed against the collateral granted to them to secure such indebtedness.

Parent has agreed to provide sufficient funds to allow for the repayment of those amounts due and owing on Taro’s and its subsidiaries’ outstanding indebtedness listed in the disclosure schedules, to the extent required or requested by the holders of such debt.

Material United States Federal Income Tax Consequences of the Merger

The following summary describes the material U.S. federal income tax consequences of the merger to U.S. Holders, as defined in the next paragraph. This summary is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. This discussion is limited to U.S. Holders that hold their Taro shares as capital assets within the meaning of Section 1221 of the Code, who are entitled to the benefits of the income tax treaty between the United States and Israel and who do not have a permanent establishment in Israel. Furthermore, this discussion assumes that Taro is not and has not been a passive foreign investment company for U.S. federal income tax purposes, which Taro believes to be the case. No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and no opinion of counsel has been or will be rendered as to the U.S. federal income tax consequences of the merger. This discussion does not consider all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders by reason of their particular circumstances, including potential application of the alternative minimum tax, or any aspect of U.S.  state or local or non-U.S. federal tax laws. In addition, this summary does not address the considerations that may be applicable to particular classes of U.S. Holders who are subject to special tax treatment under the Code, including (without limitation) U.S. Holders who acquired their Taro shares pursuant to the exercise of employee stock options or otherwise as compensation, insurance companies, dealers or brokers in securities or currencies, tax-exempt organizations, financial institutions, holders of securities as part of a “straddle,” “hedge,” “conversion” or other risk-reduction transaction, U.S. Holders who within the five year period prior to the merger have held (directly, indirectly or through attribution) 10% or more of the voting shares of Taro, and persons who own Taro shares through a partnership or other pass-through entity. In addition, the following discussion does not address the U.S. federal income tax consequences to holders of options and warrants to purchase Taro shares.

For purposes of this discussion, a U.S. Holder is a beneficial owner of Taro shares who receives cash as a part of the merger and who, for U.S. federal income tax purposes, is (i) an individual citizen or resident of the United States,

(ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE U.S. STATE OR LOCAL, NON-U.S. INCOME OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

TARO SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE “MATERIAL ISRAELI INCOME TAX CONSEQUENCES OF THE MERGER” BEGINNING ON PAGE 33.

The receipt by a U.S. Holder of cash in connection with the merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and the aggregate adjusted tax basis of the shares surrendered by it in the merger. Gain or loss will be calculated separately for each block of Taro shares (i.e., shares acquired at the same cost in a single transaction) surrendered in the merger. A U.S. Holder’s adjusted tax basis in its Taro shares generally will equal the purchase price paid by it for such shares.

Any gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the Taro shares surrendered were held for more than one year as of the effective date of the merger and will be short-term capital gain or loss if the Taro shares surrendered were held for one year or less as of the effective date of the merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

Certain non-corporate U.S. Holders of Taro shares may be subject to backup withholding, at applicable rates (currently 28%) on amounts received pursuant to the merger. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the holder is not subject to backup withholding on IRS Form W-9 or a substantially similar substitute form, or (ii) is otherwise exempt from backup withholding. If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar substitute form, such U.S. Holder may be subject to penalties imposed by the IRS. Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder timely furnishes the required information to the IRS.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY U.S. STATE OR LOCAL OR NON-U.S. INCOME AND OTHER TAX LAWS) OF THE MERGER.

Material Israeli Income Tax Consequences of the Merger

The following is a discussion of the material Israeli tax consequences of the merger for Taro shareholders. The following discussion is based upon Israeli tax law in effect as of the date of this proxy statement. No opinion of counsel has been or will be sought with respect to this summary, and no assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax consequences described below, and any such change may apply retroactively. This discussion does not discuss all material aspects of Israeli tax consequences which may apply to particular holders of Taro shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below. Because individual circumstances may differ, holders of Taro shares should consult their tax advisors as to the Israeli tax consequences applicable to them.

Under the Israeli Income Tax Ordinance [New Version], 1961 (the “Israeli Income Tax Ordinance”), the transfer of shares of an Israeli company is deemed to be a sale of capital assets. Israeli law imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli resident companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty for the avoidance of double taxation between Israel and the country of the non-resident provides otherwise.

For individual shareholders, the tax rate applicable to capital gains derived on or after January 1, 2003, is generally 20%. However, if the shareholder has claimed a deduction for financing expenses in connection with the shares or if such shareholder is considered a “material shareholder” at any time during the 12-month period preceding such sale (i.e. the shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company), the tax rate will be 25%. The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price. Companies are subject to tax on capital gains derived from the sale of shares either at the general corporate rate (currently 29%) or at 25%, depending on the circumstances. Different tax consequences would apply to: (i) dealers in securities and (ii) shareholders who acquired their shares prior to the initial public offering.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on a stock exchange, provided that such gains do not derive from a permanent establishment of such shareholders in Israel, that such shareholders are not subject to the Inflationary Adjustments Law, and provided further that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Pursuant to a treaty between the governments of the United States and Israel with respect to taxes on income, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption will not apply if (i) such U.S. resident holds, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12-month period preceding the sale, exchange or disposition, subject to certain conditions, or (ii) the capital gains from such sale, exchange or disposition can be attributed to a permanent establishment maintained in Israel. In such case, the sale, exchange or disposition of ordinary shares would be subject to Israeli tax, to the extent applicable and subject to the general exemption for non-residents described above.

The payment of the consideration may be subject to the withholding of Israeli tax at the source with respect to certain categories of shareholders. You may be required to provide certain declarations regarding your status and shareholdings for the purposes of evaluating the applicability of Israeli withholding tax.

Israeli Tax Rulings

Taro is in discussions with the Israeli Income Tax Authority (the “ITA”) and intends to file an application for a ruling either (1) exempting Parent, the paying agent and Taro from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable as part of the merger consideration, or clarifying that no such obligation exists; or (2) clearly instructing Parent, the paying agent or Taro how such withholding at source is to be executed, and, in particular, with respect to the classes or categories of holders or former holders of Taro shares from which tax is to be withheld (if any), and the rate or rates of withholding to be applied (the “Withholding Ruling”).

In addition, Taro is in discussions with the ITA and intends to file an application for a ruling regarding the consideration to be paid by Parent and Merger Sub in respect of the Taro options held by a trustee under the capital gains track of Section 102 of the Israeli Income Tax Ordinance.

Receipt of the rulings is not a condition for closing the merger. Taro expects that the rulings will be issued prior to the closing of the transaction, but there can be no assurance that this will, in fact, be the case. If the Withholding

Ruling is not issued, then Parent, when paying the merger consideration to Taro shareholders, will not have the benefit of the instructions expected to be included in the ruling of the Israeli tax authorities. In this case, Parent may in good faith determine that it is required to withhold Israeli tax at the rates set by the Israeli Tax Ordinance and the regulations promulgated thereunder from Taro shareholders. In some cases, if Parent determines that it is required under Israeli tax law to withhold taxes, the recipient of the consideration may need to request a refund from the Israeli tax authorities of the tax so withheld.

THE SUMMARY OF MATERIAL ISRAELI INCOME TAX CONSEQUENCES SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY AND IS BASED ON THE LAW IN EFFECT ON THE DATE HEREOF. NO OPINION OF COUNSEL HAS BEEN OR WILL BE SOUGHT WITH RESPECT TO THIS SUMMARY, AND NO ASSURANCE CAN BE GIVEN THAT NEW OR FUTURE LEGISLATION, REGULATIONS OR INTERPRETATIONS WILL NOT SIGNIFICANTLY CHANGE THE TAX CONSEQUENCES DESCRIBED ABOVE, AND ANY SUCH CHANGE MAY APPLY RETROACTIVELY. THIS DISCUSSION DOES NOT DISCUSS ALL MATERIAL ASPECTS OF ISRAELI TAX CONSEQUENCES WHICH MAY APPLY TO PARTICULAR HOLDERS OF TARO ORDINARY SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, SUCH AS INVESTORS SUBJECT TO SPECIAL TAX RULES OR OTHER INVESTORS REFERRED TO ABOVE. SHAREHOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FOREIGN INCOME AND OTHER TAX LAWS) OF THE MERGER.

Regulatory Matters

Antitrust

Under the HSR Act and the rules thereunder, certain transactions, may not be completed unless certain waiting period requirements have been satisfied. Parent and Taro anticipate filing the required notification and report form pursuant to the HSR Act with the US DOJ and the FTC on or around June 13, 2007, such that the initial 30-day waiting period will expire mid-July. The US DOJ and the FTC could decide to seek additional information from Parent and Taro, thereby extending the review period beyond the initial 30-days. Even if the waiting period expires or is terminated, the US DOJ, the FTC or others could take action under other antitrust laws with respect to the merger, including seeking to enjoin the closing of the merger, to rescind the merger or to conditionally approve the merger. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful. The expiration or termination of the waiting period requirements applicable to the consummation of the Merger under the HSR Act is a condition to Parent’s obligations under the Merger Agreement. Taro and Sun are determining whether pre-closing competition filings will be required in any additional jurisdictions. To the extent that any additional competition filings are required, Taro does not believe that these will significantly impact the timing of consummation.

Israeli Investment Center

Parent’s acquisition of control of the Company requires the approval of the Investment Center of the Ministry of Industry and Trade of the State of Israel (the “Israeli Investment Center”) established under the Israeli Law for the Encouragement of Capital Investments, 5719 — 1959 (the “Investment Law”). The Investment Law provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center, be designated as an “approved enterprise.” Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, for example, the equipment to be purchased and utilized under the program. The tax benefits derived from any certificate of approval relate only to taxable income attributable to the specific approved enterprise. The Company has received four approvals granting it a package of benefits, subject to compliance with applicable requirements. The approval of the Investment Center to the change in control of the Company is a condition to Parent’s obligations under the Merger Agreement. Shortly after the date of this proxy statements, we expect to submit an application for the approval of the change in the ownership of its shares resulting from the merger to the Israeli Investment Center.

Office of the Israeli Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs that meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project’s expenditures, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3-5% on sales of products and services derived from a technology developed using these grants until 100% of the dollar-linked grant is repaid. The Company, through its wholly-owned subsidiary, Taro Research Institute Ltd., has received several grants from the Office of the Chief Scientist to fund some of its research and development activities. Under the terms of the grants received by the Company, Parent’s acquisition of control of the Company requires the approval of the Office of the Chief Scientist. The approval by the Office of the Chief Scientist is also a condition to Parent’s obligations under the Merger Agreement. Shortly after the date of this proxy statement, we expect to submit an application for the approval of the change in ownership of its shares resulting from the merger to the Office of the Chief Scientist.

Israel Lands Administration

The Company is a party to various long-term lease agreements with the ILA. Under the terms of these leases, Parent’s acquisition of control of the Company requires the approval of the ILA. The approval by the ILA is also a condition to Parent’s obligations under the Merger Agreement. Shortly after the date of this proxy statement, we expect to submit an application for the approval of the change in ownership of its shares resulting from the merger to the ILA.

Option Letter Agreement

In connection with the execution of the Merger Agreement, each of TDC and Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt have granted Parent and its affiliates an option, generally exercisable for 30 days after termination of the Merger Agreement in certain circumstances, to (i) acquire TDC pursuant to a merger, in the case of TDC or (ii) acquire all Ordinary Shares owned by them (in the case of Barrie Levitt, M.D., Daniel Moros, M.D. and Tal Levitt, and the Class B Common Stock of Morley in the case of Barrie Levitt, M.D.) for $7.75 per Ordinary Share owned by TDC or those individuals, provided that Parent and its affiliates commence a tender offer to purchase any and all Ordinary Shares owned by our shareholders for $7.75 per share (the “Option Letter Agreement”), and all transactions contemplated by the Option Letter Agreement will be consummated substantially simultaneously. In the event that Parent and its affiliates elect to exercise the options under the Option Letter Agreement, Barrie Levitt, M.D., Tal Levitt, Daniel Moros, M.D. and Jacob Levitt agree to vote all securities of TDC beneficially owned by them in favor of the transactions contemplated by the Option Letter Agreement. There can be no assurance that Parent and its affiliates will decide to exercise these rights. In view of the estimated financial results of 2006, the Company expects to be in default of various covenants with creditors. Absent the merger or tender offer, these defaults could result in an acceleration of payments to these creditors making it impossible for the Company to continue as a going concern. In addition, if the merger is not consummated, we will continue to face many of the same liquidity challenges that we have faced over the last two years. Moreover, our creditors’ willingness to be supportive during the recent difficult period has been predicated on the assumption that we would complete a significant transaction which would provide liquidity to the Company and repayment of our debts. This description of the option letter agreement is qualified in its entirety by reference to the full text of the Option Letter Agreement which is attached as Annex D to this proxy statement and is incorporated herein by reference.

THE MERGER AGREEMENT

The following description describes the material terms of the Merger Agreement. This description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement which is attached as Annex A to this proxy statement and is incorporated herein by reference. The Merger Agreement has been included to provide you with information regarding its terms. We encourage you to read the entire Merger Agreement. The Merger Agreement is not intended to provide any other factual information about us. Such information can be found elsewhere in this proxy statement and in the other public filings Taro makes with the SEC, which are available without charge at www.sec.gov.

The Merger

Following the satisfaction or waiver of all of the conditions to completion of the merger contained in the Merger Agreement, including the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, by the shareholders of Taro, Merger Sub, a newly formed, wholly-owned subsidiary of Parent, will merge with and into Taro, with Taro continuing as the surviving corporation and as a wholly-owned subsidiary of Parent. Pursuant to the merger, Taro, as the surviving corporation, will succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company.

Effective Time

By June 11, 2007, the parties are required to deliver to the Companies Registrar of the State of Israel (the “Companies Registrar”), a merger proposal with respect to the merger. Under Israeli law, the effective time of the merger may occur no earlier than the later of: (i) 50 days following the delivery of the merger proposal to the Companies Registrar and (ii) 30 days following the approval of the merger by the shareholders of Taro and Merger Sub. Therefore, assuming shareholder approval of the merger is obtained on the date of the Meetings, the effective time of the merger may occur no earlier than August 23, 2007. Before the closing of the merger, the parties will deliver a notice to the Companies Registrar informing the Companies Registrar that the merger was approved by the shareholders of Taro and by Parent as sole shareholder of Merger Sub. Such notice must be delivered no later than three days from the date of the Meetings. The merger will become effective in the manner provided in Section 323 of the Israeli Companies Law and as promptly as practicable after the satisfaction of the conditions for completion of the merger set forth in the Merger Agreement.

The parties are working to complete the merger as quickly as possible. However, the merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals or that the parties will obtain them in a timely manner. If the merger is approved at the Meetings, we expect the merger to close no earlier than August 23, 2007.

Merger Consideration

If the merger is completed, each outstanding share of Taro not held by TDC, Morley, the Company or a Company subsidiary will automatically be converted into and represent solely the right to receive $7.75 in cash, without interest and less any applicable withholding tax. Any outstanding shares of Taro held by the Company will be canceled and cease to exist and no consideration will be delivered in exchange for such shares.

After the merger is completed, you will have the right to receive the merger consideration, but you will no longer have any rights as a Taro shareholder and will have no rights as a Parent stockholder. You will receive written instructions from the paying agent appointed by Parent for sending in your share certificates and receiving the cash consideration to which you will be entitled.

If the merger is completed, all shares of Merger Sub outstanding immediately prior to the effective time of the merger will be cancelled and cease to exist and no consideration will be delivered in exchange for such shares.

Payment Procedures

Prior to the effective time of the merger, Parent will appoint a paying agent reasonably acceptable to Taro who will make payments to you of the merger consideration upon your proper surrender of your certificate(s) representing Taro shares. As of the effective time of the merger, Parent will have deposited with the paying agent an amount of cash sufficient to pay the merger consideration to each of our shareholders. As soon as reasonably practicable after the effective time of the merger, the paying agent will mail a letter of transmittal and instructions to each shareholder for use in surrendering your share certificate(s). When you properly surrender your share certificate(s) to the paying agent for cancellation, together with a properly completed and duly signed letter of transmittal and any other documents that the paying agent may require, you will be entitled to receive the merger consideration. From and after the effective time of the merger, until certificate(s) representing shares of Taro have been properly surrendered, each such certificate will be deemed to represent only the right to receive $7.75 in cash, without interest, for each share of Taro represented by such certificate.

The paying agent will only pay the merger consideration in a name other than the name in which a surrendered certificate representing Taro shares is registered if (i) such certificate(s) are properly endorsed and otherwise in proper form for transfer and (ii) such other person who requests such payment (A) pays to the paying agent any taxes incurred because payment is made to such other person or (B) has established to the satisfaction of Parent that such tax has been paid or is not payable. The Company intends to seek a ruling from the Israeli Income Tax Authority regarding the tax withholding required of the Company. The share certificate exchange procedures must comply with the requirements of such tax rulings.

If a certificate representing Taro shares is lost, stolen or destroyed, Parent may require, as a condition to the receipt of the merger consideration, that the holder of such certificate sign an affidavit confirming such loss, theft or destruction and post a bond as indemnity against claims make in connection with the lost, stolen or destroyed certificate.

Any funds that have been deposited with the paying agent and have not been disbursed within 180 days after the effective time of the merger will be delivered by the paying agent to Parent upon demand. After that date, holders of certificates who have not complied with the instructions delivered by the paying agent will only be entitled to look to Parent for payment with respect to the merger consideration payable upon surrender of their certificate(s).

Representations and Warranties

The Merger Agreement contains certain representations and warranties by Taro relating to, among other things: organization and qualifications of Taro and its subsidiaries; articles of association and memorandum of association; capital structure of Taro; financial statements; tax matters; employee matters and benefit plans; intellectual property matters; legal proceedings and orders; authority of Taro relative to the Merger Agreement; required shareholder vote; no conflict and required filings and consents; permits and compliance; absence of certain changes; significant contracts; title to property and leased property; environmental laws and regulations; insurance coverage; customers; existing indebtedness; transactions with affiliates; grants, incentives and subsidies; fairness opinion; and payment of fees to brokers.

Many of the representations of Taro are qualified by materiality, knowledge or a material adverse effect standard. “Knowledge” means the actual knowledge, after due inquiry, of the executive officers, the general counsel and the Chairman of the Board of Directors of Taro. A “material adverse effect” means any effect, change, event or circumstance that, individually or in the aggregate, has a material adverse effect on: (a) the business, financial condition, operations or results of operations of Taro and its subsidiaries taken as a whole; or (b) the ability of the Company to consummate the merger or any of the other transactions contemplated by the Merger Agreement or to perform any of its covenants or obligations under the Agreement, excluding any effect resulting from the existence or announcement of the Merger Agreement and the other transactions contemplated by the Merger Agreement.

The Merger Agreement contains representations and warranties by Parent relating to, among other things: organization and qualifications of Parent and Merger Sub; authority of Parent relative to the Merger Agreement; binding nature of agreement; no required shareholder vote; sufficient financing; and ownership of Taro shares.

The representations and warranties in the Merger Agreement are complicated and not easily summarized. You are urged to read carefully the sections of the Merger Agreement entitled “Representations and Warranties of the Company” and “Representations and Warranties of Parent and Merger Sub.” The representations and warranties of the parties contained in the Merger Agreement expire upon the consummation of the merger.

Taro’s Conduct of Business Prior to Completion of the Transaction

Except as specifically permitted by the Merger Agreement, during the period between May 18, 2007, and the effective time of the merger (or until the termination date) (the “Pre-Closing Period”) Taro will:

•	at reasonable times and upon reasonable notice, cause its and its subsidiaries’ representatives to provide Parent and Parent’s representatives reasonable access during normal business hours to their representatives, personnel and assets and to all existing books, records, tax returns, work papers and other documents and information relating to the Company and its subsidiaries and to conduct environmental site assessments;

•	provide Parent and its representatives with such copies of the existing books, records, tax returns, work papers and other documents and information relating to Taro and its subsidiaries as Parent may reasonably request;

•	permit Parent’s senior officers to meet with Taro and its subsidiaries’ officers to discuss such matters as Parent reasonably requests;

•	ensure that each of its subsidiaries conducts its business and operations in the ordinary course and in accordance with past practices;

•	use commercially reasonable efforts to ensure that it and each of its subsidiaries preserves intact its current business organization, keeps available the services of its current executive officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other persons with which they have a business relationship and with all governmental bodies;

•	comply in all material respects with all legal requirements and the requirements of all significant contracts and will promptly notify Parent of claims and legal proceeding commenced or threatened in writing, against, relating to, involving or otherwise affecting Taro or any of its subsidiaries.

In addition to, but except as specifically permitted by, the Merger Agreement, during the Pre-Closing Period Taro will not, and will ensure that each of its subsidiaries does not (without the prior written consent of Parent):

•	declare, accrue, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than to repurchase restricted Taro shares held by an employee upon termination of such employee’s employment;

•	sell, issue, grant, pledge or otherwise encumber or subject to any encumbrance or authorize the sale, issuance or grant, pledge or encumbrance of: (i) any share capital or other security of Taro or any subsidiary; (ii) any option, call, warrant or right to acquire any share capital or other security of Taro or any subsidiary; or (iii) any instrument convertible into or exchangeable for any share capital or other security of Taro or any subsidiary, except that Taro may issue Ordinary Shares upon the valid exercise of options outstanding as of the date of Merger Agreement;

•	amend or waive any of its rights under, or accelerate the vesting under, any provision of any of Taro’s option plans or any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related contract, except as required by law;

•	amend or permit the adoption of any amendment to its Articles of Association or Memorandum of Association or the charter or other organizational documents of its subsidiaries;

•	acquire any equity interest or other interest in any other entity; form any subsidiary; or effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

•	make any capital expenditure exceeding $100,000 individually or greater than $500,000 in the aggregate;

•	except as listed in the disclosure schedule to the Merger Agreement, enter into or become bound by, or permit any assets owned or used by it to become bound by, any contract, that, if entered into prior to the date of the Merger Agreement would be a significant contract; or amend in any material respect or terminate, or waive any material right or remedy under any contract that constitutes a significant contract;

•	acquire, lease or license any right or other asset from any other person or sell or otherwise dispose of, or lease or license, any right or other asset to any other person;

•	(A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any intellectual property or intellectual property contract of Taro or its subsidiaries, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and taxes, (B) grant to any third-party any license with respect to any intellectual property of Taro or its subsidiaries, except in the ordinary course of business, (C) develop, create or invent any intellectual property jointly with any third-party, (D) disclose any confidential information or confidential intellectual property of Taro or its subsidiaries to any person, other than employees of Taro or its subsidiaries that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, or (E) fail to notify Parent promptly of any infringement, misappropriation or other violation of or conflict with any intellectual property of Taro or its subsidiaries of which Taro or its subsidiary becomes aware and to consult with Parent regarding the actions to take to protect such intellectual property;

•	make any pledge of any of its assets or permit any of its assets to become subject to any encumbrances;

•	lend money to any person (other than routine travel and business expense advances made to directors or officers or other employees in the ordinary course of business) or incur or guarantee any indebtedness;

•	adopt, enter into, terminate or amend any employee plan or agreement, distribute any employee handbook to Taro’s employees in Israel, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its directors or any of its officers or other employees (except that Taro: (A) may provide routine salary increases to non-officer employees in the ordinary course of business and in accordance with past practices in connection with its customary employee review process; (B) may amend employee plans to the extent required by applicable law; (C) may make customary bonus payments and profit sharing payments consistent with past practices in accordance with bonus and profit sharing plans existing on the date of the Merger Agreement; and (D) may grant the bonuses set forth in the disclosure schedule to the Merger Agreement);

•	other than as required by concurrent changes in generally accepted accounting principles in the United States or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

•	make, change or revoke any material tax election or make any change in any method of tax accounting, request any tax pre-ruling (other than the Israeli Tax Rulings), request any material tax ruling or apply for any additional incentives under the Israeli Investment Encouragement Law, settle or compromise any material tax liability, file any amended tax return involving a material amount of additional taxes, enter into any closing agreement relating to a material amount of taxes, or waive or extend the statute of limitations in respect of taxes;

•	commence any legal proceeding, except with respect to routine collection matters in the ordinary course of business and consistent with past practices;

•	settle any legal proceeding or other material claim or settle any legal proceeding with respect to the contemplated transactions;

•	fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations thereunder; or

•	take certain other actions identified by Parent.

In addition, Taro and Parent have agreed to establish a joint integration committee task force as promptly as practicable following May 18, 2007, which will develop a work plan to analyze integration issues. Parent and Taro shall not implement integration measures prior to closing. During the Pre-Closing Period, Taro and its subsidiaries shall prepare and file all tax returns required to be filed by the due date, timely pay all taxes due on such returns and promptly notify Parent of any claims in respect of any tax matters.

Proxy Statement; Shareholder Meeting

Taro agreed to prepare this proxy statement and to cause this proxy statement to be mailed to Taro’s shareholders as promptly as practicable after the date of the Merger Agreement. Taro also agreed to cause this proxy statement to comply with legal requirements applicable to it, to provide Parent with a reasonable opportunity to review and comment on drafts of this proxy statement and promptly cause the proxy statement to be filed with the SEC and to cause an amendment or supplement to be mailed to Taro shareholders and filed with the SEC as soon as reasonably practicable if any event occurs or Taro becomes aware of any information that should be disclosed in an amendment or supplement to this proxy statement. Additionally, Taro has agreed that this proxy statement would include the recommendation of Taro’s Board of Directors to Taro’s shareholders to approve and adopt the Merger Agreement and the transactions contemplated by the Merger Agreement, unless such recommendation is modified or withdrawn in accordance with the terms of the Merger Agreement.

Additionally, Taro agreed to call, give notice of and hold an extraordinary general meeting and class meetings of shareholders for the purpose of approving the merger.

Merger Sub General Meeting

Immediately following the approval of the Merger by the shareholders of Taro, Parent has agreed to cause the sole shareholder of Merger Sub to approve the Merger. Within three days after the approval of the Merger Agreement, the merger and the other required approval transactions by Parent, Merger Sub will inform the Company’s Registrar of such approval and request that the merger be declared effective.

No Solicitation of Transactions; Board Recommendation

During the Pre-Closing Period, we have agreed not to, and will cause our subsidiaries and representatives not to, directly or indirectly:

•	solicit, initiate, induce, knowingly facilitate or knowingly encourage or take any other action to knowingly facilitate or knowingly encourage the making, submission or announcement of an alternative acquisition proposal or inquiry;

•	furnish any nonpublic information regarding Taro or its subsidiaries to any person in connection with or in response to an acquisition proposal or inquiry;

•	enter into, engage, maintain or continue in discussions or negotiations with any person with respect to any acquisition proposal or inquiry;

•	except in connection with termination pursuant to receipt of a superior proposal as outlined in the Merger Agreement, agree to, approve, endorse or recommend any acquisition proposal or inquiry; or enter into any letter of intent or similar document or any contract contemplating or otherwise relating to any acquisition transaction; or

•	authorize or permit any of the officers, directors or employees, or any investment banker, financial advisor, attorney, accountant or other representative to take any of the actions described above.

However, at any time prior to obtaining shareholder approval of the merger, in response to an acquisition proposal and provided that: (i) we comply with the restrictions described above; (ii) we give Parent advance written notice; (iii) our Board of Directors determine in good faith after consultation with outside legal counsel that taking such actions are necessary to comply with the directors’ fiduciary duties under applicable law and that such alternative transaction proposal constitutes or will likely constitute a superior offer; and (iv) prior to furnishing any such nonpublic information, we furnish such information to Parent, we may: (A) furnish information regarding the Company and its subsidiaries to the person making such alternative transaction proposal pursuant to a signed confidentiality agreement that contains terms that are at least as favorable to us as the terms of the confidentiality agreement that we and Parent have signed in connection with the merger; and (B) participate in discussions and negotiations with such person and its advisors.

In addition, during the Pre-Closing Period, neither our Board of Directors nor any committee thereof will withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval and recommendation by such Board of Directors or committee of the Merger Agreement and the transactions contemplated by the Merger Agreement (together an “Adverse Recommendation Change”). Taro will also use its best efforts to solicit from holders of Taro Ordinary Shares and Company Founders’ Shares proxies in favor of the approval of the Merger and the other contemplated transactions.

However, at any time prior to obtaining shareholder approval of the merger, in response to an acquisition proposal or inquiry and provided that: (i) we have provided Parent advance written notice that our Board of Directors is meeting to consider the possibility of making an Adverse Recommendation Change; (ii) our Board of Directors determined that we have received a superior offer that has not been withdrawn; and (iii) our Board of Directors determined, after consultation with outside legal counsel, that taking such actions are necessary to comply with the directors’ fiduciary duties under applicable law, our Board of Directors may: (A) make an Adverse Recommendation Change; or (B) subject to the payment of the termination fee, terminate the Merger Agreement to enter into a definitive agreement with respect to such superior offer.

Taro has agreed to immediately cease and terminate all existing discussions with third parties conducted prior to May 18, 2007, with respect to any acquisition proposal or inquiry.

An “acquisition proposal or inquiry” means any inquiry, indication of interest or request for nonpublic information that would reasonably be expected to lead to an offer or proposal including, without limitation, any offer or proposal to the shareholders of Taro or its subsidiaries contemplating or otherwise relating to any:

•	merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which Taro or its subsidiaries are involved; (ii) in which a person or “group” of persons directly or indirectly acquire, if consummated, beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of Taro or any of its subsidiaries; or (iii) in which Taro or any of its subsidiaries issue securities representing more than 15% of the outstanding securities of any class of voting securities of Taro or any of its subsidiaries;

•	sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of Taro or any of its subsidiaries; or

•	liquidation or dissolution of Taro and/or any subsidiary of Taro,

in each case, other than the merger contemplated by the Merger Agreement.

A “superior offer” means an unsolicited bona fide written offer by a third-party (i) to purchase for consideration consisting exclusively of cash or equity securities traded publicly in the U.S. all of the outstanding Ordinary Shares and Founders’ Shares of Taro, pursuant to a tender or exchange offer, a merger, a consolidation, a recapitalization or otherwise, or (ii) for a merger, sale, consolidation or other business transaction resulting in an acquisition, transfer, disposition, issuance or license of at least 15% of the assets or any class of share capital of Taro or its subsidiaries that:

•	was not obtained or made as a direct or indirect result of a breach of any provision of the Merger Agreement, the shareholder undertakings or the confidentiality agreement between Taro and Parent;

•	is not subject to a financing contingency; and

•	which Taro’s Board of Directors determines to be more favorable to Taro shareholders than the Merger.

Taro will advise Parent as promptly as practicable after receipt of such proposal or inquiry (including the identity of the person making or submitting the proposal or inquiry, and the terms thereof, together with a copy of any written materials provided to Taro by such Person). We have agreed to keep Parent informed with respect to:

(i) the status of any such proposal or inquiry; and (ii) the status and terms of any modification or proposed modification thereto and to provide Parent with five business days prior notice of any meeting of Taro’s Board of Directors at which the Board of Directors of the Company is reasonably expected to consider any such acquisition proposal or inquiry.

We have agreed not to release or permit the release of any person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar contract to which we or any of our subsidiaries are a party or under which we have any rights, and will cause each such agreement to be enforced to the extent requested by Parent.

Notification of Certain Matters

Taro agreed to notify Parent in writing of becoming aware of any event, condition, fact or circumstance that occurred or existed on May 18, 2007, and that caused or constitutes a material inaccuracy in any representation or warranty made by Taro in the Merger Agreement.

Intellectual Property

At the request of Parent, Taro shall take all reasonable actions necessary to execute and file any document that may be required to create and perfect Taro’s interest in its intellectual property.

Regulatory Matters

The parties have agreed to use commercially reasonable efforts to deliver and file, as promptly as practicable after May 18, 1007, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli governmental body with respect to the merger.

Taro will apply for, as promptly as practicable, a ruling from the Israeli Income Tax Commissioner either (i) exempting Parent, the paying agent and Taro from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable as part of the merger consideration, or clarifying that no such obligation exists; or (ii) clearly instructing Parent, the paying agent or Taro how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Taro shares or Taro options from which tax is to be withheld (if any), the rate or rates of withholding to be applied.

Each party will give the other parties prompt notice of the commencement of any legal proceeding by or before any Israeli governmental body with respect to the merger, keep the other party informed as to the status of any such legal proceeding, and promptly inform the other party of any communication with the Investment Center, the Companies Registrar or any other Israeli governmental body regarding the merger or any of the other contemplated transactions.

Each party to the Merger Agreement will use commercially reasonable efforts to file, as promptly as reasonably practicable after May 18, 2007, all notices, reports and other documents required to be filed with any governmental body with respect to the merger and the other contemplated transactions and to submit promptly any additional information requested by any such governmental body. In addition, each party will promptly notify the other party of any oral or written communication it receives from any governmental body relating to the merger or other matters that are the subject of the Merger Agreement and permit the other party to review in advance any substantive communication proposed to be made by such party to any governmental body and provide the other party with copies of all communications with any governmental body.

Stock Options and Taro Employee Stock Purchase Plans

At the effective time of the merger, each Taro option that is outstanding and unexercised immediately prior to the effective time, whether or not vested, shall be cancelled and each holder of such option shall receive a cash payment equal to the amount, if any, by which the merger consideration exceeds the exercise price of the Taro option, less all applicable tax withholding.

Prior to the effective time of the merger, Taro will take all actions that may be necessary to cause any outstanding offering period under the Taro Employee Stock Purchase Plan (the “ESPP”) to be terminated as of the last business day prior to the date on which the merger becomes effective, make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP, cause the exercise of each outstanding purchase right under the ESPP; and provide that no further offering period or purchase period shall commence under the ESPP, provided that such actions shall be conditioned on the consummation of the merger.

Additional Agreements

Parent and Taro will use commercially reasonable efforts to take or cause to be taken, all actions necessary to consummate the merger and make effective the other contemplated transactions.

Disclosure

Parent and Taro have agreed to consult with each other before issuing any press release or otherwise making any public statement.

Subsequent Financial Statements

Taro will, if practicable, consult with Parent prior to making publicly available its financial results for any period after the date of the financial statements presented in the 2005 Form 20-F and prior to the filing of any report or document with the SEC after May 18, 2007.

Taro’s Israeli Facilities

Parent currently has no plans to divest Taro’s Israeli facilities and will maintain the current production level at those facilities and file for new products at those facilities for two years.

Director and Officer Indemnification and Insurance

Following the merger, Parent agreed to use commercially reasonable efforts to maintain the directors’ and officers’ liability insurance policy currently in effect (or substitute such policy with a comparable policy) which provides coverage with respect to the acts and omissions of Taro officers and directors occurring prior to the effective time of the merger for a period of seven years following the merger; provided that Parent shall not be required to expend annually more than $6.3 million for such coverage. All rights to indemnification by Taro or its subsidiaries in favor of their directors and officers as of or prior to May 18, 2007, for their acts and omission occurring prior to the effective time of the merger pursuant to certain indemnification agreements listed in the disclosure schedules survive for a period of seven years following the merger.

Employee Matters

Parent has agreed, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or legal requirements, to cause the surviving corporation to provide employees with compensation and benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the effective time of the merger or by Parent to similarly situated employees of Parent.

Payment and Prepayment of Outstanding Indebtedness

Parent has agreed to provide sufficient funds to allow for the repayment of those amounts due and owing on Taro’s and its subsidiaries’ outstanding indebtedness listed in the disclosure schedules, to the extent required or requested by the holders of such debt.

Conditions to Completion of the Transaction

Taro’s and Parent’s obligations to effect the merger are subject to the satisfaction (or waiver in certain cases) of the following conditions:

•	the representations and warranties shall be true and accurate in all material respects as of the date of the Merger Agreement and true and accurate in all material respects as of the closing date as if made on and as of the closing date;

•	Taro and Parent shall have performed or complied in all material respects with all obligations and covenants that are required to be complied with or performed by the Merger Agreement at or prior to the closing date;

•	any waiting period under the HSR Act having expired or been terminated and approval of the merger from the Israeli Commissioner of Restrictive Trade Practices having been obtained, if required;

•	receipt of approval of the merger by Taro shareholders;

•	receipt of a certificate confirming that certain conditions have been satisfied; and

•	no temporary restraining order, preliminary or permanent injunction or other order of any governmental entity or by any court or legal requirement enacted or deemed applicable to the merger make the consummation of the merger illegal.

In addition, Parent’s obligation to effect the merger is subject to the satisfaction (or waiver in certain cases) of the following conditions:

•	receipt of other required approvals;

•	since May 18, 2007, there shall have been no material adverse effect with respect to Taro or a subsidiary and no event shall have occurred or circumstances exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in such a material adverse effect;

•	that no governmental entity shall have: (i) challenged or sought to restrain, prohibit, rescind or unwind the consummation of the transactions contemplated by the Merger Agreement; (ii) sought material damages from Taro or a subsidiary relating to the transactions contemplated by the Merger Agreement; (iii) sought to prohibit or limit in any material respect the Parent or any affiliate or stockholder of Parent to vote, transfer, receive dividends with respect to the share capital of Taro, as the surviving corporation; (iv) threatened or become a party to a legal proceeding that could materially and adversely affect the right or ability of Parent, any affiliate of Parent or Taro or its subsidiaries to own any of the material assets or operate the business of any of Taro or its subsidiaries; (v) sought to compel Taro or its subsidiaries, Parent or any subsidiary of Parent to dispose of or hold separate any material assets or business as a result of the merger or any of the other transactions contemplated by the Merger Agreement; or (vi) sought to impose (or that, if adversely determined, could reasonably be expected to result in the imposition of) any criminal sanctions or liability on Taro or its subsidiaries;

•	no temporary restraining order, preliminary or permanent injunction or other order of any governmental entity or by any court or legal requirement enacted or deemed applicable to the merger shall (i) prohibit or limit in any material respect the ability of Parent or any affiliate of Parent to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the share capital of Taro, as the surviving company, (ii) materially and adversely affect the right or ability of Parent, any affiliate of Parent or Taro or its subsidiaries to own any of the material assets or operate the business of Taro or its subsidiaries, (iii) compel Taro or its subsidiaries, Parent or any subsidiary of Parent to dispose of or hold separate any material assets or business as a result of the merger or any of the other transactions contemplated by the agreement or (iv) impose any criminal sanctions or liability on Taro or its subsidiaries;

•	Taro shall have performed all of its obligations with respect to transfer of specified assets to Parent or its subsidiaries and Taro and its subsidiaries shall have performed their respective obligations under any agreements entered into to effect the transfers; and

•	no action has been taken (i) to deny coverage under the existing D&O Policy in connection with any losses for certain litigation or (ii) to rescind the existing D&O Policy on any basis.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the effective time of the merger (notwithstanding any approval by Taro’s shareholders):

•	by mutual written consent of Parent and Taro; or

•	by either Parent or Taro if:

•	the merger has not been consummated by December 31, 2007, provided that this right to terminate is not available to any party whose failure to fulfill any obligation under the Merger Agreement has resulted in the failure of the merger to occur by December 31, 2007; or

•	the approval of the merger by Taro’s shareholders has not been obtained; or

•	by Parent if:

•	a court of competent jurisdiction or other governmental entity shall have issued an order or taken any action permanently restraining, enjoining or otherwise prohibiting the merger which order or action shall become final and non-appealable; or

•	a Triggering Event shall have occurred (at any time prior to the approval of the Merger Agreement by the required Taro shareholder vote). A Triggering Event includes:

•	Taro’s Board of Directors shall have failed to recommend that the shareholders vote to approve the Merger Agreement, or shall have withdrawn its recommendation,

•	Taro has failed to include the Board’s recommendation in this proxy statement or a statement to the effect that the Board has determined and believes that the Merger is fair to and in the best interests of Taro’s shareholders,

•	the Board has approved, endorsed or recommended another acquisition proposal,

•	Taro has intentionally breached any of its non-solicitation covenants, or

•	a tender or exchange offer relating to Taro’s securities has been commenced and Taro has not sent within 10 days to its security holders or filed with the SEC a statement disclosing that it recommends rejection of such offer;

•	Taro breaches of any representation, warrant, covenant or agreement, which is not cured (if curable) within the timeframe specified in the Merger Agreement; or

•	by Taro if:

•	a U.S., Canadian or Israeli court of competent jurisdiction or other U.S., Canadian or Israeli governmental entity shall have issued an order or taken any action permanently restraining, enjoining or otherwise prohibiting the merger and which order or action shall become final and non-appealable;

•	Parent’s breach of any representation, warrant, covenant or agreement, which is not cured (if curable) within the timeframe specified in the Merger Agreement; or

•	Taro accepts a superior proposal after considering any revised proposal submitted by Parent at any time prior to shareholder approval of the merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement, so long as Taro (i) provides Parent with a prior written notice of its intention to terminate; (ii) considers any revised proposal made by Parent notice; (iii) is not in breach of its obligations under the non-solicitation covenant and the covenant regarding a change in its board recommendation; and (iv) pays to Parent the required termination fee.

Expenses; Termination Fee

Generally, each party to the Merger Agreement will bear its own expenses incurred in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement; provided that Parent and Taro will share equally all fees and expenses other than attorneys fees, incurred in connection with the filing of the premerger notification and report forms relating to the merger under the HSR Act and any notice or other document under any applicable non-U.S. antitrust law.

Subject to certain restrictions, Taro has agreed to pay Parent a termination fee of $15.5 million in cash if the Merger Agreement is terminated under one of the following circumstances:

•	by Taro to accept a superior proposal, as permitted by the no solicitation covenant;

•	by Parent if a Triggering Event has occurred; or

•	by Parent or Taro if the approval of the merger by Taro’s shareholders has not been obtained and prior to the time of the failure to approve the Merger Agreement, an alternative acquisition transaction shall have been publicly announced.

If Taro fails promptly to pay when due any termination fee amounts, then it must reimburse Parent for all costs and expenses incurred in collection of such costs and the enforcement by Parent of its rights with respect to such costs and must pay Parent interest on such overdue amounts at a rate equal to LIBOR plus 3%.

Extension, Waiver and Amendment of the Merger Agreement

Any of Parent, Taro or Merger Sub may extend the time for performance of any of the obligations or acts of the other parties and may waive:

•	any inaccuracies or breaches in the representations and warranties made to such party contained in the Merger Agreement or a document delivered pursuant thereto, and

•	compliance with any covenant, obligation or condition contained in the Merger Agreement for the benefit of such party.

The parties may amend the Merger Agreement at any time. However, after Taro shareholder approval has been obtained, the parties may not amend the Merger Agreement in a manner that requires further approval by Taro’s shareholders without obtaining such further approval.

Applicable Law

The Merger Agreement is governed by the laws of the State of Israel. All actions arising out of the Merger Agreement shall be heard in any New York state or federal court sitting in the City of New York.

Attorneys’ Fees

In any action to enforce the Merger Agreement, the prevailing party in such action is entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

TARO DEVELOPMENT CORPORATION MERGER

TDC is a private company controlled by Barrie Levitt, M.D., Daniel Moros, M.D. and members of their respective families. TDC directly or through subsidiaries, holds: (x) 2,600 Founders’ Shares of the Company; (y) 50% of the voting shares and 3.1% of Taro USA and (z) 2,333,971 Ordinary Shares of the Company. In order to acquire TDC’s interest in Taro USA and the Founders’ Shares in Taro, US Merger Sub, a newly formed, wholly-owned subsidiary of Sun Pharmaceutical Industries, Inc., will merge with and into TDC (the “TDC Merger”). No consideration will be payable to TDC shareholders for the Founders’ Shares of the Company or for their 50% voting rights and 3.1% equity rights in Taro USA. The only consideration TDC shareholders will receive will be, in the aggregate, the amount equivalent to the number of Ordinary Shares in Taro held by TDC, multiplied by $7.75, without interest and less any applicable withholding tax.

This description of the TDC Merger is qualified in its entirety by reference to the TDC Merger Agreement which is attached as Annex E to this proxy statement and is incorporated herein by reference.

THE SHAREHOLDER UNDERTAKINGS

Merger of Merger Sub with and into the Company

As an inducement to Parent to enter into the Merger Agreement, on May 18, 2007, the Shareholders entered into voting agreements with Parent whereby the Shareholders have agreed to vote all of their Taro Ordinary Shares and Founders’ Shares in favor of the approval and adoption of the Merger Agreement and against any competing transaction. All of the Shareholders’ 4,782,454 Taro Ordinary Shares and 2,600 Taro Founders’ Shares, which constitutes approximately 13% of the outstanding Taro Ordinary Shares, as well as all of the Taro Founders’ Shares, are subject to the voting agreements. We encourage you to read the form of shareholder undertaking attached as Annex B to this proxy statement carefully and in its entirety.

Merger of Sun Development Corporation I with and into TDC

In connection with the TDC Agreement, Barrie Levitt, M.D., Daniel Moros, M.D., Tal Levitt and Jacob Levitt (collectively, the “TDC Shareholders”) have entered into a voting agreement with a subsidiary of Sun whereby the TDC Shareholders have agreed to vote all of their shares of TDC Ordinary Shares in favor of the approval and adoption of the TDC Agreement and against any competing transaction. All of the Shareholders’ 5,547.9 shares of TDC Common Stock, and 20,121.3 shares of TDC Preferred Stock, which constitutes approximately 69.7% of all of the outstanding TDC Common Stock and 98.87% of TDC Preferred Stock, are subject to the voting agreements.

RECOMMENDATION OF TARO’S BOARD OF DIRECTORS

Our Board of Directors unanimously recommends that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated by the Merger Agreement.

BENEFICIAL OWNERSHIP OF TARO SHARES

The following table presents information regarding beneficial ownership of our Ordinary Shares as of June 7, 2007:

•	each shareholder known by us to own beneficially more than 5% of our outstanding Ordinary Shares;

•	each of our directors; and

•	all directors and executive officers as a group.

Unless indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable and the shareholder undertakings entered into between some of our directors, executive officers and their affiliates and Parent as described in “The Shareholder Undertakings.”

Ordinary shares subject to options and warrants that are currently exercisable or exercisable within 60 days after June 7, 2007 are deemed outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of shares beneficially owned as of June 7, 2007, is based on 36,453,118 shares outstanding on that date.

	Amount of	Percent
	Beneficial	of
Name of Beneficial Owner	Ownership	Class

Alkaloida Chemical Company Exclusive Group Ltd. (1)	13,575,000	31.39%
Brandes Investment Partners, Inc. (2)	2,957,652	8.11%
Franklin Resources, Inc. and related entities (3)	2,805,839	7.70%
Taro Development Corporation	2,333,971	6.40%
Barrie Levitt, M.D.	1,217,254	3.34%
Daniel Moros, M.D.	739,777	2.03%
Tal Levitt, Esq.	580,314	1.59%
Eric Johnston, Esq.	37,000	*
Heather Douglas	19,000	*
Gad Keren, M.D.	40,010	*
Ben Zion Hod	4,000	*
Haim Fainaro	4,000	*
Myron Strober	21,300	*
Micha Friedman	23,230	*
All Directors and Executive Officers as a group	2,983,356	8.09%

(1)	Represents 6,787,500 shares currently owned, and 6,787,500 shares issuable upon the exercise of currently exercisable warrants.

(2)	As reported on the Schedule 13G/A filed by Brandes Investment Partners, L.P., Brandes Investment Partners, Inc., Brandes Worldwide Holdings, L.P., Charles H. Brandes, Glenn R. Carlson and Jeffrey A. Busby with the SEC on March 8, 2007.

(3)	As reported on the Schedule 13D/A filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Templeton Asset Management Ltd. with the SEC on June 6, 2007.

*	Less than 1%

WHERE YOU CAN FIND MORE INFORMATION

You may read and copy this proxy statement and any other documents we have filed at the SEC at the SEC’s public reference room at 100 F Street N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on this public reference room. As a foreign private issuer, all documents which were filed after November 4, 2002, on the SEC’s EDGAR system are available for retrieval on the SEC’s website at www.sec.gov.

The documents set forth below, as well as reports filed by Taro with the SEC after the date of this proxy statement, contain important information about Taro and its financial condition:

Annual Report on Form 20-F for the fiscal year ended December 31, 2005; and

All Reports on Form 6-K since March 2007.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, contains a detailed description of our business, results of operations and financial condition and includes our financial statements and schedules.

You should rely only on the information contained in this proxy statement or the information furnished to you in connection with this proxy statement to vote on the merger. We have not authorized anyone to provide you with information that is different from what is contained in this document. This proxy statement is dated June 8, 2007. You should not assume that the information contained in this document is accurate as of any date other than June 8, 2007, and neither the mailing of this document to shareholders nor the payment of the cash consideration in the merger should create any implication to the contrary.

ANNEX A

AGREEMENT OF MERGER

This Agreement of Merger is made and entered into as of May 18, 2007 by and among Alkaloida Chemical Company Exclusive Group Ltd., (“Parent”), Aditya Acquisition Company Ltd., an Israeli company under the control of Parent (“Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Company”). Certain capitalized terms used in this Agreement are defined at Exhibit A hereto.

Recitals

A.  Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the applicable provisions of the Companies Law (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct wholly-owned subsidiary of Parent.

B.  The board of directors of Merger Sub has determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company (as defined in Section 1.1) will be unable to fulfill the obligations of Merger Sub to its creditors, and the respective boards of directors of Parent and Merger Sub have (i) determined that the Merger is advisable and fair and in the best interests of their respective companies and shareholders and (ii) approved this Agreement, the Merger and the Contemplated Transactions.

C.  The board of directors of the Company has (i) determined that the Merger is advisable and fair and in the best interests of the Company and its shareholders, (ii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (iii) approved this Agreement, the Merger and the Contemplated Transactions and (iv) recommended the approval and adoption of this Agreement, the Merger and any other Required Approval Transactions by the shareholders of the Company.

D.  In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, concurrently with the execution and delivery of this Agreement, the shareholders of the Company identified at Exhibit B hereto are executing Shareholder Undertakings (the “Shareholder Undertakings”) in favor of Parent and granting irrevocable proxies to a mutually-agreed-upon proxyholder, pursuant to which such shareholders are undertaking certain obligations (including, but not limited to, the obligation not to sell, transfer, assign, pledge or encumber any of the Company Ordinary Shares or Company Founder Shares) and irrevocably directing the proxyholder to vote all securities of the Company beneficially owned by them in favor of the approval of this Agreement, the Merger and any other Required Approval Transactions.

E.  Concurrently with the execution and delivery of this Agreement, Parent will enter into an agreement for the acquisition of all of the outstanding share capital of Taro Development Corporation (“TDC”) prior to the Effective Time (the “TDC Agreement”).

Agreement

The parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1.  Description of Transaction.

1.1  Merger of Merger Sub into the Company.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, and in accordance with Sections 314 and 327 of the Companies Law, Merger Sub (as the target company (HaYa’ad)) shall be merged with and into the Company (as the absorbing company (HaChevrat HaKoletet)), and the separate existence of Merger Sub shall cease. The Company will continue as the surviving corporation in the Merger (the “Surviving Company”).

1.2  Effect of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the Companies Law. Pursuant to the Merger, the Surviving Company will succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the Companies Law. Following the Merger, the Surviving Company shall: (a) be governed by the laws of the State of Israel; and (b) maintain a registered office in the State of Israel.

1.3  Closing; Effective Time.  The closing of the Merger and the consummation of those transactions contemplated by this Agreement that are to be consummated at the time of the Merger (the “Closing”) shall take place at Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or such other place as the parties shall agree, on a date to be designated by Parent and the Company (the “Closing Date”), which shall be no later than the third business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6 and 7 (other than those conditions which by their nature are to be satisfied at the Closing). On the Closing Date, the Company shall notify the Companies Registrar of the State of Israel (the “Companies Registrar”) that the conditions set forth in Sections 6 and 7 have been satisfied or waived. The Merger shall become effective upon the issuance of the Certificate of Merger in accordance with the Companies Law (the time the Merger becomes effective being the “Effective Time”).

1.4  Articles of Association; Memorandum of Association; Directors.  Unless otherwise determined by Parent prior to the Effective Time:

(a) the Articles of Association of the Surviving Company shall be the same as the Articles of Association of Merger Sub in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Articles of Association;

(b) the Memorandum of Association of the Surviving Company shall be the same as the Memorandum of Association of the Company in effect at the Effective Time until thereafter amended in accordance with the Companies Law and such Memorandum of Association; and

(c) the directors of the Surviving Company immediately after the Effective Time shall be the respective individuals who are directors of Merger Sub immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Company, in each case until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

1.5  Effect on Share Capital.

(a) At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of Parent, Merger Sub or the Company:

(i) any Company Ordinary Shares held by the Company (or held by the Company as dormant shares (Menayot Redumot)) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefore; and, notwithstanding anything contrary contained in this Agreement any Company Ordinary Shares, Company Founder Shares or any other shares of stock of the Company held by TDC, Morley and Company, Inc. (“Morley”) or any wholly-owned Subsidiary of the Company shall not be cancelled or surrendered in the Merger and shall continue to remain outstanding;

(ii) except as provided in clause “(i)” above, and subject to Section 1.5(b), each Company Ordinary Share and each Company Founder Share outstanding immediately prior to the Effective Time shall be transferred to Parent and shall be registered in the name of Parent in the shareholders register of the Surviving Company in consideration for the right to receive US$7.75 in cash, without any interest thereon (the “Merger Consideration”);

(iii) all Company Options shall be treated in accordance with Section 5.5 hereof; and

(iv) each ordinary share, par value NIS 0.01 per share, of Merger Sub outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) If, during the period commencing on the date of this Agreement and ending at the Effective Time, the outstanding Company Ordinary Shares and/or Company Founder Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, issuance of bonus shares, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a stock dividend is declared by the Company during such period, or a record date with respect to any such event shall occur during such period, then the Merger Consideration shall be adjusted to the extent appropriate.

(c) If any Company Ordinary Shares or Company Founder Shares outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any applicable restricted stock purchase agreement or other Contract with the Company or under which the Company has any rights, then the Merger Consideration payable in exchange for such Company Ordinary Shares or Company Founder Shares, as applicable, will also be unvested and subject to the same repurchase option, risk of forfeiture or other condition and need not be paid until such time as such repurchase option, risk of forfeiture or other conditions lapses or otherwise terminates. Prior to the Effective Time, the Company shall ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other Contract.

1.6  Closing of the Company’s Transfer Books.  At the Effective Time: (a) all Company Ordinary Shares outstanding immediately prior to the Effective Time shall automatically be transferred to Parent, and all holders of certificates representing Company Ordinary Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, other than the right of the holders of Company Ordinary Shares to receive the Merger Consideration set forth herein; (b) all Company Founder Shares outstanding immediately prior to the Effective Time shall automatically be transferred to Parent, and all holders of certificates representing Company Founder Shares that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company, other than the right of the holders of Company Founder Shares to receive the Merger Consideration set forth herein; and (c) the share transfer books of the Company shall be closed with respect to all Company Ordinary Shares and Company Founder Shares outstanding immediately prior to the Effective Time. No further transfer of any Company Ordinary Shares or Company Founder Shares shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any Company Ordinary Shares or any Company Founder Shares outstanding immediately prior to the Effective Time (a “Company Share Certificate”) is presented to the Paying Agent (as defined in Section 1.7) or to the Surviving Company or Parent, such Company Share Certificate shall be canceled and shall be exchanged as provided in Section 1.7.

1.7  Exchange of Certificates.

(a) On or prior to the Closing Date, Parent shall select a reputable bank or trust company reasonably acceptable to the Company to act as the paying agent in connection with the Merger (the “Paying Agent”). As of the Effective Time, Parent shall have deposited with the Paying Agent, in trust for the benefit of the Persons who were registered holders of Company Ordinary Shares and Company Founder Shares immediately prior to the Effective Time, cash in an amount equal to the aggregate consideration payable pursuant to Section 1.5(a)(ii). The cash amount so deposited with the Paying Agent is referred to as the “Payment Fund.”

(b) As soon as reasonably practicable following the Effective Time, the Company will provide to the Paying Agent a list of the registered holders of Company Ordinary Shares and Company Founder Shares at the Effective Time and the Paying Agent will mail to such registered holders: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify and that the Company may reasonably approve prior to the Effective Time (including a provision confirming that delivery of Company Share Certificates shall be effected, and risk of loss and title to Company Share Certificates shall pass, only upon delivery of such Company Share Certificates to the Paying Agent); and (ii) instructions for use in effecting the surrender of Company Share Certificates in exchange for the Merger Consideration pursuant to such letter of transmittal. Upon surrender of a Company Share Certificate to the Paying Agent in exchange for the Merger Consideration, together with a duly executed letter of transmittal and such other customary documents as may be reasonably required by the Paying Agent or Parent: (A) the holder of such Company Share Certificate shall be entitled to receive in exchange therefor the Merger Consideration multiplied by the number of Company Ordinary Shares or Company Founder Shares, as applicable, formerly represented by the Company Share Certificate; and (B) the Company Share Certificate so surrendered shall be canceled. If any cash is to be paid to a Person other than the Person in whose name the Company Share Certificate surrendered is registered, it shall be a condition of such payment that the Company

Share Certificate so surrendered shall be properly endorsed (with such signature guarantees as may be required by the letter of transmittal) or otherwise in proper form for transfer, and that the Person requesting payment shall: (1) pay to the Paying Agent any transfer or other Taxes required by reason of such payment to a Person other than the registered holder of the Company Share Certificate surrendered; or (2) establish to the satisfaction of Parent that such Tax has been paid or is not required to be paid. The exchange procedures shall comply with such procedures as may be required by the Israeli Tax Rulings (as defined in Section 5.3(b)), if obtained, and shall permit Parent (after consultation with the Company) to require holders of Company Ordinary Shares to provide any information as is reasonably needed to comply with the Israeli Tax Rulings. Until surrendered as contemplated by this Section 1.7(b), each Company Share Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive cash in an amount equal to the Merger Consideration multiplied by the number of Company Ordinary Shares or Company Founder Shares, as applicable, represented by such Company Share Certificate, without interest thereon. If any Company Share Certificate shall have been lost, stolen or destroyed, Parent may, in its reasonable discretion and as a condition precedent to the delivery of any Merger Consideration, require the owner of such lost, stolen or destroyed Company Share Certificate to provide an appropriate affidavit and to deliver a bond in such sum as Parent may reasonably direct, as indemnity against any claim that may be made against the Paying Agent, Parent, the Surviving Company or any affiliated party with respect to such Company Share Certificate.

(c) Any portion of the Payment Fund that remains undistributed to holders of Company Share Certificates as of the date 180 days after the Closing Date shall be delivered by the Paying Agent to Parent upon demand, and any holders of Company Share Certificates who have not theretofore surrendered their Company Share Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Merger Consideration, without any interest thereon.

(d) Each of the Paying Agent, Parent and the Surviving Company shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Company Ordinary Shares, Company Founder Shares or Company Options such amounts as Parent reasonably determines is required to be deducted or withheld therefrom or in connection therewith under the Code, under the Israeli Income Tax Ordinance New Version, 1961, as amended, or under any provision of U.S. state or local or non-U.S. Tax law or under any other applicable Legal Requirement, provided that, with respect to any withholding under Israeli Legal Requirements, the Paying Agent, Parent and the Surviving Company shall act in accordance with the Israeli Tax Rulings, if obtained. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(e) None of the Paying Agent, Parent or the Surviving Company shall be liable to any holder or former holder of Company Ordinary Shares, Company Founder Shares or to any other Person with respect to any Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement.

1.8  Further Action.  If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Company to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Company with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Company and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 2.  Representations and Warranties of the Company

For the purposes of this Section 2, the term “Acquired Corporations” shall mean the Company and the Company Subsidiaries (as defined below).

The Company represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in this Section 2 is subject to: (a) the exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 2 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part or subpart of the Company Disclosure Schedule by reference to another part or subpart of the Company Disclosure Schedule; and (c) any exception or disclosure set forth in any other part or subpart of the

Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is intended to qualify such representation and warranty):

2.1  Subsidiaries; Due Organization; Qualification to do Business.

(a) The Company has no Subsidiaries, except for the Entities set forth in Part 2.1(a) of the Company Disclosure Schedule (collectively, the “Company Subsidiaries”) and the jurisdiction of incorporation of each Company Subsidiary is set forth in Part 2.1(a) of the Company Disclosure Schedule; and except as set forth in Part 2.1(a) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries owns, directly or indirectly, any share capital of, or any equity interest or similar interest in, or any interest convertible into or exchangeable for any equity interest or similar interest of any nature in, any other Entity, other than the Company Subsidiaries. Except as set forth in Part 2.1(a) of the Company Disclosure Schedule, all of the Company Subsidiaries are wholly-owned subsidiaries of the Company. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any material future investment in or material capital contribution to any other Entity.

(b) Except as set forth in Part 2.1(b) of the Company Disclosure Schedule, each of the Acquired Corporations is a corporation duly organized and validly existing and, in jurisdictions that recognize the concept, is in good standing under the laws of the jurisdiction of its incorporation and has all necessary power and authority to: (i) conduct its business in the manner in which its business is currently being conducted; (ii) own, lease, operate and use its properties and assets in the manner in which its properties and assets are currently owned, leased, operated and used; and (iii) perform its obligations under all Contracts by which it is bound, except, in the case of clauses “(i)” through “(iii)” of this sentence, as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(c) Each of the Acquired Corporations (in jurisdictions that recognize the following concepts) is qualified or licensed to do business as a foreign corporation, and is in good standing, under the laws of all jurisdictions where the character of the properties and assets owned, leased or operated by it or where the nature of its business requires such qualification, except where the failure to be so qualified or in good standing would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

2.2  Articles of Association and Memorandum of Association.  The Company has heretofore made available to Parent a complete and correct copy of the Articles of Association and the Memorandum of Association or equivalent organizational documents, each as amended to date, of the Company and each Company Subsidiary listed at Part 2.2 of the Company Disclosure Schedule. Such Articles of Association, Memorandum of Association or equivalent organizational documents are in full force and effect. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its Articles of Association, Memorandum of Association or equivalent organizational documents.

2.3  Capitalization; Rights to Acquire Stock.

(a) As of the date of this Agreement, the authorized share capital of the Company consists of: (i) 200,000,000 Company Ordinary Shares, of which as of May 18, 2007 29,665,618 Company Ordinary Shares are issued and outstanding; and (ii) 2,600 Company Founder Shares, all of which are issued and outstanding. As of April 30, 2007, 1,244,429 Company Ordinary Shares were subject to issuance pursuant to Company Options granted and outstanding under the Company Option Plans.

(b) All of the issued and outstanding share capital of the Company has been duly authorized and validly issued, and are fully paid and nonassessable. None of the outstanding share capital of the Company is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and the outstanding share capital of the Company is free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities laws). None of the outstanding share capital of the Company is subject to any right of first refusal in favor of any of the Acquired Corporations or any Company Affiliate. Except as set forth in Part 2.3(b) of the Company Disclosure Schedule, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any share capital of the Company. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding share capital of the Company or other securities.

(c) As of April 30, 2007: (A) 279,266 Company Ordinary Shares are reserved for future issuance pursuant to the Company’s 2000 Employee Stock Purchase Plan (the “Company ESPP”); and (B) 734,350 Company Ordinary Shares are reserved for future issuance pursuant to stock options not yet granted under the Company Option Plans. Part 2.3(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option, in each case that was outstanding as of April 30, 2007: (1) the particular Company Option Plan (if any) pursuant to which such Company Option was granted; (2) the employee name; (3) the number of Company Ordinary Shares subject to such Company Option; (4) the exercise price of such Company Option; (5) the date on which such Company Option was granted; (6) the applicable vesting schedule, and the extent to which such Company Option is vested and exercisable; (7) the date on which such Company Option expires; (8) whether such Company Option is: (x) an “incentive stock option” (as defined in the Code) or a non-qualified stock option; or (y) with respect to Company Options granted to Israeli tax payers, whether such Company Option was granted under the following sections of the Israeli Income Tax Ordinance: Section 3(i); Section 102 (prior to January 1, 2003); or Section 102 (on or after January 1, 2003, and in such event pursuant to which subsection of Section 102); and (9) whether the vesting of such Company Option would be accelerated, in whole or in part, as a result of the Merger or any of the other Contemplated Transactions, alone or in combination with any termination of employment or other event. The Company has made available to Parent accurate and complete copies of: (x) each Company Option Plan; (y) the Company ESPP; and (z) the forms of all stock option agreements evidencing options to purchase stock of any of the Company.

(d) Except as set forth in Section 2.3(c) or in Part 2.3(c) of the Company Disclosure Schedule, as of the date of this Agreement, there is no: (i) outstanding subscription, option, call, warrant or right or agreement or commitments or arrangements of any character (whether or not currently exercisable) to acquire any share capital or other securities of any of the Acquired Corporations; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any share capital or other securities of any of the Acquired Corporations; (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any share capital or any other securities.

(e) All of the outstanding share capital of each of the Company’s Subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and free of preemptive rights and, except as set forth in Part 2.1(a) of the Company Disclosure Schedule are owned beneficially and of record by the Company, free and clear of any Encumbrances (other than restrictions on transfer imposed by applicable securities laws).

2.4  2005 20-F; Financial Statements.

(a) The Company has made available to Parent accurate and complete copies of the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”). As of the time it was filed with or furnished to the SEC: (i) the 2005 20-F complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be); and (ii) the 2005 20-F did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements (including any related notes) attached to the 2005 20-F: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated therein or in the notes to such financial statements); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby.

(c) Except as set forth in Part 2.4(c) of the Company Disclosure Schedule, the unaudited consolidated financial statements as of, and for the year ended December 31, 2006 (including any related notes) previously made available to Parent and the unaudited consolidated financial statements (including any related notes) as of, and for the three-month period ended March 31, 2007 previously made available to Parent: (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated therein or in the notes to such financial statements); and (ii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated subsidiaries for the periods covered thereby (subject to normal and recurring year end adjustments which would not have had, and would not have, individually or in the aggregate, a Company Material Adverse Effect).

(d) Except as and to the extent set forth on the consolidated balance sheet of the Company and the consolidated Subsidiaries as at March 31, 2007 including the notes thereto, no Acquired Corporation has any material liability, claim or obligation of any nature (whether accrued, absolute, contingent or otherwise).

(e) The Company has made available to Parent complete and correct copies of all amendments and modifications that have not been filed by the Company with the SEC to all agreements, documents and other instruments that previously had been filed by the Company with the SEC and are currently in effect.

(f) The Company has made available to Parent all comment letters received by the Company from the SEC or the staff thereof since January 1, 2004 and all responses to such comment letters filed by or on behalf of the Company.

(g) Except as specifically disclosed in the 2005 20-F and on Part 2.4(g) of the Company Disclosure Schedule, the Company has maintained disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, and such controls and procedures are effective to ensure that all material information concerning the Acquired Corporations is made known on a timely basis to the individuals responsible for the preparation of the Company’s SEC filings and other public disclosure documents. The Company has made available to Parent, complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such disclosure controls and procedures. As used in this Section 2.4, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(h) Except as specifically disclosed in the 2005 20-F and on Part 2.4(h) of the Company Disclosure Schedule, the Company has maintained and will continue to maintain a standard system of accounting established and administered in accordance with GAAP and the Acquired Corporations maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has made available to Parent complete and correct copies of, all written descriptions of, and all policies, manuals and other documents promulgating, such internal accounting controls.

(i) Except as specifically disclosed in the 2005 20-F: (i) since January 1, 2004, none of the Acquired Corporations, or to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Acquired Corporations, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of any Acquired Corporation or their respective internal accounting controls, including any complaint, allegation, assertion or claim that any Acquired Corporation has engaged in questionable accounting or auditing practices; (ii) no attorney representing any Acquired Corporation, whether or not employed by any Acquired Corporation, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s board of directors or any committee thereof or to any director or officer of the Company and (iii) since January 1, 2004, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, general counsel, the Company’s board of directors or any committee thereof.

2.5  Tax Matters.

(a) Except as set forth in Part 2.5(a) of the Company Disclosure Schedule, each of the Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body with respect to any taxable period ending on or before the Effective Date (the “Acquired Corporation Returns”): (i) has been or will be filed on or before the applicable due date (including any valid extensions of such due date obtained in the ordinary course of business); (ii) has been, or will be when filed, prepared in all material respects in compliance with all applicable Legal Requirements; and (iii) any such Acquired Corporation Returns are true, correct and complete in all material respects. All amounts shown on the Acquired Corporation Returns and all other material amounts of Taxes owed by the Acquired Corporations have been or will be timely paid on or before the Effective Date. All material amounts of Tax required to be withheld by the Acquired Corporations have been or will be timely withheld or timely paid over to the appropriate Government Body in compliance with all applicable Legal Requirements. The Acquired Corporations have made provision for the full amount of any Tax liability that is not yet due and payable for all taxable periods, or portions thereof, ending on or before the Effective Date. No written claim has been made by any Governmental Body in a jurisdiction where any of the Acquired Corporations do not file Tax Returns that the relevant Acquired Corporation is or may be subject to taxation by that jurisdiction.

(b) No deficiency for any material amount of Tax has been asserted or assessed or reassessed by any Governmental Body against an Acquired Corporation (or, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn. There are no liens for Taxes other than for Taxes not yet due and payable on the assets of the Acquired Corporations.

(c) Except as set forth in Part 2.5(c) of the Company Disclosure Schedule, there are no pending or, to the Knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes of the Acquired Corporations (including for these purposes pending or threatened audits, examinations, investigations or other proceedings by the Investment Center of the Israeli Ministry of Industry, Trade & Labor (the “Investment Center”) with respect to the Company’s facilities’ status as “Approved Enterprises” under Israel’s Law for the Encouragement of Capital Investment, 1959). Except as set forth in Part 2.5(c) of the Company Disclosure Schedule, none of the Acquired Corporations has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and there are no outstanding requests in respect of the foregoing.

(d) None of the Acquired Corporations has any liability for the Taxes of any Person (i) as a result of being a member of a consolidated, affiliated, combined, unitary or other group or being included in a Tax Return, in each case, that includes a Person other than an Acquired Corporation, (ii) as a transferee or successor, or (iii) pursuant to an agreement relating to the allocating or sharing of, or an indemnification obligation with respect to, Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes). None of the Acquired Corporations is a party to or bound by any agreement, arrangement or practice with a Governmental Body (including any advance pricing agreement or closing agreement).

(e) All sales and license transactions among the Acquired Corporations, Company Affiliates or Company Associates have been conducted on arm’s length terms and comply with applicable transfer pricing laws and rules in all material respects.

(f) No Acquired Corporation has constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code (or any similar provision under U.S. state or local or non-U.S. Tax law).

(g) No Acquired Corporation will be required to include material amounts in income, or exclude material items of deduction, in a taxable period beginning after the Effective Time as a result of (i) a change in method of accounting occurring prior to the Effective Time, (ii) an installment sale or open transaction arising in a taxable period ending on or before the Effective Time, (iii) deferred gains (intercompany or otherwise) arising prior to the Effective Time, (iv) any prepaid amount received on or prior to the Effective Time, or (v) any agreement with a Governmental Body executed on or prior to the Effective Time.

(h) No Acquired Corporation has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(1) (or any similar provision under U.S. state or local or non-U.S. Tax law).

(i) There are no limits on the use of any net operating losses of the Acquired Corporations (other than expiration periods and any limits that result from the transactions contemplated by this Agreement).

(j) To the Company’s Knowledge, it qualifies as an Industrial Company according to the meaning of that term in the Israeli Law for the Encouragement of Industry (Taxes), 1969, and, to the Company’s Knowledge, the consummation of the Merger will not have any adverse effect on such qualification as an Industrial Company.

2.6  Employee and Labor Matters; Benefit Plans.

(a) Except as set forth in Part 2.6(a) of the Company Disclosure Schedule, as of the date of this Agreement, none of the Acquired Corporations is a party to, or has a duty to bargain for, any collective bargaining agreement or other Contract with a labor organization or employees’ committee representing any of its employees (excluding such collective agreements and extension orders that apply to members of the Industrialist Union and/or all employers in the Israeli market) and there are no labor organizations or employees’ committee representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. Except as set forth in Part 2.6(a) of the Company Disclosure Schedule, the Acquired Corporations are currently in compliance with all applicable laws relating to the employment of labor, including those related to wages, hours and/or the payment and/or withholding of taxes and/or other sums. The Acquired Corporations are not a party to, or otherwise bound by, any consent decree with, or citation by, any governmental authority relating to employees or employment practices and there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or threatened with respect to any Company Associate. There is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or threatened before the United States Equal Employment Opportunity Commission, or any other governmental authority in any jurisdiction in which the Acquired Corporations have employed or currently employs any Company Associate.

(b) The Company has provided to parent an accurate and complete copy of each Company Employee Plan, forms of Company Employee Agreements and an accurate and complete list, by country, of employees of the Acquired Corporations as of April 30, 2007, including information as to tenure and salary. None of the Acquired Corporations intends, and none of the Acquired Corporations has committed, to establish or enter into any new Company Employee Plan or Company Employee Agreement, or to modify any Company Employee Plan or Company Employee Agreement (except to conform or seek the approval of any such Company Employee Plan or Company Employee Agreement to satisfy applicable Legal Requirements). The Company has provided a true and correct copy of each Company Employee Plan.

(c) Each of the Acquired Corporations and Company Affiliates has performed in all material respects all obligations required to be performed by it under each Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and with all applicable provisions of ERISA, the Code and other Legal Requirements. All contributions, premiums or payments required to be made with respect to any Company Employee Plan and each Company Employee Agreement have been made or accrued on or before their due dates. Except as set forth in Part 2.6(c) of the Company Disclosure Schedule, none of the Company Employee Plans and the Company Employee Agreements provides for the payment of separation, severance, termination or similar-type benefits to any person or obligates the Acquired Corporations or any successors thereto to pay separation, severance, termination or similar-type benefits solely or partially as a result of any transaction contemplated by this Agreement or as a result of a “change in control”, within the meaning of such term under Section 280G of the Code. Except as set forth in Part 2.6(c) of the Company Disclosure Schedule, none of the Plans provides for or promises retiree medical, disability or life insurance benefits to any current or former employee, officer or director of the Acquired Corporations.

(d) With respect to each Company Employee Plan that is not subject to United States Law (a “Non-U.S. Benefit Plan”):

(i) all employer and employee contributions to each Non-U.S. Benefit Plan required by Law or by the terms of such Non-U.S. Benefit Plan have been made or, if applicable, accrued in accordance with normal accounting practices;

(ii) with respect to Employees of the Acquired Corporations who reside or work in Israel, which shall be construed to include consultants, sales agents and other independent contractors who would be deemed to be employees for purposes of Israeli labor laws (“Israeli Employees”), the Acquired Corporations’ obligations to provide statutory severance pay to Israeli employees pursuant to the Severance Pay Law, 5723-1963 have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements; and with respect to Employees of the Acquired Corporations other than Israeli Employees, the fair market value of the assets of each funded Non-U.S. Benefit Plan, the liability of each insurer for any Non-U.S. Benefit Plan funded through insurance or the book reserve established for any Non-U.S. Benefit Plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations, as of the date of this Agreement, with respect to all current and former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such Non-U.S. Benefit Plan and no transaction contemplated by this Agreement shall cause such assets or insurance obligations to be less than such benefit obligations; and

(iii) each Non-U.S. Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

2.7  Intellectual Property Matters.

(a) Part 2.7(a) of the Company Disclosure Schedule sets forth a true and complete list of all (i) Registered Owned Intellectual Property, (ii) unregistered trademarks and service marks included in the Owned Intellectual Property, and (iii) other Owned Intellectual Property material to the Acquired Corporations.

(b) Each of the Acquired Corporations has sufficient rights to use the Acquired Corporation IP, all of which rights shall survive unchanged the consummation of the Contemplated Transactions. The Acquired Corporation IP includes all Intellectual Property used or held for use in connection with the operation of the business of each Acquired Corporation, and there are no other items of Intellectual Property that are material to or necessary for the operation of the business of each Acquired Corporation or for the continued operation of the business of each Acquired Corporation immediately after the Closing in substantially the same manner as operated prior to the Closing.

(c) The Acquired Corporation IP is (i) valid, subsisting and enforceable, and (ii) not subject to any outstanding order, judgment, injunction, decree, ruling or agreement adversely affecting any of the Acquired Corporations’ use thereof or rights thereto, or that would impair the validity or enforceability thereof. The Registered Owned Intellectual Property is currently in compliance with any and all formal legal requirements necessary to record and perfect each of the Acquired Corporations’ interest therein and the chain of title thereof. Except as set forth in Part 2.7(c) of the Company Disclosure Schedule, there is no action or claim pending, asserted or threatened (i) against any of the Acquired Corporations concerning any product or the ownership, validity, registerability, enforceability or use of, or licensed right to use, any Intellectual Property, or (ii) contesting or challenging the ownership, validity, registerability or enforceability of, or the Acquired Corporations’ or the Company Affiliates’ right to use, any Acquired Corporation IP.

(d) To the knowledge of the Company, the operation of the business of each Acquired Corporation and the use of the Acquired Corporation IP in connection therewith does not, and has not in the last seven (7) years, infringed, misappropriated or otherwise violated or conflicted with the Intellectual Property rights of any other Person. Except as disclosed in Part 2.7(d) of the Company Disclosure Schedule, there is no action or claim pending, asserted or threatened against any of the Acquired Corporations concerning any of the foregoing, nor has any of the Acquired Corporations received any notification that a license under any other Person’s Intellectual Property is or may be required. To the Knowledge of the Company, no Person is engaging, or has engaged in the last seven (7) years, in any activity that infringes, misappropriates or otherwise violates or conflicts with any Acquired Corporation IP.

(e) Consummation of the Contemplated Transactions will not result in (i) the grant of any license under or creation of any lien on any Acquired Corporation IP or any Intellectual Property that is owned by or licensed to Parent or any of its affiliates prior to the Closing, (ii) Parent or any of its affiliates being bound by, or subject to, any non-compete obligation, covenant not to sue, or other restriction on the operation or scope of its business, or (iii) Parent or any of its affiliates, or any of the Acquired Corporations, being obligated to pay any royalties, honoraria, fees or other payments to any Person in excess of those payable by the Company or any other Acquired Corporations prior to the Closing.

(f) Except as set forth in Part 2.7(f) of the Company Disclosure Schedule, no university, military, educational institution, research center, Governmental Body, or other organization (each, a “R&D Sponsor”) has sponsored research and development conducted in connection with the businesses of any of the Acquired Corporations, or has any claim of right to, ownership of or other lien on any Acquired Corporation IP. No research and development conducted in connection with the businesses of any of the Acquired Corporations was performed by a graduate student or employee of any R&D Sponsor. None of the Acquired Corporations have participated in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Acquired Corporation IP or restrict the ability of any of the Acquired Corporations to enforce, license or exclude others from using any Acquired Corporation IP.

(g) No employee, independent contractor, or agent of the Acquired Corporations is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Acquired Corporation IP or, to the Knowledge of the Company, any other Intellectual Property and the Acquired Corporations, in the ordinary course, enter into such agreements with its employees, independent contractors and agents. To the extent that any Intellectual Property has been conceived, developed or created for the Acquired Corporations by any other Person, the applicable Acquired Corporation, has executed valid and enforceable written agreements with such Person with respect thereto transferring to such Acquired Corporation the entire and unencumbered right, title and interest therein and thereto by operation of law or by valid written assignment.

2.8  Legal Proceedings; Orders.

(a) Except as set forth in Part 2.8(a) of the Company Disclosure Schedule: (i) there are no pending material Legal Proceedings; and (ii) to the Knowledge of the Company: (A) no Governmental Body has threatened to commence any material Legal Proceeding; and (B) no other Person has threatened in writing to commence any material Legal Proceeding: (1) that involves: (A) any of the Acquired Corporations or any of the properties or assets of any Acquired Corporation; (B) any securities of any of the Acquired Corporations; or (C) any alleged action or omission on the part of any director or officer of any Acquired Corporation in his or her capacity as such; or (2) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Merger or any of the other Contemplated Transactions (the Legal Proceedings identified in Part 2.8(a) of the Company Disclosure Schedule being referred to as the “Specified Proceedings”).

(b) There is no Order to which any of the Acquired Corporations, or any of the assets or properties owned, leased or used by any of the Acquired Corporations, is subject, except as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect. To the Knowledge of the Company, no executive officer or other key employee of any of the Acquired Corporations is subject to any Order that prohibits such executive officer or other key employee from engaging in or continuing any conduct, activity or practice relating to the business of any of the Acquired Corporations as it is currently conducted, except as would not have and would not reasonably be expected to have or result in a Company Material Adverse Effect.

(c) The Company has not, pursuant to or within the meaning of Title 11, U.S. Code, or any similar United States federal or state law for the relief of debtors or any similar non-U.S. law, (i) commenced a voluntary case, (ii) consented to the entry of an order for relief against it in an involuntary case, (iii) consented to the appointment of a receiver, trustee, assignee, liquidator or similar official, (iv) made a general assignment for the benefit of its creditors or (v) admitted in writing that it is generally unable to pay its debts as they become due.

2.9  Authority; Binding Nature of Agreement.  The Company has the corporate right, power and authority to enter into, to deliver and to perform its obligations under this Agreement, to consummate the Merger and the other Contemplated Transactions. The board of directors of the Company (at a meeting duly called and held) as of the date of this Agreement has: (a) determined that the Merger is fair to, and in the best interests of, the Company and its shareholders; (b) determined that considering the financial position of the Company and Merger Sub no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (c) authorized and approved the execution, delivery and performance of this Agreement by the Company and approved this Agreement, the Merger and the other Contemplated Transactions; and (d) recommended the approval of this Agreement, the Merger and the other Required Approval Transactions by the holders of Company Ordinary Shares and Company Founder Shares and directed that this Agreement, the Merger and the other Required Approval Transactions be submitted for consideration by the Company’s shareholders at the Company Shareholders’ Meetings (as defined in Section 5.2(b)). No other corporate proceedings on the part of the Company (without limiting the generality of the foregoing, no vote or approval of any class or series of share capital or any other securities of the Company or the Company’s Subsidiaries, are necessary to authorize or permit the consummation of this Agreement, the Merger and the other Contemplated Transactions. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to: (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

2.10  Vote Required.  Assuming neither Parent nor Merger Sub, nor any Person holding 25% or more of the shares or “means of control” (as such term is defined in the Companies Law) of Parent or Merger Sub own or hold any Company Ordinary Shares or Company Founder Shares, the: (i) affirmative vote of a 75% majority of the voting power of the Company present and voting on such resolution at a meeting of the shareholders convened to approve the Merger, including at least one-third of the shares other than the shares held by the controlling shareholders of the Company (unless the total number of shares voting against the Merger does not exceed 1% of the total voting power of the Company) ; (ii) affirmative vote of a 75% majority of a meeting of the holders of the Company Ordinary Shares; and (iii) affirmative vote of a 75% majority of a meeting of the holders of the Company Founder Shares; is the only vote of the holders of any securities of the Company necessary to approve the Merger (the “Required Company Shareholder Vote”). The quorum required for the Company Shareholders’ Meetings is three or more shareholders who hold at least one third of the total number of votes in the Company.

2.11  Non-Contravention; Consents.  Assuming compliance with (and receipt of all required approvals under) the applicable provisions of the Companies Law, the HSR Act, any non-U.S. Antitrust Law (as defined in Section 5.4), and receipt of the approvals listed in Part 2.11 of the Company Disclosure Schedule, neither (1) the execution or delivery of this Agreement by the Company, nor (2) the consummation of the Merger or any of the other Contemplated Transactions, will or would reasonably be expected to, directly or indirectly (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of: (i) any of the provisions of the Articles of Association and Memorandum of Association of the Company or the charter or other organizational documents of any of the other Acquired Corporations; or (ii) any resolution adopted by the shareholders, the board of directors or any committee of the board of directors of any of the Acquired Corporations; or (iii) any Legal Requirement;

(b) contravene, conflict with or result in a violation or breach of, or result in a default under, any provision of any Company Contract that constitutes a Significant Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Contract that constitutes a Significant Contract; (ii) accelerate the maturity or performance of any Company Contract that constitutes a Significant Contract; or (iii) cancel, terminate or modify any right, benefit, obligation or other term of any Company Contract that constitutes a Significant Contract; or

(c) impact the effectiveness of any Significant Contract or result in any obligation of the Company or any other Acquired Corporation to pay any penalty, fee, make-whole amount or other similar amount or result in any other adverse consequence pursuant to any Significant Contract.

2.12  Permits; Compliance.

(a) Except as set forth in Part 2.12 of the Company Disclosure Schedule, each Acquired Company is in possession of all Government Authorizations necessary for each of the Acquired Corporations to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), including all Permits under the Federal Food, Drug and Cosmetic Act of 1938, as amended (including the rules and regulations promulgated thereunder, the “FDCA”) and any comparable non-U.S law and the regulations of the Federal Food and Drug Administration (the “FDA”) promulgated under the FDCA and any comparable non-U.S. Governmental Bodies, necessary for each of the Acquired Corporations to carry on its business and operations as currently conducted, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to have, or the suspension or cancellation of, any of the Permits would not, individually or in the aggregate, have a Company Material Adverse Effect. Except as set forth in Part 2.12(a) of the Company Disclosure Schedule, no Acquired Corporation is in conflict with, or in default, breach or violation of any Legal Requirement by which any property or asset of any Acquired Corporation is bound or affected, except for any such conflicts, defaults, breaches, or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Each Acquired Corporation is, and since January 1, 2004 each Acquired Corporation has been, in compliance in all material respects with all Legal Requirements applicable to the Acquired Corporations or by which any of its properties are bound, including Legal Requirements of the FDA and any comparable non-U.S Governmental Body except as set forth in Part 2.12(b) of the Company Disclosure Schedule and except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

2.13  Absence of Certain Changes or Events.  Since March 31, 2007, except as set forth in Part 2.13 of the Company Disclosure Schedule, or as expressly contemplated by this Agreement (a) the Acquired Corporations have conducted their businesses only in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) none of the Acquired Corporations has taken any action that, if taken after the date of this Agreement, would constitute a breach of any of the covenants set forth in Section 4.2.

2.14  Significant Contracts.  (a) Subsections (i) through (xii) of Part 2.14(a) of the Company Disclosure Schedule list the following types of contracts and agreements to which the Acquired Corporations are a party (such contracts and agreements as are required to be set forth in Part 2.14(a) of the Company Disclosure Schedule being the “Significant Contracts”):

(i) each “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) with respect to each Acquired Corporation;

(ii) each contract and agreement which involved in the 12 month period preceding the date of this Agreement or is likely to involve in the 12 month period following the date of this Agreement consideration of more than $3,500,000, in the aggregate, over the remaining term of such contract or agreement;

(iii) all joint venture contracts, partnership arrangements or other agreements outside the ordinary course of business involving a sharing of profits, losses, costs or liabilities by each Acquired Corporation with any third party;

(iv) all material contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of each Acquired Corporation or income or revenues related to any product of each Acquired Corporation to which any Acquired Corporation is a party;

(v) all contracts and agreements evidencing material Indebtedness;

(vi) all contracts and agreements with any Governmental Body to which each Acquired Corporation is a party;

(vii) all contracts and agreements that limit, or purport to limit, the ability of any Acquired Corporation to compete in any line of business or with any person or entity or in any geographic area or during any period of time, in any material respect;

(viii) all contracts and agreements providing for benefits under any Company Employee Plan or material Company Employee Agreement;

(ix) all material Acquired Corporation IP Contracts;

(x) all insurance policies summarized pursuant to Section 2.17(a);

(xi) all contracts with customers required to be listed in Part 2.18 of the Company Disclosure Schedule; and

(xii) all other contracts and agreements, whether or not made in the ordinary course of business, which are material to the Acquired Corporations taken as a whole, or the conduct of their respective businesses, or the absence of which would, individually or in the aggregate, have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect and except as set forth in Part 2.14(b) of the Company Disclosure Schedule, (i) each Significant Contract is a legal, valid and binding agreement, and none of the Significant Contracts is in default by its terms or has been canceled by the other party; (ii) to the Knowledge of the Company, no other party is in breach or violation of, or default under, any Significant Contract; and (iii) the Company and the Company Subsidiaries have not received any claim of default under any such agreement. The Company has furnished or made available to Parent complete and accurate copies of all Significant Contracts, including any amendments thereto.

2.15  Real Property; Title to Assets.

(a) Part 2.15(a) of the Company Disclosure Schedule lists each parcel of real property currently owned by the Acquired Corporations. Except as set forth in Part 2.14(a) of the Company Disclosure Schedule, each parcel of real property owned by the Acquired Corporations (i) is owned free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, right of first offer or other requirement to sell, assign or otherwise divest (collectively, “Liens”), other than (A) Liens for current taxes and assessments not yet past due, (B) inchoate mechanics’ and materialmen’s Liens for construction in progress, (C) workmen’s, repairmen’s, warehousemen’s and carriers’ Liens arising in the ordinary course of business of the Acquired Corporations consistent with past practice, and (D) all matters of record, Liens and other imperfections of title and encumbrances that would not, individually or in the aggregate, have a Company Material Adverse Effect, and (ii) is neither subject to any Governmental Body decree or Order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of the Company, has any such condemnation, expropriation or taking been proposed.

(b) Part 2.15(b) of the Company Disclosure Schedule lists each parcel of real property currently leased or subleased by the Acquired Corporations, with the name of the lessor and the date of the lease, sublease, assignment of the lease, any guaranty given or leasing commissions payable by the Acquired Corporations in connection therewith and each amendment to any of the foregoing (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to Parent. All such current leases and subleases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Acquired Corporations or, to the Knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises except where such default would not, individually or in the aggregate, have or reasonably be expected to have a Company Material Adverse Effect.

(c) Each of the Acquired Corporations has good and valid title to, or, in the case of leased properties and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of any Liens, except for such imperfections of title, if any, that do not materially interfere with the present value of the subject property.

2.16  Environmental Matters.  Except as described in Part 2.16 of the Company Disclosure Schedule, (a) none of the Acquired Corporations has, for the past five years, violated or is in violation of any Environmental Law; (b) none of the properties currently or, to the Knowledge of the Company, formerly, owned, leased, used or operated by the Acquired Corporations (including, without limitation, soils and surface and ground waters) are contaminated with any Hazardous Substance and no Hazardous Substances have been released on any such property; (c) none of the Acquired Corporations is actually, potentially or allegedly liable for any costs to address actual or alleged Hazardous Substances at any third party or other off-site location; (d) none of the Acquired Corporations is actually, potentially or allegedly liable under any Environmental Law (including, without limitation, pending or threatened liens); (e) each of the Acquired Corporations has all permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”); (f) each of the Acquired Corporations is in compliance with its Environmental Permits; (g) there are no claims or Legal Proceedings pending, or to the Knowledge of the Company, threatened in writing, against the Acquired Corporations or any formerly owned or operated properties, or against the Company, and there are no facts or circumstances that would reasonably be expected to result in a Legal Proceeding against the Company or the Acquired Corporations; and (h) neither the execution of this Agreement nor the consummation of the Merger or the other Contemplated Transactions will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Body or third parties, pursuant to any applicable Environmental Law or Environmental Permit.

2.17  Insurance.

(a) Summaries of all material insurance policies maintained by the Acquired Corporations at any time during the past three years have been provided to Parent. Each summary sets forth all the material terms and conditions of each such insurance policy and is true, accurate and correct in all material respects.

(b) Except as set forth in Part 2.17(b) of the Company Disclosure Schedule, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) none of the Acquired Corporations is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

(c) Except as set forth in Part 2.17(c) of the Company Disclosure Schedule, at no time subsequent to January 1, 2004 have the Acquired Corporations (i) been denied any insurance or indemnity bond coverage which it has requested, (ii) made any material reduction in the scope or amount of its insurance coverage, or (iii) received notice from any of its insurance carriers that any insurance premiums will be subject to increase in an amount materially disproportionate to the amount of the increases with respect thereto (or with respect to similar insurance) in prior years or that any insurance coverage will not be available in the future substantially on the same terms as are now in effect.

2.18  Customers.  Part 2.18 of the Company Disclosure Schedule sets forth a true and complete list of the customers of the Acquired Corporations which accounted for at least 85% of the consolidated revenues of the Acquired Corporations during the 12 month period preceding the date of this Agreement. As of the date of this Agreement, none of the customers listed in Part 2.18 of the Company Disclosure Schedule of the Acquired Corporations, (i) has cancelled or otherwise terminated any contract with the Acquired Corporations prior to the expiration of the contract term or (ii) to the Knowledge of the Company, has threatened, or indicated its intention, to cancel or otherwise terminate its relationship with the Acquired Corporations or to reduce substantially its purchase from or sale to the Acquired Corporations of any products, equipment, goods or services. None of the Acquired Corporations has (x) breached, in any material respect, any agreement with or (y) to the Knowledge of the Company, engaged in any fraudulent conduct with respect to, any such customer or supplier of the Acquired Corporations.

2.19  Indebtedness of the Acquired Corporations.  Part 2.19 of the Company Disclosure Schedule sets forth all amounts outstanding under any Indebtedness of the Acquired Corporations, including any outstanding principal and interest thereunder accrued as of the date of this Agreement and any prepayment penalties, fees, make-whole amounts and other similar amounts payable with respect to such Indebtedness.

2.20  Interested Party Transactions.  Except as set forth at part 2.20 of the Company Disclosure Schedule, since March 31, 2007, no director or officer of the Company or any person beneficially owning five percent or more, in the aggregate, of the Company Ordinary Shares or Company Founder Shares, has or has had, directly or indirectly, (i) an economic interest in any Person that has furnished or sold, or furnishes or sells, services or products that any Acquired Corporation furnishes or sells, or proposes to furnish or sell; (ii) an economic interest in any person that purchases from or sells or furnishes to, the Acquired Corporations, any goods or services; (iii) a beneficial interest in any contract or agreement disclosed in Part 2.14(a) of the Company Disclosure Schedule; or (iv) any contractual or other arrangement with the Acquired Corporations; provided, however, that ownership of no more than one percent (1%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 2.20. The Acquired Corporations have not, since March 31, 2007, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.

2.21  Grants, Incentives and Subsidies.  The Company has made available to Parent, prior to the date hereof, correct copies of all documents evidencing all pending, outstanding and granted grants, incentives, exemptions and subsidies from the Government of the State of Israel or any agency thereof, or from any other Governmental Entity, granted to any of the Acquired Corporations, including the grant of Approved Enterprise Status from the Investment Center and grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade & Labor (“OCS”) (collectively, “Grants”) and of all letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto. Except as set forth in Part 2.21 of the Company Disclosure Schedule, the Acquired Corporations are in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby. Assuming compliance by Parent with any undertakings it may give with respect to the Grants that have been approved, the Company is not aware of any event or other set of circumstances which would reasonably be expected to lead to the revocation or material modification of any of the Grants that have been approved.

2.22  Fairness Opinion.  The Company’s board of directors has received the opinion of Merrill Lynch and Co. Inc., financial advisors to the Company, dated May 18, 2007, that, as of the date of its opinion, the Merger Consideration to be received by the holders of Company Ordinary Shares (other than TDC, Morley, the Company or any wholly-owned Subsidiary of the Company) in the Merger is fair, from a financial point of view, to such holders of Company Ordinary Shares.

2.23  Financial Advisor.  Except for The Blackstone Group and Merrill Lynch and Co. Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any of the other Contemplated Transactions based upon arrangements made by or on behalf of any of the Acquired Corporations. The Company has furnished to Parent accurate and complete copies of all agreements under which any such fees, commissions or other amounts have been paid or may become payable and all indemnification and other agreements related to the engagement of The Blackstone Group and Merrill Lynch and Co. Inc.

2.24  No Other Representations or Warranties.  Except as set forth expressly herein, the Company is not making any representation or warranty, expressed or implied, of any nature whatsoever with respect to the Company or any of the Company’s Subsidiaries, and the Company hereby disclaims any such representation or warranty, whether by the Company, any of the Company’s Subsidiaries or any of their Representatives or any other Person, with respect to the execution and delivery of this Agreement or the consummation of the Merger and the Contemplated Transactions, notwithstanding the delivery or disclosure to Parent or any of its Representatives or any other Person of any documentation or other information by the Company, any of the Company’s Subsidiaries or any of their respective Representatives or any other Person with respect to any one or more of the foregoing. Except as set forth expressly herein, the condition of the assets of the Acquisition Corporations shall be “as is”, “where is” and with “all faults”.

SECTION 3.  Representations and Warranties of Parent and Merger Sub

Each of Parent and Merger Sub, jointly and severally, represents and warrants to the Company as follows:

3.1  Due Organization; Etc.  Parent is a corporation duly incorporated, validly existing and in good standing under the laws of India. Merger Sub is a company duly incorporated and validly existing under the laws of the State of Israel. Immediately prior to the Effective Time, Parent will own, directly or indirectly, of record and beneficially all outstanding shares of Merger Sub.

3.2  Authority; Noncontravention.

(a) Subject to obtaining the vote of Parent or an affiliate of Parent, as the case may be, as the sole shareholder of Merger Sub with respect to the Merger, each of Parent and Merger Sub has the corporate right, power and authority to enter into and to perform its respective obligations under this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. The board of directors of Merger Sub has determined: (a) that the Merger is fair to, and in the best interests of, Merger Sub and its shareholders, and that, considering the financial position of the Company and Merger Sub, no reasonable concern exists that the Surviving Corporation will be unable to fulfill the obligations of Merger Sub to its creditors; and (b) to recommend that Parent, as the sole shareholder of Merger Sub, approve this Agreement, the Merger and the other Required Approval Transactions.

(b) Except: (i) disclosure required under applicable Legal Requirements; (ii) as may be required by the HSR Act, any non-U.S. Antitrust Law or the Companies Law; and (iii) as would not have a material adverse effect on Parent’s ability to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Body is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions.

3.3  Binding Nature of Agreement.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.4  No Vote Required.  No vote of the holders of Parent Common Stock is required to authorize the Merger.

3.5  Financing.  As of the date of this Agreement, Parent has sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay all amounts required to be paid as Merger Consideration in the Merger.

3.6  Stock Ownership.  As of the date of this Agreement, neither Parent nor Merger Sub beneficially owns any Company Ordinary Shares or Company Founder Shares.

3.7  Disclosure.  None of the information with respect to Parent and Merger Sub to be supplied by or on behalf of Parent to the Company specifically for inclusion in the Proxy Statement will, at the time the Proxy Statement is mailed to the shareholders of the Company or at the time of the Company Shareholders’ Meetings (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

SECTION 4.  Certain Covenants of the Company

4.1  Access and Investigation.  During the period commencing on the date of this Agreement and ending as of the earlier of the Effective Time and the valid termination of this Agreement (the “Pre-Closing Period”), the Company shall, at reasonable times and upon reasonable notice, cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access, during normal business hours, to the Acquired Corporations’ Representatives, personnel and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations and to conduct environmental site assessments or other investigations related to Hazardous Substances or Environmental Law; and (b) provide Parent and Parent’s Representatives with such copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations as Parent may reasonably request (in each case subject to such non-disclosure as may be necessary to avoid waiver of legal privileges). During the Pre-Closing Period, the Company shall, and the Company shall cause the Representatives of each of the Acquired Corporations to, permit Parent’s senior officers to meet, upon reasonable notice and during normal business hours, with the officers of the Acquired Corporations to discuss such matters as Parent may reasonably request, including, but not limited to, matters which Parent may deem necessary or appropriate in order to enable Parent, after the Closing, to satisfy its obligations under the Sarbanes-Oxley Act and the rules and regulations relating thereto.

4.2  Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) the Company shall ensure that each of the Acquired Corporations conducts its business and operations in the ordinary course and in accordance with past practices; (ii) the Company shall use commercially reasonable efforts to ensure that each of the Acquired Corporations preserves intact its current business organization, keeps available the services of its current executive officers and other employees and maintains its relations and goodwill with all suppliers, customers, landlords, creditors, licensors, licensees, employees and other Persons having business relationships with the respective Acquired Corporations and with all Governmental Bodies; (iii) to comply in all material respects with all Legal Requirements and the requirements of all Significant Contracts; and (iv) the Company shall promptly notify Parent of: (A) any claim asserted by any Governmental Body; (B) any claim asserted in writing by any Person other than a Governmental Body; (C) any Legal Proceeding commenced; or (D) any Legal Proceeding, to the Knowledge of the Company, threatened in writing, in the case of clauses “(A)” through “(D)” against, relating to, involving or otherwise affecting any of the Acquired Corporations.

(b) During the Pre-Closing Period, the Company shall not (without the prior written consent of Parent), and the Company shall ensure that each of the other Acquired Corporations does not (without the prior written consent of Parent):

(i) declare, accrue, set aside or pay any dividend or make any other distribution in respect of any share capital, or repurchase, redeem or otherwise reacquire any share capital or other securities, other than to repurchase, in full compliance with applicable Legal Requirements, restricted Company Ordinary Shares held by an employee upon the termination of such employee’s employment;

(ii) sell, issue, grant, pledge or encumber or authorize the sale, issuance or grant, pledge or encumbrance of: (A) any share capital or other security of any Acquired Corporation; (B) any option, call, warrant or right to acquire any share capital or other security of any Acquired Corporation; or (C) any instrument convertible into or exchangeable for any share capital or other security of any Acquired Corporation (except that the Company may issue Company Ordinary Shares upon the valid exercise of Company Options outstanding as of the date of this Agreement);

(iii) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Option Plans or any provision of any agreement evidencing any outstanding stock option or any restricted stock purchase agreement, or otherwise modify any of the terms of any outstanding option, warrant or other security or any related Contract, except as required by applicable Legal Requirements;

(iv) amend or permit the adoption of any amendment to the Company’s Articles of Association or Memorandum of Association or the charter or other organizational documents of the other Acquired Corporations;

(v) (A) acquire any equity interest or other interest in any other Entity; (B) form any Subsidiary; or (C) subject to Section 8.1(i) effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

(vi) make any capital expenditure greater than $100,000 individually or greater than $500,000 in the aggregate;

(vii) (A) except as set forth in Part 4.2(b)(vii) of the Company Disclosure Schedule, enter into or become bound by, or permit any of the assets owned or used by it to become bound by, any Contract that, if entered into prior to the date hereof, would be a Significant Contract; or (B) amend in any material respect or terminate, or waive any material right or remedy under, any Company Contract that constitutes a Significant Contract;

(viii) acquire, lease or license any right or other asset from any other Person or sell or otherwise dispose of, or lease or license, any right or other asset to any other Person;

(ix) (A) abandon, disclaim, dedicate to the public, sell, assign or grant any security interest in, to or under any Acquired Corporation IP or Acquired Corporation IP Contract, including failing to perform or cause to be performed all applicable filings, recordings and other acts, or to pay or cause to be paid all required fees and Taxes, to maintain and protect its interest in the Acquired Corporation IP and Acquired Corporation IP Contracts, (B) grant to any third party any license with respect to any Acquired Corporation IP, except in the ordinary course of business, (C) develop, create or invent any Intellectual Property jointly with any third party, (D) disclose any confidential information or confidential Acquired Corporation IP to any Person, other than employees of the Company or any other Acquired Corporation that are subject to a confidentiality or non-disclosure covenant protecting against further disclosure thereof, or (E) fail to notify Parent promptly of any infringement, misappropriation or other violation of or conflict with any Acquired Corporation IP of which the Company or any other Acquired Corporation becomes aware and to consult with Parent regarding the actions (if any) to take to protect such Acquired Corporation IP;

(x) make any pledge of any of its material assets or permit any of its material assets to become subject to any Encumbrances;

(xi) lend money to any Person (other than routine travel and business expense advances made to directors or officers or other employees in the ordinary course of business), or incur or guarantee any Indebtedness;

(xii) establish, adopt, enter into or amend any Company Employee Plan or Company Employee Agreement, distribute any employee handbook to the Company’s employees in Israel, pay any bonus or make any profit-sharing or similar payment to, or increase the amount of the wages, salary, commissions, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of its directors or any of its officers or other employees (except that the Company: (A) may provide routine salary increases to non-officer employees in the ordinary course of business and in accordance with past practices in connection with the Company’s customary employee review process; (B) may amend the Company Employee Plans to the extent required by applicable law; (C) may make customary bonus payments and profit sharing payments consistent with past practices in accordance with bonus and profit sharing plans existing on the date of this Agreement); and (D) may grant the bonuses set forth in Part 4.2(b)(xii) of the Company Disclosure Schedule);

(xiii) other than as required by concurrent changes in GAAP or SEC rules and regulations, change any of its methods of accounting or accounting practices in any respect;

(xiv) make, change or revoke any material Tax election or make any change in any method of Tax accounting, request any Tax pre-ruling (other than the Israeli Tax Rulings), request any material Tax ruling or apply for any additional incentives under the Israeli Investment Encouragement Law, settle or compromise any material Tax liability, file any amended Tax Return involving a material amount of additional Taxes, enter into any closing agreement relating to a material amount of Taxes, or waive or extend the statute of limitations in respect of Taxes;

(xv) commence any Legal Proceeding, except with respect to routine collection matters in the ordinary course of business and consistent with past practices;

(xvi) settle any Legal Proceeding (including the Specified Proceedings) or other material claim or settle any Legal Proceeding with respect to the Contemplated Transactions;

(xvii) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

(xviii) agree or commit to take any of the actions described in clauses “(i)” through “(xvii)” of this Section 4.2(b).

(c) During the Pre-Closing Period, the Company shall promptly notify Parent in writing of the discovery by the Company of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a material inaccuracy in any representation or warranty made by the Company in this Agreement.

(d) As promptly as practicable following the date hereof, Parent and the Company shall establish a joint integration committee task force (the “Integration Committee”). The Integration Committee shall meet on a regular basis and shall develop a work-plan with respect to analyzing integration issues and assessing resolution of such issues, provided, however, that the participation of any officer or employee of the Acquired Corporations on the Integration Committee shall not unreasonably interfere with the conduct of the business of the Acquired Corporations. In connection therewith, each of Parent and the Company shall, at all times, cause the Integration Committee to abide by applicable Legal Requirements, including, but not limited to, applicable antitrust and competition laws. Parent and the Company shall not implement any integration measures and shall continue to operate their businesses separately and as competitors prior to the Closing.

(e) During the Pre-Closing Period, the Acquired Corporations shall (i) prepare and file all Tax Returns (the “Post-Signing Returns”) required to be filed by their respective due dates, (ii) timely pay all Taxes shown to be due and payable on such Post-Signing Returns, and (iii) promptly notify Parent of any notice of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

4.3  No Solicitation.

(a) During the Pre-Closing Period, the Company shall not, directly or indirectly, and the Company shall ensure that the Company Subsidiaries and the respective Representatives of the Acquired Corporations do not, directly or indirectly:

(i) solicit, initiate, induce, knowingly facilitate or knowingly encourage or take any other action to knowingly facilitate or knowingly encourage the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry;

(ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

(iii) enter into, engage, maintain or continue in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry;

(iv) except in accordance with Section 8.1(i), agree to, approve, endorse or recommend any Acquisition Proposal or Acquisition Inquiry;

(v) except in accordance with Section 8.1(i), enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or

(vi) authorize or permit any of the officers, directors or employees of any Acquired Corporation, or any investment banker, financial advisor, attorney, accountant or other representative retained by any Acquired Corporation to take any of the actions described in clauses (i) through (v) of this Section 4.3(a).

provided, however, that prior to the approval of this Agreement by the Required Company Shareholder Vote, this Section 4.3(a) shall not prohibit the Company from furnishing nonpublic information regarding the Acquired Corporations to, or entering into discussions or negotiations with, any Person in response to an Acquisition Proposal submitted to the Company by such Person (and not withdrawn) that the Company’s Board of Directors believes is reasonably likely to result in a Superior Offer by such Person (and not be withdrawn) if: (A) neither the Company nor any Representative of any of the Acquired Corporations shall have breached any of the provisions set forth in this Section 4.3; (B) the board of directors of the Company concludes, after having taken into account the advice of its outside legal counsel, that such action is required in order for the board of directors of the Company to comply with its fiduciary obligations to the Company’s shareholders under applicable law; (C) prior to furnishing any such nonpublic information to such Person, the Company gives Parent written notice of the identity of such Person and of the Company’s intention to furnish nonpublic information to, or enter into discussions or negotiations with, such Person, and the Company receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and “standstill” provisions) at least as favorable to the Company as the provisions of the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement; and (D) prior to furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously furnished by the Company to Parent).

(b) If any Acquisition Proposal or Acquisition Inquiry is made or submitted by any Person during the Pre-Closing Period, then the Company shall as promptly as practicable after receipt of such Acquisition Proposal or Acquisition Inquiry advise Parent of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof, together with a copy of any written materials provided to the Company by such Person). The Company shall keep Parent informed with respect to: (i) the status of any such Acquisition Proposal or Acquisition Inquiry; and (ii) the status and terms of any modification or proposed modification thereto. Furthermore, the Company shall provide Parent with five business days prior notice (or such less prior notice as is provided to the members of the Company’s board of directors) of any meeting of the Company’s board of directors at which the board of directors of the Company is reasonably expected to consider any Acquisition Proposal or Acquisition Inquiry.

(c) On the date hereof, the Company shall immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal or Acquisition Inquiry.

(d) The Company agrees not to release or permit the release of any Person from, or to waive or permit the waiver of any provision of, any confidentiality, non-solicitation, no hire, “standstill” or similar Contract to which any of the Acquired Corporations is a party or under which any of the Acquired Corporations has any rights, and will cause each such agreement to be enforced to the extent requested by Parent.

4.4  Intellectual Property.  At the request of Parent, the Company shall take all reasonable actions necessary to execute and file any documentation that may be required to create and perfect the Company’s interest in its Intellectual Property.

SECTION 5.  Additional Covenants of the Parties

5.1  Proxy Statement.

(a) As promptly as practicable after the date of this Agreement, the Company shall prepare the Proxy Statement which shall be in form and substance reasonably satisfactory to Parent. The Company shall: (i) cause the Proxy Statement to comply with Legal Requirements applicable to it; (ii) provide Parent with a reasonable opportunity to review and comment on drafts of the Proxy Statement, and include in the Proxy Statement all changes reasonably proposed by Parent; (iii) cause the Proxy Statement to be mailed to the Company’s shareholders as promptly as practicable following the date of this Agreement; and (iv) promptly cause the Proxy Statement to be filed with the SEC on Form 6-K.

(b) If any event relating to any of the Acquired Corporations occurs, or if the Company becomes aware of any information, that should be disclosed in an amendment or supplement to the Proxy Statement, then the Company shall promptly inform Parent of such event or information and shall, in accordance with the procedures set forth in Section 5.1(a), (i) if appropriate, cause such amendment or supplement to be mailed to the shareholders of the Company, and (ii) prepare and file with the SEC such amendment or supplement as soon thereafter as is reasonably practicable.

5.2  Merger Proposal; Company Shareholder Meetings.

(a) Promptly after the execution and delivery of this Agreement: (i) each of the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) in form reasonably agreed upon by the parties (the “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law, and (ii) each of the Company and Merger Sub shall deliver the Merger Proposal to the Companies Registrar in accordance with Section 317(a) of the Companies Law. The Company shall cause a copy of the Merger Proposal to be delivered to each of its secured creditors, if any, no later than three days after the date on which the Merger Proposal is delivered to the Companies Registrar, and shall promptly inform its non-secured creditors of the Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. Promptly after the Company complies with the preceding sentence, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was given to their creditors under Section 318 of the Companies Law and the regulations promulgated thereunder.

(b) The Company shall take all action necessary under all applicable Legal Requirements to call (promptly after the execution and delivery of this Agreement), give notice of and hold: (i) a meeting of the holders of Company Ordinary Shares and Company Founder Shares; (ii) a class meeting of the holders of the Company Ordinary Shares, and (iii) a class meeting of the holders of Company Founder Shares; to vote on the approval of this Agreement, the Merger and the other Required Approval Transactions (the “Company Shareholders’ Meetings”). Subject to the notice requirements of the Companies Law and the Articles of Association of the Company, the Company Shareholders’ Meetings shall be held (on a date selected by the Company in consultation with Parent) as promptly as practicable after the date of this Agreement. The Company shall ensure that all proxies solicited in connection with the Company Shareholders’ Meetings are solicited in compliance with all applicable Legal Requirements. Within three days after the approval of the Merger by the shareholders of the Company, if it has been approved, the Company shall deliver to the Companies Registrar its shareholder approval notice in accordance with Section 317(b) of the Companies Law informing the Companies Registrar that the Merger was approved by the shareholders of the Company at the Company Shareholders’ Meetings.

(c) Subject to Section 5.2(d), the Proxy Statement shall include a statement to the effect that the board of directors of the Company recommends that the Company’s shareholders vote to approve this Agreement, the Merger and the other Required Approval Transactions at the Company Shareholders’ Meetings and none of the Company’s board of directors or any committee thereof shall withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Merger Sub, the approval or recommendation by the Company’s board of directors or any committee thereof of this Agreement, the Merger or any other Required Approval Transaction.

(d) Subject to Section 5.2(e), the Company shall use its best efforts to solicit from holders of Company Ordinary Shares and Company Founder Shares proxies in favor of the approval of the Merger and the other Contemplated Transactions. The Company shall call, notice, convene, hold, conduct and solicit all proxies in connection with meetings of holders of Company Ordinary Shares and Company Founder Shares in compliance with all applicable Legal Requirements, including the Companies Law, the Company’s Memorandum and Articles of Association, and the rules of NASDAQ. The Company may adjourn or postpone the meetings of holders of Company Ordinary Shares and Company Founder Shares (i) if and to the extent necessary to provide any necessary supplement or amendment to the Proxy Statement to the holders of Company Ordinary Shares and Company Founder Shares in advance of a vote on this Agreement, the Merger and the other Contemplated Transactions; or (ii) if, as of the time for which a meeting of holders of Company Ordinary Shares and Company Founder Shares is originally scheduled (as set forth in the Proxy Statement), there are insufficient holders of Company Ordinary Shares and Company Founder Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the respective meeting. Subject to Section 8.1(i), the Company’s obligation to call, give notice of, convene and hold the respective meetings of holders of Company Ordinary Shares and Company Founder Shares in accordance with this Section 5.2(d) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to the Company of any Acquisition Proposal.

(e) Notwithstanding anything to the contrary contained in Section 5.2(c), at any time prior to the approval of this Agreement by the Required Company Shareholder Vote, the Company Board Recommendation may be withdrawn or modified in a manner adverse to Parent if: (i) the Company shall have provided to Parent, at least five business days prior to each meeting of the Company’s board of directors at which such board of directors considers the possibility of withdrawing the Company Board Recommendation or modifying the Company Board Recommendation in a manner adverse to Parent, written notice of such meeting together with reasonably detailed information regarding the circumstances giving rise to the consideration of such possibility; (ii) the Company’s board of directors determines that the Company has received a Superior Offer that has not been withdrawn; and (iii) the Company’s board of directors determines, after taking into account the advice of the Company’s outside legal counsel, that the withdrawal or modification of the Company Board Recommendation is required in order for the Company’s board of directors to comply with its fiduciary obligations to the Company’s shareholders under applicable law. The Company shall notify Parent promptly (and in any event within two hours) of: (A) any withdrawal of or modification to the Company Board Recommendation; and (B) the circumstances and details surrounding such withdrawal or modification.

5.3  Israeli Regulatory Matters.

(a) Each party to this Agreement shall use its commercially reasonable efforts to deliver and file, as promptly as practicable after the date of this Agreement, each notice, report or other document required to be delivered by such party to or filed by such party with any Israeli Governmental Body with respect to the Merger. Without limiting the generality of the foregoing, the Company shall use commercially reasonable efforts to obtain, as promptly as practicable after the date of this Agreement, the approvals listed in Part 2.11 of the Company Disclosure Schedule. Each of the Company and Parent shall cause their respective Israeli counsel and tax advisers to coordinate all activities and to cooperate with each other, including by providing each an opportunity to comment on all applications to Israeli Governmental Bodies, with respect to the preparation and filing of such notices or applications for approval and the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain such Consents.

(b) As soon as reasonably practicable after the execution of this Agreement, the Company shall cause the Company’s Israeli counsel and accountants to prepare and file with the Israeli Income Tax Commissioner an application for a ruling that either: (A) exempts Parent, the Paying Agent and the Surviving Company from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement as part of the Merger Consideration or clarifying that no such obligation exists; or (B) clearly instructs Parent, the Paying Agent or the Surviving Company how such withholding at source is to be executed, and in particular, with respect to the classes or categories of holders or former holders of Company Ordinary Shares, Company Founder Shares or Company Options from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Israeli Tax Rulings”). Each of the Company and Parent shall cause their respective Israeli counsel to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under any applicable Legal Requirement to obtain the Israeli Tax Rulings as promptly as practicable.

(c) Each party to this Agreement shall: (i) give the other parties prompt notice of the commencement of any Legal Proceeding by or before any Israeli Governmental Body with respect to the Merger; (ii) keep the other parties informed as to the status of any such Legal Proceeding; and (iii) promptly inform the other parties of any communication with the Investment Center, the Companies Registrar or any other Israeli Governmental Body regarding the Merger or any of the other Contemplated Transactions. The parties to this Agreement shall consult and cooperate with one another, and will consider in good faith the views of one another, in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any Israeli Legal Proceeding or Consent of any Israeli Governmental Body relating to the Merger.

5.4  Other Regulatory Approvals.

(a) In addition to the obligations pursuant to Section 5.3, each party to this Agreement shall use commercially reasonable efforts to file, as promptly as reasonably practicable after the date of this Agreement, all notices, reports and other documents required to be filed by such party with any Governmental Body with respect to the Merger and the other Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body. Without limiting the generality of the foregoing, the Company and Parent shall, as promptly as reasonably practicable after the date of this Agreement, prepare and file any notifications required under the HSR Act and under any other Legal Requirement that is designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”) and thereafter make any other required submissions under any Antitrust Laws. The Company and Parent shall use commercially reasonable efforts to (a) respond as promptly as reasonably practicable to: (i) any inquiries or requests received from the U.S. Federal Trade Commission or the U.S. Department of Justice for additional information or documentation; and (ii) any inquiries or requests received from any state attorney general, non-U.S. antitrust authority or other Governmental Body in connection with antitrust or related matters; (b) obtain any necessary approvals, and obtain the termination of any waiting periods, under any Antitrust Laws that apply to the Contemplated Transactions.

(b) Each party to this Agreement shall promptly notify the other party of any oral or written communication it receives from any Governmental Body relating to the matters that are the subject of this Agreement, permit the other party to review in advance any substantive communication proposed to be made by such party to any Governmental Body and provide the other party with copies of all correspondence, filings or other communications between them or any of their Representatives, on the one hand, and any Governmental Body or members of its staff, on the other hand, and as necessary to address reasonable privilege or confidentiality concerns, or as necessary to comply with contractual arrangements, including any existing confidentiality or non-disclosure agreements. No party to this Agreement shall agree to participate in any meeting or discussion with any Governmental Body in respect of any such filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Body, gives the other party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods under the HSR Act and any Antitrust Law in any relevant non-U.S. jurisdiction.

5.5  Stock Options and Company ESPP.

(a) At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be cancelled and each holder of such an option shall receive a cash payment as promptly as practicable following the Effective Time in respect of each such option in an amount equal to the amount, if any, by which the Merger Consideration exceeds the exercise price of the Company Option, less all applicable tax withholding. The Company shall take all necessary action to effectuate the foregoing, including, without limitation, obtaining the consent of the option holders.

(b) Prior to the Effective Time, the Company shall take all action that may be necessary to: (i) cause any outstanding offering period under the Company ESPP to be terminated as of the last business day prior to the date on which the Merger becomes effective (the last business day prior to the date on which the Merger becomes effective being referred to as the “Designated Date”); (ii) make any pro-rata adjustments that may be necessary to reflect the shortened offering period, but otherwise treat such shortened offering period as a fully effective and completed offering period for all purposes under the Company ESPP; (iii) cause the exercise as of the Designated Date of each outstanding purchase right under the Company ESPP; and (iv) provide that no further offering period or purchase period shall commence under the Company ESPP after the Designated Date; provided, however, that the actions described in clauses “(i)” through “(iv)” of this sentence shall be conditioned upon the consummation of the Merger. On the Designated Date, the Company shall apply the funds credited as of such date under the Company ESPP within each participant’s payroll withholding account to the purchase of whole Company Ordinary Shares in accordance with the terms of the Company ESPP. Immediately prior to and effective as of the Effective Time (and subject to the consummation of the Merger), the Company shall terminate the Company ESPP.

5.6  Employee Benefits.

(a) Parent agrees that, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements: (i) all employees of the Acquired Corporations who continue employment with Parent, the Surviving Company or any Subsidiary of the Surviving Company after the Effective Time (“Continuing Employees”) shall be eligible to participate in Parent’s health, vacation and 401(k) plans, to substantially the same extent as similarly situated employees of Parent; and (ii) for the sole purpose of determining a Continuing Employee’s eligibility to participate in such plans (but not for purposes of benefit accrual), such Continuing Employee shall receive credit under such plans for his or her years of continuous service with the Acquired Corporations prior to the Effective Time, provided that such crediting of service shall not result in the duplication of benefits. With respect to any welfare benefit plans maintained by Parent for the benefit of Continuing Employees located in the United States, Parent shall, subject to any necessary transition period and subject to any applicable plan provisions, contractual requirements or Legal Requirements: (A) cause to be waived, as required by applicable Legal Requirements, any eligibility requirements or pre-existing condition limitations; and (B) give effect, in determining any deductible maximum out of pocket limitations, to amounts paid by such Continuing Employees with respect to substantially similar plans maintained by any Acquired Corporation during the plan year in which the Effective Time occurs.

(b) Nothing in this Section 5.6 or elsewhere in this Agreement shall be construed to create a right of any Company Associate to employment with Parent, the Surviving Company or any other Subsidiary of Parent. Except for Indemnified Persons (as defined in Section 5.7(a)) to the extent of their respective rights pursuant to Section 5.7, no Company Associate, Continuing Employee nor any other Person, shall be deemed to be a third party beneficiary of this Agreement.

(c) If requested by Parent at least seven business days prior to the Effective Time, the Company shall take (or cause to be taken) all actions pursuant to resolutions of the board of directors of the applicable Acquired Corporation necessary or appropriate to terminate, effective no later than the day prior to the date on which the Merger becomes effective, any Company Employee Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (an “Acquired Corporation 401(k) Plan”). If the Company is required to terminate any Acquired Corporation 401(k) Plan, then the Company shall provide to Parent prior to the Effective Time written evidence of the adoption by the board of directors of the applicable Acquired Corporation of resolutions authorizing the termination of such Acquired Corporation 401(k) Plan.

(d) To the extent any employee notification or consultation requirements are imposed by applicable Legal Requirements with respect to any of the Contemplated Transactions, the Company shall cooperate with Parent to comply with such requirements prior to the Effective Time.

5.7  Indemnification of Officers and Directors.

(a) All rights to indemnification by any Acquired Corporation existing in favor of those Persons who are or were directors and/or officers of any Acquired Corporation as of or prior to the date of this Agreement (the “Indemnified Persons”) for their acts and omissions as directors and/or officers of any Acquired Corporation occurring prior to the Effective Time pursuant to those indemnification agreements listed at Part 2.14(i) and Part 2.20 of the Company Disclosure Schedule and the Articles of Association of the Acquired Corporations (the “Indemnification Documents”), shall survive the Merger and be observed by the Surviving Company to the fullest extent available under the Indemnification Documents and applicable law for a period of seven years from the date on which the Merger becomes effective, and Parent shall cause the Surviving Company to so observe such rights (including, to the extent necessary, by providing funds to ensure such observance).

(b) From the Effective Time until the seventh anniversary of the date on which the Merger becomes effective, the Surviving Company shall use commercially reasonable efforts to maintain in effect, for the benefit of those Indemnified Persons who are currently insured under the directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement in the form delivered by the Company to Parent prior to the date of this Agreement (the “Existing D&O Policy”) with respect to their acts and omissions as directors and officers of any Acquired Corporation occurring prior to the Effective Time, the Existing D&O Policy; provided, however, that the Surviving Company may substitute for the Existing D&O Policy a policy or policies of comparable coverage and in no event shall the Surviving Company be required to expand pursuant to this Section 5.7(b) more than an amount per year equal to 225% of current annual premiums paid by the Company for such insurance (which premiums the Company represents and warrants to be $2,800,000 in the aggregate). The provisions of this Section 5.7(b) shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time for purposes of this Section 5.7(b), which policies provide such directors and officers with coverage comparable to the coverage provided by the Existing D&O Policy for an aggregate period of seven years following the Effective Time (and the Company may, if it obtains the prior written consent of Parent, obtain such a prepaid policy prior to the Effective Time). If such prepaid policies have been obtained prior to the Effective Time, Parent shall not cancel such policies.

(c) The obligations under this Section 5.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such affected Indemnified Person (it being expressly agreed that the Indemnified Persons shall be third party beneficiaries of this Section 5.7), and in the event that Parent consolidates or merges with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger, then Parent shall make proper provision so that the continuing or surviving corporation or entity shall assume the obligations set forth in this Section 5.7.

5.8  Additional Agreements.  Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Contemplated Transactions. Without limiting the generality of the foregoing, each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Merger and the other Contemplated Transactions; (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained (pursuant to any applicable Legal Requirement or Contract, or otherwise) by such party in connection with the Merger or any of the other Contemplated Transactions; and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger ; provided that neither Merger Sub nor Parent will be required to take any action, including entering into any consent decree, hold separate orders or other arrangements, that (A) requires the divestiture of any assets of any of Merger Sub, Parent, the Company or any of their respective subsidiaries or (B) limits Parent’s freedom of action with respect to, or its ability to retain, the Company and the Company Subsidiaries or any portion thereof or any of Parent’s or its affiliates’ other assets or businesses.

5.9  Disclosure.  Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statement, and the Company shall consult with Parent and consider the views and comments of Parent before any of the Acquired Corporations or any of their Representatives sends any emails or other documents to the Company Associates generally or otherwise communicates with the Company Associates generally, with respect to the Merger or any of the other Contemplated Transactions.

5.10  Resignation of Directors.  The Company shall use commercially reasonable efforts to obtain and deliver to Parent at or prior to the Closing the resignation of each director of each of the Acquired Corporations other than the Company.

5.11  Approval of Sole Shareholder of Merger Sub; Notification to Registrar of Companies.  Immediately following the approval of the Merger by the shareholders of the Company, Parent shall cause the sole shareholder of Merger Sub to approve the Merger as the sole shareholder of Merger Sub. No later than three days after the approval of this Agreement, the Merger and the other Required Approval Transactions by Parent, as the sole shareholder of Merger Sub, Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as Merger Sub shall advise the Companies Registrar, which date shall be the first business day immediately following the Closing. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued as soon as possible after the Closing shall have taken place, but not before the Closing shall have taken place.

5.12  Subsequent Financial Statements.  The Company shall, if practicable, consult with Parent prior to making publicly available its financial results for any period after the date of the financial statements presented in the 2005 20-F and prior to the filing of any report or document with the SEC after the date of this Agreement, it being understood that Parent shall have no liability by reason of such consultation.

5.13  Transfer of Assets.  Prior to the Effective Time, the Company shall, and shall procure that the applicable Company Subsidiaries, enter into one or more agreements to effect the transfer of such assets as shall be specified by Parent (the “Transfers”) to Parent or to one or more Subsidiaries or other affiliates of Parent, as directed by Parent in its sole discretion, such Transfers to be conditioned upon the occurrence of the Effective Time. In connection with the Transfers, the Company and Parent shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation required and do such other acts and things as are required to give effect to the Transfers in accordance with the terms hereof and Parent shall be entitled to review and provide input to all documentation relating to the Transfers prior to the Effective Time.

5.14  Payment of Debt Amount.  At the Closing, Parent shall provide sufficient funds to allow for the repayment by or on behalf of the Acquired Corporations, to the extent required or requested by the holders of the Indebtedness set forth on Part 2.19 of the Company Disclosure Schedule, those amounts due and owing on such Indebtedness.

5.15  Company’s Israeli Facilities.  Parent currently has no plans to divest the Company’s Israeli facilities; Parent will maintain the current production level at those facilities and file for new products at those facilities for two years.

SECTION 6.  Conditions Precedent to Obligations of Parent and Merger Sub

The obligations of Parent and Merger Sub to cause the Merger to be effected and otherwise cause the transactions contemplated by this Agreement to be consummated are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

6.1  Accuracy of Representations.

Each of the representations and warranties of the Company set forth in Section 2 shall have been true and accurate in all material respects as of the date of this Agreement and shall be true and accurate in all material respects as of the Closing Date as if made on and as of the Closing Date.

6.2  Performance of Covenants.  All of the covenants and obligations in this Agreement that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

6.3  Antitrust Approvals.

(a) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and any material filings or approvals under any Antitrust Law in any relevant non-U.S. jurisdiction that are required to be made or obtained prior to Closing shall have been made or obtained, as applicable.

(b) The parties shall have obtained approval of the Merger from the Israeli Commissioner of Restrictive Trade Practices, if required.

6.4  Other Approvals.  Any waiting period applicable to the Merger under the Companies Law shall have expired or terminated, and Parent and the Company shall have obtained the approvals listed in Part 2.11 of the Company Disclosure Schedule, and such approvals shall not contain any conditions that are not to the satisfaction of Parent in its sole discretion.

6.5  Shareholder Approval.  This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote.

6.6  Certificate.  Parent shall have received a certificate executed by the Chief Executive Officer of the Company confirming that the conditions set forth in Sections, 6.1, 6.2, 6.3, 6.4, 6.5 and 6.7 have been duly satisfied.

6.7  No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred and be continuing any Company Material Adverse Effect, and no event shall have occurred or circumstance shall exist that, in combination with any other events or circumstances, would reasonably be expected to have or result in a Company Material Adverse Effect.

6.8  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger shall have been issued by any court of competent jurisdiction or other Governmental Body and remain in effect and; there shall not be any Legal Requirement enacted or deemed applicable to the Merger that (a) makes the consummation of the Merger illegal (b) prohibits or limits in any material respect the ability of Parent or any affiliate of Parent to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the share capital of the Surviving Company; (c) materially and adversely affects the right or ability of Parent, any affiliate of Parent or any of the Acquired Corporations to own any of the material assets or operate the business of any of the Acquired Corporations; (d) compels any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets or business as a result of the Merger or any of the other transactions contemplated by this Agreement; or (e) imposes any criminal sanctions or liability on any of the Acquired Corporations.

6.9  No Governmental Litigation.  There shall not be pending or threatened any Legal Proceeding in which a Governmental Body is or is threatened to become a party or a participant: (a) challenging or seeking to restrain, prohibit, rescind or unwind the consummation of the Merger or any of the Contemplated Transactions; (b) relating to the Merger or any of the Contemplated Transactions and seeking to obtain from Parent or any of its Subsidiaries or any of the Acquired Corporations any damages or other relief that could reasonably be expected to be material to Parent or the Acquired Corporations; (c) seeking to prohibit or limit in any material respect the ability of Parent or any affiliate of Parent to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the share capital of the Surviving Company; (d) that could materially and adversely affect the right or ability of Parent, any affiliate of Parent or any of the Acquired Corporations to own any of the material assets or operate the business of any of the Acquired Corporations; (e) seeking to compel any of the Acquired Corporations, Parent or any Subsidiary of Parent to dispose of or hold separate any material assets or business as a result of the Merger or any of the other transactions contemplated by this Agreement; or (f) seeking to impose (or that, if adversely determined, could reasonably be expected to result in the imposition of) any criminal sanctions or liability on any of the Acquired Corporations. For purposes of this Section 6.9, a Governmental Body shall not be deemed to be a “party” or “participant” in a Legal Proceeding if the Legal Proceeding involves only non-governmental parties and the exclusive role played by such Governmental Body in such Legal Proceeding is that of court or judge.

6.10  The Transfers.  The Company shall have performed all of its obligations pursuant to Section 5.13 and each of the Acquired Corporations party to an agreement entered into to effect the Transfers pursuant to Section 5.13 shall have performed its obligations under each of such agreements.

6.11  Existing D&O Policy.  No action shall have been taken (a) to deny or limit coverage available to the Acquired Corporations under the Existing D&O Policy in connection with any Losses (as defined in the Existing D&O Policy) of the Acquired Corporations resulting from the causes of action set forth in the complaint titled “Loretta Zwickel v. Taro Pharmaceutical Industries Ltd, et al (S.D.N.Y. Civil Action No. 04-CV-5969 (RMB)”, as amended from time to time or (b) to rescind the Existing D&O Policy on any basis including any representations, statements, declarations, omissions or any other complaints of any nature made in connection with the application for the Existing D&O Policy.

SECTION 7.  Conditions Precedent to Obligation of the Company

The obligation of the Company to effect the Merger and otherwise consummate the transactions contemplated by this Agreement is subject to the satisfaction, at or prior to the Closing, of the following conditions:

7.1  Accuracy of Representations.  The representations and warranties of Parent and Merger Sub contained in Section 3 shall have been true and accurate in all material respects as of the date of this Agreement and shall be true and accurate in all material respects as of the Closing Date as if made on and as of the Closing Date

(except for any such representations and warranties made as of a specific date, which shall have been true and accurate in all material respects as of such date).

7.2  Performance of Covenants.  All of the covenants and obligations in this Agreement that Parent and Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

7.3  Shareholder Approval.  This Agreement, the Merger and the other Contemplated Transactions shall have been duly approved by the Required Company Shareholder Vote, and any waiting period applicable to the Merger under the Companies Law shall have expired or terminated.

7.4  Certificate.  The Company shall have received a certificate executed by an executive officer of Parent confirming that the conditions set forth in Sections 7.1 and 7.2 have been duly satisfied.

7.5  Antitrust Approvals.

(a) Any waiting period (and any extension of such period) under the HSR Act applicable to the transactions contemplated by this Agreement shall have expired or shall have been terminated and any material filings or approvals under any Antitrust Law in any relevant non-U.S. jurisdiction that are required to be made or obtained prior to Closing shall have been made or obtained, as applicable.

(b) The parties shall have obtained approval of the Merger from the Israeli Commissioner of Restrictive Trade Practices, if required.

7.6  No Restraints.  No temporary restraining order, preliminary or permanent injunction or other Order against the Company preventing the consummation of the Merger by the Company under U.S. or Israeli law shall have been issued by any U.S. or Israeli court of competent jurisdiction and remain in effect, and there shall not be any U.S. or Israeli Legal Requirement enacted or deemed applicable to the Merger that makes the consummation of the Merger by the Company illegal under U.S. or Israeli law.

SECTION 8.  Termination

8.1  Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after approval of the Merger by the Required Company Shareholder Vote):

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company if the Merger shall not have been consummated by December 31, 2007; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(b) if the failure to consummate the Merger by such date is a result of a failure on the part of such party to perform any covenant or obligation in this Agreement required to be performed by such party at or prior to the Effective Time;

(c) by Parent if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable Order or shall have taken any other final and nonappealable action, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger;

(d) by the Company if a U.S., Canadian or Israeli court of competent jurisdiction or other U.S., Canadian or Israeli Governmental Body shall have issued a final and nonappealable Order against the Company, or shall have taken any other final and nonappealable action directed at the Company, having the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger by the Company under U.S., Canadian or Israeli law;

(e) by either Parent or the Company if: (i) the Company Shareholders’ Meetings (including any adjournments and postponements thereof) shall have been held and completed and the Company’s shareholders shall have taken a final vote on a proposal to approve this Agreement, the Merger and the other Required Approval Transactions; and (ii) this Agreement, the Merger and the other Required Approval Transactions shall not have been approved at the Company Shareholders’ Meetings (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Shareholder Vote;

(f) by Parent (at any time prior to the approval of this Agreement by the Required Company Shareholder Vote) if a Triggering Event shall have occurred;

(g) by Parent if: (i) any of the representations and warranties provided by the Company in Section 2 shall have been inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), such that the condition set forth in Section 6.1 would not be satisfied; or (ii) any of the Company’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 6.1 would not be satisfied; provided, however, that if a breach of a covenant or obligation by the Company is curable by the Company, then Parent may not terminate this Agreement under this Section 8.1(g) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date the Company receives notice of such inaccuracy or breach from Parent;

(h) by the Company if: (i) any of Parent’s representations and warranties shall be inaccurate as of the date of this Agreement or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date) such that the condition set forth in Section 7.1 would not be satisfied; or (ii) any of Parent’s covenants or obligations contained in this Agreement shall have been breached such that the condition set forth in Section 7.2 would not be satisfied; provided, however, that if an inaccuracy in any of Parent’s representations and warranties or a breach of a covenant or obligation by Parent is curable by Parent, then the Company may not terminate this Agreement under this Section 8.1(h) on account of such inaccuracy or breach unless such inaccuracy or breach shall remain uncured for a period of 30 days commencing on the date Parent receives notice of such inaccuracy or breach from Company; or

(i) by the Company (at any time prior to the approval of this Agreement by the Required Company Shareholder Vote), in order to accept a Superior Offer and enter into the Specified Definitive Acquisition Agreement (as defined below) relating to such Superior Offer, if: (i) there shall not have been any material breach of any material obligations contained in Section 4.3; (ii) the board of directors of the Company, after satisfying all of the requirements set forth in Section 5.2(d) in connection with such Superior Offer, shall have authorized the Company to enter into a binding, written, definitive acquisition agreement providing for the consummation of the transaction contemplated by such Superior Offer (the “Specified Definitive Acquisition Agreement”); (iii) the Company shall have delivered to Parent a written notice (that includes a copy of the Specified Definitive Acquisition Agreement as an attachment) containing the Company’s representation and warranty that: (A) the board of directors of the Company has authorized the execution and delivery of the Specified Definitive Acquisition Agreement on behalf of the Company and the termination of this Agreement pursuant to this Section 8.1(i); and (B) the Company intends to enter into the Specified Definitive Acquisition Agreement contemporaneously with the termination of this Agreement pursuant to this Section 8.1(i); (iv) a period of at least five business days shall have elapsed since the receipt by Parent of such notice, and the Company shall have made its Representatives available during such period for the purpose of engaging in negotiations with Parent regarding a possible amendment to this Agreement or a possible alternative transaction on terms more favorable to the Company’s shareholders than the terms of the Merger and the Contemplated Transactions; (v) the Company shall have promptly advised Parent of any modification proposed to be made to the Specified Definitive Acquisition Agreement by the other party thereto; (vi) any written proposal by Parent to amend this Agreement or enter into an alternative transaction shall have been considered by the board of directors of the Company, and such board of directors shall have determined that the terms of the proposed amended agreement of merger (or other alternative transaction) are not as favorable to the Company’s shareholders, as the terms of the transaction contemplated by the Specified Definitive Acquisition Agreement, as it may have been modified to make such terms more favorable to the Company’s shareholders; (vii) the Company shall have paid to Parent the fee required to be paid to Parent pursuant to Section 8.3(b); and (viii) on the date five business days after Parent receives the written notice referred to in clause “(iii)” of this Section 8.1(i), the Company shall have executed and delivered to the other party thereto the Specified Definitive Acquisition Agreement (as it may have been modified to make it more favorable to the Company), and the Specified Definitive Acquisition Agreement (as it may have been so modified) shall have thereupon become fully binding and effective (it being understood that if the Company validly terminates this Agreement pursuant to this Section 8.1(i) by satisfying all of the conditions set forth in clauses “(i)” through

“(viii)” of this Section 8.1(i), then the termination of this Agreement shall be deemed to occur contemporaneously with the execution and delivery of the Specified Acquisition Agreement by the Company).

8.2  Effect of Termination.  In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that: (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect; (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms.

8.3  Expenses; Termination Fees.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than attorneys’ fees, incurred in connection with the filing by the parties hereto of the premerger notification and report forms relating to the Merger under the HSR Act and the filing of any notice or other document under any applicable non-U.S. Antitrust Law.

(b) If this Agreement is terminated by: (i) the Company pursuant to Section 8.1(i); or (ii) Parent pursuant to Section 8.1(f); or (iii) Parent or the Company pursuant to Section 8.1(e) and, in the case of Section 8.1 (e) only, prior to the time of the failure to so approve this Agreement, the Merger or the other Required Approval Transactions, an Acquisition Transaction with respect to the Company shall have been publicly announced; then the Company shall pay to Parent a nonrefundable fee in the amount of $15.5 million in cash.

(c) If the Company fails promptly to pay when due any amount payable by the Company under this Section 8.3, then: (i) the Company shall reimburse Parent for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Parent of its rights under this Section 8.3; and (ii) the Company shall pay to Parent interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid through the date such overdue amount is actually paid to Parent in full) at a rate per annum equal to LIBOR plus 3%.

SECTION 9.  Miscellaneous Provisions

9.1  Amendment.  This Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Merger Sub at any time (whether before or after the approval of this Agreement by the shareholders of the Company); provided, however, that after approval of this Agreement by the Company’s shareholders, no amendment shall be made which by law requires further approval of the shareholders of the Company without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.2  Extension; Waiver.

(a) Subject to Sections 9.2(b) and 9.2(c), at any time prior to the Effective Time, any party hereto may, subject to applicable law: (i) extend the time for the performance of any of the obligations or other acts of the other parties to this Agreement; (ii) waive any inaccuracy in or breach of any representation, warranty, covenant or obligation of the other party in this Agreement or in any document delivered pursuant to this Agreement; and (iii) waive compliance with any covenant, obligation or condition for the benefit of such party contained in this Agreement.

(b) No failure on the part of any party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(c) No party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3  No Survival of Representations and Warranties.  None of the representations and warranties contained in this Agreement or in any certificate delivered pursuant to this Agreement shall survive after the Effective Time.

9.4  Entire Agreement; Counterparts; Exchanges by Facsimile or Electronic Delivery.  This Agreement, the other agreements and exhibits referred to herein and the Company Disclosure Schedule constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof; provided, however, that: the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with their terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5  Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, disregarding the provisions concerning internal conflict of laws. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.

9.6  Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

9.7  Assignability; No Third Party Rights.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the parties hereto and their respective successors and assigns (except as expressly provided in Section 5.7(c)); provided, however, that (a) the rights and obligations of each of Parent and Merger Sub under this Agreement may be assigned or delegated by Parent or Merger Sub, as the case may be, to any affiliate of Sun Pharmaceutical Industries Ltd. without the consent of the Company or of any other Person, provided that such assignment shall not materially adversely affect the rights and interests of the holders of Company Ordinary Shares and of Company Founder Shares, and in the event of any such assignment and/or delegation, all references in this Agreement to Parent or Merger Sub, as the case may be, shall be deemed to instead refer to such affiliate; and (b) other than as permitted by Section 9.7(a) of this Agreement, neither this Agreement nor any party’s rights or obligations hereunder may be assigned or delegated by such party without the prior written consent of the other parties, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by any party without the prior written consent of the other parties shall be void and of no effect. Except as specifically provided in Section 5.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

9.8  Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered mail return receipt requested, upon receipt; (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), three business days after delivery to such courier; (c) if sent by facsimile transmission before 5:00 p.m. in New York, when transmitted and receipt is confirmed; and (d) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any party shall provide by like notice to the other parties to this Agreement:

if to Parent or Merger Sub:

c/o Sun Pharmaceutical Industries Ltd.
17/B, Mahal Industrial Estate,
Mahakali Caves Road,
Andheri (East), Mumbai 400 093 India
Facsimile: (91-22) 6645 5685

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, N.Y. 10022
Attn: Peter D. Lyons
Facsimile: (212) 848-7666

and an additional copy (which shall not constitute notice) to:

Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897
Israel
Attn: Aaron M. Lampert
Facsimile: +972-(3)-623-5051

if to the Company:

c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Attention: Barrie Levitt
Facsimile: (914) 345-9719
and (914) 345-9825

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, N.Y. 10036
Attn: Jeffrey W. Tindell
Facsimile: (917) 777-3380

and an additional copy (which shall not constitute notice) to:

Yigal Arnon & Co.
1 Azrieli Center
The Round Building
Tel-Aviv 67021
Israel
Attn: David Schapiro
Facsimile: +972-(3)-607-7724

9.9  Cooperation.  The Company agrees to cooperate fully with Parent and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by Parent to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

9.10  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.11  Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f) All references to “$” or “dollars” in this Agreement shall mean U.S. dollars. All references to “NIS” in this Agreement shall mean New Israeli Shekels. All references to “business days” shall mean days on which banks are open for business in New York and in the State of Israel.

[Remainder of page intentionally left blank]

In Witness Whereof, the parties have caused this Agreement to be executed as of the date first above written.

Taro Pharmaceutical Industries Ltd

By:	/s/ Tal Levitt
Name: Tal Levitt

Title:	Secretary

Alkaloida Chemical Company Exclusive Group Ltd.

By:	/s/ Sudhir Valia
Name: Sudhir Valia

Title:	Director

Aditya Acquisition Company Ltd.

By:	/s/ Sudhir Valia
Name: Sudhir Valia

Title:	Director

Exhibit A

Certain Definitions

For purposes of the Agreement (including this Exhibit A):

Acquired Corporations.  “Acquired Corporations” shall mean: (a) the Company; (b) each of the Company’s Subsidiaries; and (c) any other Entity that has been merged with or into, or that is a predecessor to, any of the Entities identified in clauses “(a)” or “(b)” above.

Acquired Corporation IP.  “Acquired Corporation IP” shall mean the Owned Intellectual Property and the Licensed Intellectual Property.

Acquired Corporation IP Contracts.  “Acquired Corporation IP Contracts” shall mean any and all Contracts concerning Intellectual Property to which each Acquired Corporation is a party or beneficiary or by which any Acquired Corporation, or any of its properties or assets, may be bound, including all (a) licenses of Intellectual Property by any Acquired Corporation to any third party, (b) licenses of Intellectual Property by any third party to any Acquired Corporation, (c) Contracts between any Acquired Corporation and any third party relating to the transfer, development, maintenance or use of Intellectual Property, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Intellectual Property.

Acquisition Inquiry.  “Acquisition Inquiry” shall mean an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by Parent) that would reasonably be expected to lead to an Acquisition Proposal.

Acquisition Proposal.  “Acquisition Proposal” shall mean any offer or proposal including, without limitation, any offer or proposal to the shareholders of the Acquired Corporations (other than an offer or proposal made or submitted by Parent) contemplating or otherwise relating to any Acquisition Transaction.

Acquisition Transaction.  “Acquisition Transaction” shall mean any transaction or series of related transactions (other than the Contemplated Transactions) involving:

(a) any merger, exchange, consolidation, business combination, plan of arrangement, issuance of securities, acquisition of securities, reorganization, recapitalization, takeover offer, tender offer, exchange offer or other similar transaction: (i) in which any of the Acquired Corporations is involved; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires, if consummated, beneficial or record ownership of securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations; or (iii) in which any of the Acquired Corporations issues securities representing more than 15% of the outstanding securities of any class of voting securities of any of the Acquired Corporations;

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 15% or more of the consolidated net revenues, consolidated net income or consolidated assets of the Acquired Corporations; or

(c) any liquidation or dissolution of any of the Acquired Corporations.

Agreement.  “Agreement” shall mean the Agreement of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Code.  “Code” shall mean the United States Internal Revenue Code of 1986, as amended.

Companies Law.  “Companies Law” shall mean the Israeli Companies Law- 5759-1999, as amended, and all rules and regulations promulgated thereunder.

Company Affiliate.  “Company Affiliate” shall mean any Person under common control with any of the Acquired Corporations within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.

Company Associate.  “Company Associate” shall mean any current or former officer or other employee, or current or former independent contractor, consultant or director, of or to any of the Acquired Corporations or any Company Affiliate.

Company Contract.  “Company Contract” shall mean any Contract: (a) to which any of the Acquired Corporations is a party; (b) by which any of the Acquired Corporations or any property or asset of any of the Acquired Corporations is or may become bound or under which any of the Acquired Corporations has, or may become subject to, any obligation; or (c) under which any of the Acquired Corporations has or may acquire any right or interest.

Company Disclosure Schedule.  “Company Disclosure Schedule” shall mean the Company Disclosure Schedule that has been prepared by the Company in accordance with Section 2 of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement.  “Company Employee Agreement” shall mean any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other similar Contract between: (a) any of the Acquired Corporations or any Company Affiliate; and (b) any Company Associate, other than any such Contract that is terminable “at will” without any obligation on the part of any Acquired Corporation or any Company Affiliate to make any severance, termination, change in control or similar payment or to provide any benefit, other than severance payments required to be made by any Acquired Corporation under applicable non-U.S. law.

Company Employee Plan.  “Company Employee Plan” shall mean any plan, program, policy, practice or Contract providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits, retirement benefits or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA (whether or not ERISA is applicable to such plan): (a) that is or has been maintained or contributed to, or required to be maintained or contributed to, by any of the Acquired Corporations or any Company Affiliate for the benefit of any Company Associate; or (b) with respect to which any of the Acquired Corporations or any Company Affiliate has or may incur or become subject to any liability or obligation; provided, however, that a Company Employee Agreement shall not be considered a Company Employee Plan.

Company Founder Shares.  “Company Founder Shares” shall mean the founder shares, nominal value NIS 0.0001 per share, of the Company

Company Material Adverse Effect.  “Company Material Adverse Effect” shall mean any effect, change, event or circumstance (each, an “Effect”) that, considered together with all other Effects, has a material adverse effect on: (a) the business, financial condition, operations or results of operations of the Acquired Corporations taken as a whole; or (b) the ability of the Company to consummate the Merger or any of the other Contemplated Transactions or to perform any of its covenants or obligations under the Agreement; excluding any Effect resulting from the existence or announcement of this Agreement and the transactions contemplated hereby.

Company Option Plans.  “Company Option Plans” shall mean: (a) the Company’s 1991 Stock Incentive Plan; and (b) the Company’s 1999 Stock Incentive Plan.

Company Options.  “Company Options” shall mean options to purchase Company Ordinary Shares from the Company (whether granted by the Company pursuant to the Company Option Plans, assumed by the Company or otherwise).

Company Ordinary Shares.  “Company Ordinary Shares” shall mean the ordinary shares, nominal value NIS 0.0001 per share, of the Company.

Confidentiality Agreement.  “Confidentiality Agreement” shall mean that certain Confidentiality Agreement dated as of February 16, 2007, between Company and Parent.

Consent.  “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Contemplated Transactions.  “Contemplated Transactions” shall mean the Merger and the other transactions contemplated by the Agreement and the Shareholder Undertakings to be entered into by certain shareholders of the Company in favor of Parent in connection with the Merger.

Contract.  “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, indenture, bond, loan, conditional sale contract, mortgage, franchise, option, warranty, purchase or sale order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

Encumbrance.  “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, adverse claim, interference, option, right of first refusal, preemptive right or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

Entity.  “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Laws.  “Environmental Laws” shall mean any United States federal, state or local or non United States laws relating to (i) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, health, safety or natural resources.

ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

Exchange Act.  “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

GAAP.  “GAAP” shall mean generally accepted accounting principles in the United States.

Governmental Authorization.  “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body.  “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) U.S. federal, state, local or municipal, non-U.S. or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal); or (d) self-regulatory organization (including the NASDAQ National Market).

Hazardous Substances.  “Hazardous Substances” shall mean (i) those substances defined in or regulated under the following United States federal statutes and their state counterparts, as each may be amended from time to time, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide, and Rodenticide Act and the Clean Air Act; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, asbestos, mold and radon; (v) any other contaminant; and (vi) any substance, material or waste regulated by any Governmental Body pursuant to any Environmental Law.

HSR Act.  “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness.  “Indebtedness” shall mean, without duplication, with respect to any Person (a) all indebtedness for borrowed money or for the deferred purchase price of property or services (other than current trade liabilities incurred in the ordinary course of business and payable in accordance with customary practices), whether or not evidenced by a writing, (b) any other indebtedness that is evidenced by a note, bond, debenture, draft or similar instrument, (c) all obligations under financing or capital leases, (d) all obligations in respect of acceptances issued or created, (e) notes payable and drafts accepted representing extensions of credit, (f) all liabilities secured by any Encumbrance on any property (other than any mechanics’, carriers’, workers’, repairers’ and similar Encumbrances arising or incurred in the ordinary course of business), (f) letters of credit and any other agreements relating to the borrowing of money or extension of credit and (g) any guarantee of any of the foregoing obligations.

Intellectual Property.  “Intellectual Property” shall mean, in any and all jurisdictions throughout the world, all (a) inventions and discoveries (whether or not patentable or reduced to practice), patents, patent applications, invention disclosures, industrial designs, mask works and statutory invention registrations, (b) trademarks, service marks, domain names, uniform resource locators, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith (collectively, “Trademarks”), (c) published and unpublished works of authorship, whether copyrightable or not (including software), copyrights therein and thereto, registrations, applications, renewals and extensions therefor, and any and all rights associated therewith, (d) confidential and proprietary information, including trade secrets, know-how and invention rights, (e) rights of privacy and publicity, and (f) any and all other proprietary rights.

Knowledge.  “Knowledge” shall mean, with respect to any particular matter, the actual knowledge, after due inquiry, of the executive officers, the general counsel and the Chairman of the board of directors of the Company regarding such matter.

Legal Proceeding.  “Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement.  “Legal Requirement” shall mean any U.S. federal, state, local or municipal, non-U.S. or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASD or The NASDAQ Stock Market or The Pink Sheets Electronic Quotation Service, as applicable).

LIBOR “LIBOR” shall mean the rate for deposits in U.S. Dollars which appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m., London time, on any given business day in London.

Licensed Intellectual Property.  “Licensed Intellectual Property” shall mean any and all Intellectual Property that each Acquired Corporation is licensed or otherwise permitted by other Persons to use pursuant to the Acquired Corporation IP Contracts.

Order.  “Order” shall mean any order, writ, injunction, judgment or decree.

Owned Intellectual Property.  “Owned Intellectual Property” shall mean any and all Intellectual Property owned by the Acquired Corporations.

Parent Common Stock.  “Parent Common Stock” shall mean the Common Stock, par value US$0.01 per share, of Parent.

Person.  “Person” shall mean any individual, Entity or Governmental Body.

Proxy Statement.  “Proxy Statement” shall mean the proxy statement to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meetings.

Registered.  “Registered” means issued by, registered with, renewed by or the subject of a pending application before any Governmental Body or Internet domain name registrar.

Representatives.  “Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and other representatives.

Required Approval Transactions.  “Required Approval Transactions” shall mean the Contemplated Transactions that require approval by the shareholders of the Company under applicable Legal Requirements.

Sarbanes-Oxley Act.  “Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as it may be amended from time to time.

SEC.  “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act.  “Securities Act” shall mean the Securities Act of 1933, as amended.

Subsidiary.  An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record: (a) an amount of voting securities of or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body; or (b) at least 50% of the outstanding equity, voting or financial interests in such Entity.

Superior Offer.  “Superior Offer” shall mean an unsolicited bona fide written offer by a third party (i) to purchase, in exchange for consideration consisting exclusively of cash or equity securities traded publicly in the U.S. (or a combination of cash and equity securities traded publicly in the U.S.), all of the outstanding Company Ordinary Shares and Company Founder Shares, pursuant to a tender or exchange offer, a merger, a consolidation, a recapitalization or otherwise, or (ii) for a merger, sale, consolidation or other business transaction resulting in an acquisition, transfer, disposition, issuance or license of at least 15% of the assets or any class of share capital of the Company or the Company Subsidiaries; that: (a) was not obtained or made as a direct or indirect result of a breach of any provision of the Agreement, the Shareholder Undertakings or the Confidentiality Agreement; (b) is not subject to a financing contingency; and (c) is determined by the board of directors of the Company to be more favorable to the Company’s shareholders than the Merger.

Tax.  “Tax” shall mean (i) any and all taxes (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, profits tax, alternative minimum tax, environmental tax, capital stock tax, severance tax, occupation tax, windfall profits tax, social security tax, disability tax, withholding tax or payroll tax), levy, impost, assessment, reassessment, tariff, duty (including any customs duty), deficiency or fee, and any similar charge of any kind and any related charge or amount (including any fine, penalty, interest or inflation linkage), imposed, assessed, reassessed or collected by or under the authority of any Governmental Body; (ii) any liability for the payment of any amount of the type described in clause (i) as a result of (A) transferee or successor liability, being or having been before the Effective Time a member of a consolidated, affiliated, combined, unitary or other group or included in a Tax Return with another Person, or otherwise under operation of law, or (B) being party to any sharing, allocation, indemnification or similar agreement.

Tax Return.  “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body or other Person relating to any Taxes.

Triggering Event.  A “Triggering Event” shall be deemed to have occurred if: (a) the board of directors of the Company shall have failed to recommend that the Company’s shareholders vote to approve the Agreement, or shall have withdrawn the Company Board Recommendation; (b) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or a statement to the effect that the board of directors of the Company has determined and believes that the Merger is fair to and in the best interests of the Company’s shareholders; (c) the board of directors of the Company shall have approved, endorsed or recommended any Acquisition Proposal other than the Merger and the Contemplated Transactions; (d) the Company shall have intentionally breached its obligations under Section 4.3; or (e) a tender or exchange offer relating to securities of the Company shall have been commenced and the Company shall not have sent to its securityholders, or filed with the SEC, within 10 business days after the commencement of such tender or exchange offer, a statement disclosing that the Company recommends rejection of such tender or exchange offer.

Exhibit B

1. Barrie Levitt

2. Daniel Moros

3. Tal Levitt

4. Morley and Company, Inc.

5. Taro Development Corporation

ANNEX B

FORM OF VOTING AGREEMENT

VOTING AGREEMENT, dated as of May 18, 2007 (this “Agreement”), between ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD. (the “Parent”), and          , (the “Shareholder”).

WHEREAS, concurrently herewith, the Parent, Aditya Acquisition Company Ltd., an Israeli company and a wholly owned subsidiary of Parent (the “Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Company”) are entering into an Agreement of Merger (the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which Merger Sub will merge with and into the Company in accordance with the Merger Agreement and the applicable provisions of the Companies Law. Upon consummation of the Merger, the Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of the Parent;

WHEREAS, the Shareholder beneficially owns           Company Ordinary Shares (such Company Ordinary Shares collectively, the “Owned Shares” and, together with any shares of Company Ordinary Shares or Company Founder Shares of which Shareholder acquires beneficial ownership after the date hereof and prior to the termination hereof, whether by purchase or upon exercise of options, warrants, conversion of other convertible securities or otherwise collectively, the “Covered Shares”);

WHEREAS, the Shareholder acknowledges that the Parent is entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Shareholder set forth in this Agreement and would not enter into the Merger Agreement if the Shareholder did not enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1.  Agreement to Vote.

(a) Prior to any termination of this Agreement, the Shareholder hereby agrees that it shall, and shall cause any other holder of record of any Covered Shares to, at any meeting of the shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), however called, and to the fullest extent permitted by law (i) when a meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and (ii) vote (or caused to be voted) in person or by proxy all Covered Shares (A) in favor of the Merger and the other Contemplated Transactions and (B) against any proposal, action or transaction involving Company or any of its Subsidiaries, which proposal, action or transaction would impede, frustrate, prevent or delay the consummation of the Merger or the other transactions contemplated by the Merger Agreement or this Agreement.

(b) THE SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS, THE PARENT, EACH OFFICER OF THE PARENT, AND ANY OTHER DESIGNEE OF THE PARENT, EACH OF THEM INDIVIDUALLY, THE SHAREHOLDER’S IRREVOCABLE (UNTIL THE TERMINATION DATE, AS DEFINED BELOW) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE COVERED SHARES AS INDICATED IN CLAUSE (a) OF THIS SECTION 1. THE SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION DATE, AS DEFINED BELOW) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE SHAREHOLDER WITH RESPECT TO THE COVERED SHARES (THE SHAREHOLDER REPRESENTS TO THE COMPANY THAT ANY SUCH PROXY IS NOT IRREVOCABLE).

(c) Except as set forth in clause (a) of this Section 1, the Shareholder shall not be restricted from voting in favor of, against or abstaining with respect to any matter presented to the shareholders of the Company.

(d) If for any reason the proxy granted herein is not irrevocable, then, if instructed by the Parent in writing, the Shareholder agrees to vote (or cause to be voted) the Covered Shares in a manner consistent with clause (a) of this Section 1.

2.  Termination.  This Agreement shall terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, and (c) written notice of termination of this Agreement by the Parent to the Shareholder, such earliest date being referred to herein as the “Termination Date”; provided, however, that the provisions set forth in Section 11 to 18 shall survive the termination of this Agreement; provided, further, however, that termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of any of the terms of this Agreement prior to termination.

3.  Representations and Warranties.

(a) Representations and Warranties of the Parent.  The Parent hereby represents and warrants to the Shareholder as follows:

(i) Organization and Authority.  The Parent is a corporation duly incorporated, validly existing and in good standing under the laws of The Republic of Hungary and has all necessary corporate power and authority to enter into, execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Parent, the performance by the Parent of its obligations hereunder and the consummation by the Parent of the transactions contemplated hereby have been duly authorized by all requisite corporate action on the part of the Parent. This Agreement has been duly executed and delivered by the Parent, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement is a legal, valid and binding obligation of the Parent, enforceable against it in accordance with its terms.

(ii) Consents; No Conflicts.  The execution, delivery and performance by the Parent of this Agreement do not and will not (A) require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Entity, (B) violate, conflict with or result in the breach of any provision of the certificate of incorporation or bylaws (or similar organizational documents) of the Parent, (C) conflict with or violate any Law or Order applicable to the Parent or its assets, properties or businesses or (D) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Parent is a party, except, in the case of clauses (C) and (D), as would not materially and adversely affect the ability of the Parent to carry out its obligations under, and to consummate the transactions contemplated by, this Agreement.

(b) Representations and Warranties of the Shareholder.  The Shareholder hereby represents and warrants to the Parent as follows:

(i) Ownership of Securities.  As of the date of this Agreement, (A) the Shareholder is the record and beneficial owner of, and has sole voting power and sole power of disposition with respect to, the Owned Shares, free and clear of Liens, proxies, powers of attorney, voting trusts or agreements (other than any Lien or proxy created by this Agreement or pursuant to any pledge in existence as of the date hereof, none of which would affect the ability of the Shareholder to carry out the Shareholder’s obligations under, and to consummate the transactions contemplated by, this Agreement), and (B) the Shareholder beneficially owns           Company Ordinary Shares. As of the date of this Agreement, Schedule I is true and correct in all respects with respect to those Persons listed under          . As used in this Agreement, the terms “beneficial owner”, “beneficial ownership”, “beneficially owns” or “owns beneficially”, with respect to any securities, refer to the beneficial ownership of such securities as determined under Rule 13d-3(a) of the Exchange Act.

(ii) Organization and Authority.  The Shareholder is a corporation duly formed, validly existing and in good standing under the laws of the jurisdiction of its formation and has all necessary power and authority to enter into, execute and deliver this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby, and the execution and delivery of this Agreement by the Shareholder, the performance by it of its obligations hereunder and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Shareholder. This Agreement has been duly executed and delivered by the Shareholder, and, assuming due authorization, execution and delivery by the other parties hereto, this Agreement is a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms.

(iii) Consents; No Conflicts.  The execution, delivery and performance by the Shareholder of this Agreement do not and will not (A) require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Entity or violate, conflict with or result in the breach of any provision of the organizational documents of the Shareholder, (B) conflict with or violate any Law or Order applicable to the Shareholder or the Shareholder’s assets, properties or businesses or (C) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Shareholder is a party.

4.  Restriction on Transfer, Proxies.  The Shareholder hereby agrees, while this Agreement is in effect, not to (a) except as set forth in Section 8 hereof or pursuant to pledges in existence as of the date hereof (none of which would affect the ability of the Shareholder to carry out the Shareholder’s obligations under, and to consummate the transactions contemplated by, this Agreement), sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Covered Shares, (b) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (c) take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations under this Agreement.

5.  No Solicitation.  During the Pre-Closing Period, the Shareholder shall not, directly or indirectly, and the Shareholder shall ensure that no Subsidiary or the Representatives of the Shareholder do not, directly or indirectly:

(i) solicit, initiate, induce, knowingly facilitate or knowingly encourage or take any other action to knowingly facilitate or knowingly encourage the making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry; or

(ii) furnish any nonpublic information regarding any of the Acquired Corporations to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry;

provided, however, that nothing in this Section 5 shall prevent the Shareholder, in his, her or its capacity as a director or executive officer of the Company from engaging in any activity permitted pursuant to Section 4.3(a) of the Merger Agreement. Each Shareholder shall, and shall direct or cause his, her or its representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any parties that may be ongoing with respect to any Acquisition Proposal. Each Shareholder shall promptly advise Parent orally and in writing of (a) any Acquisition Proposal or any request for information with respect to any Acquisition Proposal, the material terms and conditions of such Acquisition Proposal or request and the identity of the person making such Acquisition Proposal or request and (b) any changes in any such Acquisition Proposal or request.

6.  Further Assurances.  From time to time, at the other party’s request and without further consideration, each party hereto shall take such reasonable further action as may reasonably be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

7.  Fiduciary Duties.  Notwithstanding anything in this Agreement to the contrary: (a) the Shareholder makes no agreement or understanding herein in any capacity other than in his capacity as a record holder and beneficial owner of Covered Shares and (b) nothing herein shall be construed to limit or affect any action or inaction by the Shareholder acting in his capacity as a director or officer of Company in a manner consistent with the Merger Agreement.

8.  Permitted Transfers.  Notwithstanding anything in this Agreement to the contrary, the Shareholder may transfer any or all of the Covered Shares, in accordance with provisions of applicable Law, to his spouse, ancestors, descendants or any trust controlled by the Shareholder for any of their benefit; provided, however, that, prior to and as a condition to the effectiveness of such transfer, (a) the Parent shall have consented in writing to any such transfer of the Covered Shares, such consent not to be unreasonably withheld and (b) each Person to which any of such Covered Shares or any interest in any of such Covered Shares is or may be transferred shall have executed and delivered to the Parent a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement, and shall have agreed in writing with the Parent to hold such Covered Shares or interest in such Covered Shares subject to all of the terms and provisions of this Agreement.

9.  No Control.  Nothing contained in this Agreement shall give the Parent the right to control or direct Company or Company’s operations prior to the consummation of the Merger.

10.  Amendment.  This Agreement may not be amended except by an instrument in writing signed by both of the parties hereto.

11.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11):

(a)	if to the Shareholder:

c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Attention: Barrie Levitt
Facsimile: (914) 345-9719 and (914) 345-9825

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, N.Y. 10036
Attn: Jeffrey W. Tindell
Facsimile: (917) 777-3380

(b)	if to the Parent:

c/o Sun Pharmaceutical Industries Ltd.
17/B, Mahal Industrial Estate,
Mahakali Caves Road,
Andheri (East), Mumbai 400 093 India
Facsimile: (91-22) 6645 5685

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, N.Y. 10022
Attn: Peter D. Lyons
Facsimile: (212) 848-7666

    and an additional copy (which shall not constitute notice) to:

Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897
Israel
Attn: Aaron M. Lampert
Facsimile: +972-(3)-623-5051

12.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

13.  Entire Agreement; Assignment.  This Agreement (together with the Merger Agreement to the extent referred to herein) (a) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof, and (b) shall not be assigned by operation of law or otherwise without the prior written consent of the other party hereto; provided, however, that the Parent may assign this Agreement to any affiliate of Sun Pharmaceutical Industries Ltd. without the consent of the Shareholder or of any other Person.

14.  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties hereto shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

15.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, disregarding the provisions concerning internal conflict of laws. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.

16.  Waiver of Jury Trial.  EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

18.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

SHAREHOLDER

By:
Name:
Title:

PARENT

By:
Name:
Title:

ANNEX C

Investment Banking
Global Markets &
Investment Banking

4 World Financial Center
New York, NY 10080
212-449-1000

May 18, 2007
Board of Directors
Taro Pharmaceutical Industries Ltd.
Italy House, Euro Park
Yacum 60972, Israel

Members of the Board of Directors:

We understand that Taro Pharmaceutical Industries Ltd., a corporation organized under the laws of Israel (the “Company”), Alkaloida Chemical Company Exclusive Group Ltd., a corporation organized under the laws of Hungary (“Parent”), and Aditya Acquisition Company Ltd., a corporation organized under the laws of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”) have entered into an Agreement of Merger (the “Merger Agreement”), dated as of May 18, 2007, pursuant to which, among other things, Merger Sub will merge with and into the Company (the “Merger”) and the Ordinary Shares, nominal value NIS 0.0001 per share, of the Company (the “Ordinary Shares”) (other than any Ordinary Shares held by the Company, Taro Development Corporation, a New York corporation (“TDC”), Morley and Company, Inc., a New York corporation (“Morley”), or any wholly-owned subsidiary of the Company) will be converted into the right to receive US$7.75 per share in cash (the “Consideration”).

Concurrently with the execution and delivery of the Merger Agreement, Parent, Sun Development Corporation I, a New York corporation and a wholly-owned subsidiary of Parent (“NY Merger Sub”), TDC, Dr. Barrie Levitt, the Chairman of the Board of the Company, and Dr. Daniel Moros, the Vice Chairman of the Board of the Company, entered into an Agreement and Plan of Merger (the “TDC Merger Agreement”), dated as of May 18, 2007, pursuant to which NY Merger Sub will merge with and into TDC (the “TDC Merger”). We understand that Dr. Barrie Levitt, Dr. Daniel Moros, and members of their respective families, control a majority of the voting power of TDC and that TDC, directly or through its subsidiaries, holds or will hold at the time of the TDC Merger (i) all 2,600 of the Founder Shares, nominal value NIS 0.0001 of the Company (the “Founder Shares”), whose holders are entitled to exercise one-third of the total voting power in the Company regardless of the number of Ordinary Shares then outstanding, and (ii) 2,333,971 Ordinary Shares. Under the terms of the TDC Merger Agreement, the TDC Merger will be consummated concurrently with the Merger, and in the TDC Merger all of the outstanding shares of common stock, par value US$10.00 per share, and preferred stock, par value US$10.00 per share, of TDC will be converted into the right to receive a purchase price in cash equal to US$7.75 per Ordinary Share held directly or indirectly by TDC. No consideration will be paid for the Founder Shares or the minority position held by TDC and Dr. Barrie Levitt and Dr. Daniel Moros in Taro USA Pharmaceuticals Inc., a subsidiary of the Company.

Concurrently with the execution and delivery of the Merger Agreement and the TDC Merger Agreement, in order to provide interim funding to the Company, Parent and the Company entered into a Share Purchase Agreement (the “Purchase Agreement”), dated as of May 18, 2007, pursuant to which the Company will issue to Parent and Parent will purchase from the Company 7,500,000 Ordinary Shares, at a price per share of US$6.00, for an aggregate purchase price of US$45,000,000.

In addition, concurrently with the execution and delivery of the Merger Agreement and the TDC Merger Agreement, certain shareholders of the Company or TDC, as the case may be, entered into Voting Agreements (the “Voting Agreements”) pursuant to which such holders will grant irrevocable proxies to a mutually-agreed-upon proxyholder and irrevocably direct the proxyholder to vote all securities of the Company or TDC, as the case may be, beneficially owned by them in favor of the approval of the Merger or the TDC Merger, as applicable.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Ordinary Shares, other than TDC, Morley, the Company or any wholly-owned subsidiary of the Company, pursuant to the Merger is fair from a financial point of view to such holders.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Ordinary Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company;

(6)	Reviewed the Merger Agreement;

(7)	Reviewed the TDC Merger Agreement;

(8)	Reviewed the Purchase Agreement;

(9)	Reviewed the Voting Agreements;

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that each party to the Merger Agreement will perform all of the covenants and agreements required to be performed by such party in accordance with terms set forth therein.

We understand that the Company has been unable to prepare audited financial statements for the year ended December 31, 2006 and that there is no assurance as to when such audited financial statements will be available. We understand that the Company had until recently been, and with the publication of its audited financial statements for the year ended December 31, 2006 will likely be, in default under certain of its indebtedness and, although the Company to date has been able to secure temporary waivers with respect to these defaults, there is no assurance that the Company will be able to continue to obtain such waivers. Accordingly, there is substantial risk that holders of the Company’s indebtedness could seek to accelerate such indebtedness in the future, in which event the Company may be required to seek relief under applicable laws relating to insolvency or reorganization. In addition, we understand that the Company does not have sufficient funds to meet debt service obligations which come due during the next 10 days and, accordingly, even in the absence of an acceleration of other indebtedness, the Company may be required to seek relief under applicable laws relating to insolvency or reorganization. Accordingly, in the absence of consummation of the transactions proposed by Parent or obtaining alternative financing, the Company would not be able to pay its obligations as they become due or continue its operations, in which event the Ordinary Shares could become worthless.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We are not rendering any accounting, legal, tax or regulatory advice and have relied upon, without independent verification, the assessment of the Company and its accounting, legal, tax and regulatory advisors with respect to such matters. Furthermore, we have made no assessment as to the impact, if any, of any ongoing legal or regulatory investigations of the Company or of any liability or obligation of any nature, if any, arising from or in connection with such legal or regulatory investigations.

We are acting as financial advisor to the Company in connection with the Merger and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to the Company and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Ordinary Shares and other securities of the Company, as well as securities of Parent and affiliates of Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not (i) address the merits of the underlying decision by the Company to engage in the Merger and other transactions with Parent and its affiliates described herein, (ii) constitute a recommendation to any shareholder of the Company as to how such shareholder should vote on the proposed Merger, any matters related thereto or any other matters described herein, or (iii) address the fairness of any aspect of the transactions between Parent and its affiliates and the Company or its affiliates other than the Merger. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Ordinary Shares. This opinion shall not be reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) or any of its affiliates be made by Parent or any of its affiliates, without the prior written consent of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Ordinary Shares, other than TDC, Morley, the Company or any wholly-owned subsidiary of the Company, pursuant to the Merger is fair from a financial point of view to the holders of such shares.

Very truly yours,

/s/ Merrill Lynch, Pierce, Fenner & Smith Incorporated

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

ANNEX D

To:

Alkaloida Chemical Company Exclusive Group Ltd.
4440 Tiszavasvari
Kabat Janos u 29
Hungary

Date: May 18, 2007

OPTION LETTER AGREEMENT

Re: Share Purchase Agreement

Reference is made to the Share Purchase Agreement (the “SPA”), dated May 18, 2007 (the “SPA”), between Taro Pharmaceutical Industries Ltd. (the “Company”) and Alkaloida Chemical Company Exclusive Group Ltd. (the “Purchaser”). Capitalized terms not defined herein shall have the same meanings set forth in the SPA.

1.  The Options.  (a) Taro Development Corporation (“TDC”) hereby grants the Purchaser (the “Option Holder”) the option to acquire TDC pursuant to a merger whereby a new wholly-owned subsidiary of the Option Holder would merge into TDC (the “TDC Option”) for a total merger, consideration of U.S.$18,088,275, (b) Barrie Levitt, Tal Levitt and Dan Moros (the “Grantors”) hereby grant to the Option Holder the option to acquire 2,405,925 Ordinary Shares held by the Grantors at a purchase price of U.S.$7.75 per Ordinary Share (the “Ordinary Share Option”) and (c) Barrie Levitt grants the Option Holder an option to acquire all Class B Common Stock of Morley and Company, Inc. held by Barrie Levitt for no consideration (the “Morley Option” and together with the TDC Option and the Ordinary Share Option, the “Options”), in each case upon the terms and conditions herein.

2.  Exercise of the Options.  Each of the Options referred to above may be exercised by the Option Holders at any time during the Option Exercise Period (as defined below) if the agreement of merger (the “Merger Agreement”) entered into by Purchaser, the Company and the other parties named therein dated the date hereof terminates for any reason other than pursuant to Section 8.01(h) of the Merger Agreement, except that if the Merger Agreement is terminated pursuant to Section 8.1(i) of the Merger Agreement, then the Option will not be exercisable unless the transaction contemplated by the Specified Definitive Acquisition Agreement (as defined in the Merger Agreement) is not consummated. If the Option Holder elects to exercise any Option in accordance with the terms herein, it must exercise all of the Options.

3.  Option Exercise Period.  The Options may be exercised by the Option Holder within 30 days after termination of the Merger Agreement as described in paragraph 2 above, except that if the Merger Agreement is terminated pursuant to Section 8.1(i) of the Merger Agreement, then the Options may only be exercised within 30 days after the termination of the Specified Definitive Acquisition Agreement (the “Option Exercise Period”).

4.  Tender Offer.  In the event the Option Holder elects to exercise the Options in accordance with the terms herein, the Option Holder will promptly thereafter commence a tender offer (the “Tender Offer”) to acquire any Ordinary Shares, other than those acquired pursuant to the Ordinary Share Option, at a purchase price of U.S.$7.75 per share. The transactions contemplated by the Options will be consummated contemporaneously with the expiration of the Tender Offer. The Tender Offer shall expire not later than 25 business days after its commencement and, if any condition to the Tender Offer is not satisfied or waived, the Options provided for herein shall immediately terminate; provided, however, that the Tender Offer period may be extended as permitted by applicable law or in order to obtain any Governmental Authority approval necessary to consummate the transactions contemplated by the Options or the Tender Offer.

5.  Shareholder Undertakings.  In the event the Option Holder elects to exercise the Options in accordance with the terms herein, the Grantors and Jacob Levitt shall vote all securities of TDC beneficially owned by them in favor of the approval of the transactions contemplated by the TDC Option.

6.  Representations of TDC and the Grantors.  (a) TDC has the corporate right, power and authority to enter into and to perform its obligations under this letter agreement and each of the Grantors and Jacob Levitt have the right, power and authority to enter into and to perform their respective obligations under this letter agreement. The execution, delivery and performance by TDC of this Agreement have been duly authorized by all necessary corporate action on the part of TDC.

(b) This letter agreement has been duly and validly executed and delivered by TDC, the Grantors and Jacob Levitt and constitutes the legal, valid and binding obligation of TDC, the Grantors and Jacob Levitt enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

7.  Governmental Authority Approvals.  If in the written opinion of counsel to TDC reasonably acceptable to the Option Holder, approval of any Governmental Authority is required in order to consummate the transactions contemplated by the Options, such transactions may be deferred until such time as approval of such Governmental Authority is obtained or is no longer required. Furthermore, TDC and the Grantors will use their reasonable best efforts to obtain any Governmental Authority approvals required to permit the Option Holder to consummate the transactions contemplated by the Options as promptly as reasonably practicable following the exercise of the Options by the Option Holder.

8.  Covenants.  (a) TDC agrees that, until the expiration of the Option Exercise Period, it shall not make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any share capital of TDC, any Ordinary Shares held by TDC, any Class A Common Stock of Morley and Company, Inc. held by TDC or any other TDC assets.

(b) The Grantors and Jacob Levitt agree that, until the expiration of the Option Exercise Period, none of them shall make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any of the Ordinary Shares subject to the Ordinary Shares Option or any capital stock of TDC held by them.

(c) Barrie Levitt agrees that, until the expiration of the Option Exercise Period, he shall not make or solicit any transfer or sale of, or create, incur or assume any encumbrance or lien with respect to, any of the Class B Common Stock of Morley and Company, Inc. held by him.

9.  Assignment.  The Option Holder may assign this letter agreement or any of its rights and obligations hereunder to one or more of Affiliates of Sun Pharmaceutical Industries Ltd. without the consent of TDC, the Grantors and Jacob Levitt.

10.  Governing Law.  The governing law of this letter agreement shall be the substantive law of the State of New York, without giving effect to rules of conflicts of laws. All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined exclusively in any New York state or federal court sitting in The City of New York.

[Signatures on following page]

Sincerely,

TARO DEVELOPMENT CORPORATION

By:	/s/ Barrie Levitt
Name: Barrie Levitt
Title: President

BARRIE LEVITT

By:	/s/ Barrie Levitt

TAL LEVITT

By:	/s/ Tal Levitt

DAN MOROS

By:	/s/ Dan Moros

JACOB LEVITT

By:	/s/ Jacob Levitt

ACCEPTED AND AGREED:

ALKALOIDA CHEMICAL COMPANY EXCLUSIVE GROUP LTD.

By:	/s/ Sudhir Valia
Name: Sudhir Valia
Title: Director

ANNEX E

AGREEMENT AND PLAN OF MERGER

by and among
SUN PHARMACEUTICAL INDUSTRIES, INC.,
SUN DEVELOPMENT CORPORATION I,
THE TARO DEVELOPMENT CORPORATION,
BARRIE LEVITT,
and
DAN MOROS
Dated as of May 18, 2007

Page

ARTICLE V
ADDITIONAL AGREEMENTS
Section 5.01.	Regulatory and Other Authorizations; Notices and Consents	E-13
Section 5.02.	No Solicitation or Negotiation	E-13
Section 5.03.	Further Action	E-13
Section 5.04.	Company Stockholders Meeting	E-13
Section 5.05.	Transfer of Class B Common Stock	E-13
Section 5.06.	Operation of the Company’s Business	E-13

ARTICLE VI
CONDITIONS TO CLOSING
Section 6.01.	Conditions to Obligations of the Company	E-14
Section 6.02.	Conditions to Obligations of Parent and Merger Sub	E-15

ARTICLE VII

ARTICLE VIII
INDEMNIFICATION
Section 8.01.	Survival of Representations and Warranties	E-16
Section 8.02.	Indemnification by Levitt and Moros	E-16

ARTICLE IX
TERMINATION
Section 9.01.	Termination	E-16
Section 9.02.	Effect of Termination	E-16

ARTICLE X
GENERAL PROVISIONS
Section 10.01.	Expenses	E-16
Section 10.02.	Notices	E-17
Section 10.03.	Public Announcements	E-18
Section 10.04.	Severability	E-18
Section 10.05.	Entire Agreement	E-18
Section 10.06.	Assignment	E-18
Section 10.07.	Amendment	E-18
Section 10.08.	Waiver	E-18
Section 10.09.	No Third Party Beneficiaries	E-18
Section 10.10.	Specific Performance	E-18
Section 10.11.	Governing Law	E-19
Section 10.12.	Waiver of Jury Trial	E-19
Section 10.13.	Currency	E-19
Section 10.14.	Counterparts	E-19

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of May 18, 2007, by and among SUN PHARMACEUTICAL INDUSTRIES, INC., a Michigan corporation (“Parent”), SUN DEVELOPMENT CORPORATION I, a New York corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), THE TARO DEVELOPMENT CORPORATION, a New York corporation (the “Company”), BARRIE LEVITT (“Levitt”) and DANIEL MOROS (“Moros”).

Recitals

A. Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company in accordance with this Agreement and the applicable provisions of the NYBCL (as defined herein) (the “Merger”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will become a direct wholly owned subsidiary of Parent.

B. The board of directors of the Company have (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and its stockholders; (ii) approved and adopted this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to submit this Agreement, the Merger and transactions contemplated hereby to its stockholders and to recommend that the stockholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby.

C. The board of directors of each of Parent and Merger Sub has approved and adopted this Agreement, the Merger and the other transactions contemplated hereby, and the board of directors of Merger Sub has determined (i) that this Agreement, the Merger and other transactions contemplated hereby are fair to, and in the best interests of, Merger Sub and its stockholder and (ii) to submit this Agreement, the Merger and transactions contemplated hereby to its sole stockholder and to recommend that the sole stockholder of Merger Sub vote to approve this Agreement, the Merger and the other transactions contemplated hereby.

D. Parent as sole stockholder of Merger Sub has executed a written consent pursuant to which it has approved and adopted this Agreement, the Merger and the transactions contemplated hereby.

E. Concurrently with the execution and delivery of this Agreement, Alkaloida Chemical Company Exclusive Group Limited (“Taro Parent”), Aditya Acquisition Company Ltd, an Israeli company under the control of Parent (“Taro Merger Sub”), and Taro Pharmaceutical Industries Ltd., an Israeli company (the “Target”) have entered into an agreement (the “Taro Merger Agreement”), pursuant to which Taro Merger Sub will be merged with and into the Target in accordance with the Taro Merger Agreement and the applicable provisions of Israeli Companies Law (the “Taro Merger”). Upon consummation of the Taro Merger, Taro Merger Sub will cease to exist, and the Target will become a direct wholly-owned subsidiary of Taro Parent.

F. In order to induce Parent to enter into this Agreement and cause the Merger to be consummated, concurrently with the execution and delivery of this Agreement, the shareholders of the Company identified at Exhibit A hereto are executing Shareholder Undertakings (the “Shareholder Undertakings”) in favor of Parent and granting irrevocable proxies to a mutually-agreed-upon proxyholder, pursuant to which such shareholders are undertaking certain obligations (including, but not limited to, the obligation not to sell, transfer, assign, pledge or encumber any of the Common Stock or Preferred Stock) and irrevocably directing the proxyholder to vote all securities of the Company beneficially owned by them in favor of the approval of this Agreement and the Merger.

G. The Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger, as set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01.  Certain Defined Terms.  For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

“Assets” means the assets and properties of the Company and the Subsidiaries.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

“Code” means the Internal Revenue Code of 1986.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, note, indenture, bond, loan, conditional sale contract, mortgage, franchise, option, warranty, purchase or sale order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature

“control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract, credit arrangement or otherwise.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Governmental Authority” means any federal, national, supranational, state, provincial, local, or similar government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Knowledge” means, with respect to any particular matter, the actual knowledge, after due inquiry, of Levitt or Moros regarding such matter.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, order, requirement or rule of law (including common law).

“Legal Requirement” means any U.S. federal, state, local or municipal, non-U.S. or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, order, award, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law,

Action or Governmental Order and those arising under any contract, agreement, arrangement, commitment or undertaking.

“Liens” means mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind, including, without limitation, any easement, right of way or other encumbrance to title, or any option, right of first refusal, right of first offer or other requirement to sell, assign or otherwise divest.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any government or taxing authority or other Person relating to any Taxes.

“Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

Section 1.02.  Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

(c) whenever the words “include”, “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(f) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms;

(g) any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law or statute as from time to time amended, modified or supplemented, including by succession of comparable successor Laws;

(h) references to a Person are also to its successors and permitted assigns; and

(i) the use of “or” is not intended to be exclusive unless expressly indicated otherwise.

ARTICLE II

THE MERGER

Section 2.01.  The Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 2.03), Merger Sub shall be merged with and into the Company in accordance with this Agreement, and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and will be a wholly owned subsidiary of Parent. The Merger shall have the effects specified in the Business Corporation Law of the State of New York (the “NYBCL”). At its election Parent may change the entity that survives in the Merger to provide for a merger of the Company with and into Merger Sub.

Section 2.02.  The Closing.  Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or such other place as the parties shall agree, at 10:00 a.m., local time, on the first Business Day immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Articles 5 and 6 shall be fulfilled or waived in accordance herewith (other than conditions which by their nature are to be satisfied at Closing) or at such other time, date or place as the parties may agree in writing. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 2.03.  Effective Time.  If all the conditions set forth in Section 6 shall have been fulfilled or waived in accordance herewith and this Agreement shall not have been terminated, the parties hereto shall cause a Certificate of Merger meeting the requirements of Section 904 of the NYBCL to be properly executed and filed in accordance with such Section on the Closing Date. The Merger shall become effective at the time of filing of the Certificate of Merger with the Secretary of State of the State of New York in accordance with the NYBCL or at such later time which the parties hereto shall have agreed upon and designated in such filings as the effective time of the Merger (the “Effective Time”).

Section 2.04.  The Charter and Bylaws.

(a) The Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time (with Article First thereof amended to read in its entirety as follows: “The name of the corporation is: The Taro Development Corporation”) shall be the Certificate of Incorporation of the Surviving Corporation as of the Effective Time until duly amended as provided therein or by applicable law.

(b) The Bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation as of the Effective Time, until thereafter amended as provided therein or by applicable law.

Section 2.05.  Directors of the Surviving Corporation.  The directors of the Surviving Corporation immediately after the Effective Time shall be directors of Merger Sub immediately prior to the transactions contemplated hereby, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation and until his or her successor is duly elected and qualified.

Section 2.06.  Officers of the Surviving Corporation.  The officers of the Surviving Corporation immediately after the Effective Time shall be officers of Merger Sub immediately prior to the transactions contemplated hereby, each to hold office from the Effective Time in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation and until his or her successor is duly appointed and qualified.

Section 2.07.  Effect on Merger Sub Stock.  At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company, or any stockholder of the Company each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation.

Section 2.08.  Effect on Company Stock.  At the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company, or any stockholder of the Company:

(a) All shares of Common Stock and Preferred Stock (each as defined herein) held by the Company or Morley and Company, Inc. (“Morley and Company”) immediately prior to the Effective Time shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(b) Each issued and outstanding share of Common Stock held by the stockholders of the Company immediately prior to the Effective Time (other than Dissenting Shares (as hereafter defined)) shall be canceled and converted automatically into and represent the right to receive $638.908 per share, in cash without any interest thereon; and

(c) Each issued and outstanding share of Preferred Stock held by the stockholders of the Company immediately prior to the Effective Time shall be canceled and converted automatically into and represent the right to receive $638.908 per share, in cash without any interest thereon (the amount of cash referred to in clause (b) and (c) per share being the “Per Share Merger Consideration”).

Section 2.09.  Surrender of Certificates.

(a) All shares of Common Stock and Preferred Stock that have been converted pursuant to Section 2.08 shall be cancelled automatically and shall cease to exist, and the holders of any certificates that immediately prior to the Effective Time represented those shares (“Certificates”) shall cease to have any rights with respect to each of those shares, other than the right to receive the Per Share Merger Consideration in accordance with the terms and provisions hereof, upon surrender of their Certificates or affidavit in accordance with this Section 2.09.

(b) If any of the Per Share Merger Consideration is to be paid to a Person or Entity other than the Person or Entity in whose name the surrendered Certificate is registered, then the Per Share Merger Consideration may be paid to such a transferee so long as (A) the surrendered Certificate is accompanied by all documents required to evidence and effect that transfer and (B) the Person or Entity requesting such payment (1) pays any applicable transfer Taxes or (2) establishes to the satisfaction of Parent that any such Taxes have already been paid or are not applicable.

(c) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of the shares of Common Stock or Preferred Stock that were outstanding immediately prior to the Effective Time.

(d) None of the Paying Agent, Parent or the Surviving Corporation shall be liable to any holder of Certificates for any amount properly paid to a public official under any applicable abandoned property, escheat or similar Legal Requirements.

(e) Prior to the Effective Time, Parent shall enter into a paying agent agreement (the “Paying Agent Agreement”) with a third party paying agent (the “Paying Agent”) and at the Effective Time, Parent shall provide funds to the Paying Agent in an amount equal to product of (i) the Per Share Merger Consideration and (ii) the number of shares of Common Stock and Preferred Stock outstanding as of the Closing Date. Such funds provided to the Paying Agent are referred to as the “Payment Fund.”

(f) At or prior to the Effective Time, the Company will mail or will cause to be mailed to each holder of Certificates, a letter of transmittal (the “Letter of Transmittal”) which shall specify that delivery shall be effected, and risk of loss and title to any certificate shall pass only upon proper delivery of the Certificates (or the affidavit contemplated by subsection (g)), together with such Letter of Transmittal properly completed and duly executed, to the Paying Agent and instructions for use in surrendering such Certificates and receiving the Per Share Merger Consideration, if any, in respect of the Common Stock or Preferred Stock evidenced thereby. Upon the surrender of each such Certificate (or the affidavit contemplated by subsection (g)) and a properly completed and executed Letter of Transmittal, the Paying Agent shall pay the holder of such Certificate (out of the Payment Fund) an amount equal to the product of (i) the Per Share Merger Consideration and (ii) the number of shares delivered to the Paying Agent by such stockholder (or the number of shares covered by the affidavit contemplated by subsection (g)) in consideration therefor, and such Certificate(s) shall forthwith be cancelled. Until so surrendered, each such

Certificate (other than Certificates representing Dissenting Shares, as described below) shall represent solely the right to receive the Per Share Merger Consideration, if any, relating thereto. No interest shall accrue or be paid on any amount payable upon surrender of Certificates. Any amounts paid upon or following the surrender of any Certificate shall be deemed to have been paid in full satisfaction of all rights pertaining to that Certificate and the shares of Common Stock and/or Preferred Stock formerly represented by it.

(g) If any Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and the posting by such Person of a bond in the form reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against Parent or the Paying Agent on account of the alleged loss, theft or destruction of such Certificate, the Paying Agent shall pay the applicable Per Share Merger Consideration to such Person in exchange for such affidavit in respect of such lost, stolen or destroyed Certificate.

Section 2.10.  Dissenting Shares.  If and to the extent that any holder of Common Stock is entitled to appraisal rights that have not been effectively waived, then notwithstanding anything in this Agreement to the contrary, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time and that is held by a stockholder who has properly exercised and perfected appraisal rights under Section 623 of the NYBCL (each, a “Dissenting Share”) shall not be converted into or exchangeable for the right to receive the Per Share Merger Consideration, but shall be entitled to receive such consideration as shall be determined pursuant to Section 623 of the NYBCL; provided, however, that if such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment under the NYBCL, each share of Common Stock of such holder shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration, without any interest thereon, in accordance with Section 2.08, and such shares shall no longer be Dissenting Shares.

Section 2.11.  Withholding Tax.  Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any holder or former holder of Common Stock or Preferred Stock such amounts as Parent reasonably determines is required to be deducted or withheld therefrom or in connection therewith under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended, any provision of state, local or non U.S. Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
OF THE COMPANY, MOROS AND LEVITT

The Company, Moros and Levitt, jointly and severally, hereby represent and warrant to Parent that:

Section 3.01.  Subsidiaries; Due Organization; Qualification to do Business.

(a) The Company has no subsidiaries, except Morley and Company (collectively, the “Subsidiaries”); and neither the Company nor any of the Company’s Subsidiaries owns any share capital of, or any equity interest of any nature in, any other Entity, other than the Subsidiaries, 2,333,971 Ordinary Shares of Taro Pharmaceutical Industries Ltd., an Israeli company (“Taro”), 2,600 Founder Shares of Taro and 5 Class A Shares of Taro Pharmaceuticals USA, Inc., a New York corporation (“Taro USA”). None of the Company or its Subsidiaries has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. The Company and its Subsidiaries are corporations duly organized and validly existing and are in good standing under the laws of the jurisdiction of their incorporation and have all necessary power and authority to: (i) conduct their business in the manner in which their business is currently being conducted; and (ii) own their assets in the manner in which their assets are currently owned.

(b) The Company has delivered or made available to Parent or Merger Sub complete and correct copies of the organizational documents of each of the Company and Morley and Company, as amended and in effect on the date hereof. None of the Company or its Subsidiaries is in violation of any material provision of its organizational documents.

Section 3.02.  Authority; Stockholder Approval; Noncontravention; Binding Nature of Agreement.

(a) The Company has the corporate right, power and authority to enter into and to perform its obligations under this Agreement and each of Levitt and Moros have the right, power and authority to enter into and to perform their respective obligations under this Agreement. The execution, delivery and performance by the Company of this Agreement have been duly authorized by all necessary corporate or stockholder action, other than the Company Stockholder Approval (as defined below), on the part of the Company. The board of directors of the Company has determined: (a) that the Merger is fair to, and in the best interests of, the Company and its stockholders; and (b) to recommend that the stockholders of the Company adopt this Agreement and the Merger.

(b) No vote or approval of any stockholder of the Company or Morley and Company, is necessary in order to approve the execution, delivery or performance of this Agreement or the transactions contemplated hereby, other than approval of two-thirds (2/3) of the holders of Common Stock of the Company of this Agreement, the Merger and the transactions contemplated hereby (the “Company Stockholder Approval”).

(c) Except for compliance with (and receipt of all required approvals under) the HSR Act, any non U.S. Antitrust Law, the Companies Law as may be required, and as would not have a material adverse effect on Parent and Merger Sub’s ability to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement by the Company or the consummation of the transactions contemplated hereby by the Company or performance by the Company, Levitt or Moros of their obligations hereunder.

(d) This Agreement has been duly and validly executed and delivered by the Company, Levitt and Moros and, assuming the due authorization, execution and delivery of this Agreement by the Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, Levitt and Moros, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 3.03.  Capitalization.

(a) The authorized capital stock of the Company consists of 15,000 shares of Common Stock, par value $10.00 (the “Common Stock”), 7,959.90 of which are issued and outstanding, and 45,000 shares of Preferred Stock, par value $10.00 (the “Preferred Stock”), 20,351.30 of which shares are issued and outstanding. Schedule 3.03(a) sets forth a true and complete list of the stockholders of the Company and, opposite the name of each stockholder, the number of shares of all outstanding Common Stock and Preferred Stock owned by such stockholder. There are no options, warrants, conversion privileges, subscription or purchase rights or other rights outstanding to purchase or otherwise acquire (i) any authorized but unissued, unauthorized or treasury shares of the Company’s capital stock, or (ii) any other securities of the Company and there are no commitments, contracts, agreements, arrangements or understandings by the Company to issue any shares of the Company’s capital stock or other securities of the Company. All of the issued and outstanding shares of Common Stock and Preferred Stock are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws and general corporate laws.

(b) The authorized capital stock of Morley and Company consists of 1,000 shares of Class A Common Stock par value $0.01 (the “Class A Common Stock”), all of which shares of Class A Common Stock are issued and outstanding, and 5 shares of Class B Common Stock, par value $0.01 (the “Class B Common Stock”), 3 of which shares of Class B Common Stock are issued and outstanding. Schedule 3.03(b) sets forth a true and complete list of the stockholders of Morley and Company and, opposite the name of each stockholder, the number of shares of all outstanding Class A Common Stock and Class B Common Stock owned by such stockholder. There are no options, warrants, conversion privileges, subscription or purchase rights or other rights outstanding to purchase or otherwise acquire (i) any authorized but unissued, unauthorized or treasury shares of Morley and Company’s capital stock, or (ii) any other securities of Morley and Company and there are no commitments, contracts, agreements, arrangements or understandings by Morley and Company to issue any shares of Morley and Company’s capital stock or other securities of Morley and Company. All of the issued and outstanding shares of Class A Common Stock and Class B Common Stock are duly authorized, validly issued, fully paid and non-assessable, and were issued in compliance with the registration and qualification requirements of all applicable federal, state and foreign securities laws and general corporate laws.

Section 3.04.  No Conflict.  The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby will not result in a violation of, or default under, any instrument, judgment, order, writ, decree or contract or to which the Company, Levitt or Moros is a party, or an event that results in the creation of any lien upon any of the assets of the Company. None of the Common Stock or Preferred Stock is subject to any right of first refusal, right of co-sale, preemptive rights or other comparable obligations or restrictions to which Levitt, Moros, members of their immediate family or the Company is a party, other than (i) the rights of first offer and preemptive rights set forth in the Agreement by and among Jacob Levitt, David Sommer, Nathan Moros and Daniel Liptzen, dated as of February 19, 1952 (the “Stockholders Agreement”) and (ii) preemptive rights in accordance with the NYBCL, and none of the rights described in clause (i) or (ii) hereof become applicable or are triggered as a result of the Merger and which terminate upon the consummation of the Merger. Following the consummation of the Merger none of the rights described in clause (i) hereof shall apply to any of the share capital of the Surviving Corporation.

Section 3.05.  Governmental Consents and Approvals.  Other than as set forth in this Agreement, the execution, delivery and performance of this Agreement by the Company do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to, any Governmental Authority.

Section 3.06.  Absence of Liabilities.  The Company has no Liabilities.

Section 3.07  Conduct of Business.  Other than holding the Class A Common Stock, the Ordinary Shares of Taro and the Class A Shares of Taro USA each referred to in Section 3.01(a) and the maintenance of its corporate existence and related activities, the Company has no business activities.

Section 3.08.  Compliance with Laws.  The Company and the Subsidiaries have each conducted and continue to conduct the Company’s business in material accordance with all Laws and Governmental Orders applicable to the Company or Morley and Company or the assets of Company and Morley and Company as set forth in Section 3.09, and neither the Company nor Morley and Company is in material violation of any such Law or Governmental Order.

Section 3.09.  Assets.  The Company owns (i) 2,333,971 Ordinary Shares, (ii) 5 Class A Shares of Taro USA, and (iii) all shares of Class A Common Stock of Morley and Company, in each case free and clear of any and all Liens. The Company will own as of the Effective Time, all shares of Class B Common Stock of Morley and Company free and clear of any and all Liens. Morley and Company owns all of the Founder Shares, free and clear of any and all Liens. Other than as set forth in this Section 3.09 and cash on hand, the Company does not own any other assets of any kind whatsoever.

Section 3.10.  Tax Matters.  (a) All Tax Returns required to be filed by or on behalf of the Company and Morley and Company have been timely filed and are true, correct and complete in all material respects. All amounts shown on such Tax Returns and all other material amounts of Taxes owed by the Company and Morley and Company have been timely paid. No written claim has been made by any Governmental Authority in a jurisdiction where the Company or Morley and Company does not file Tax Returns that the Company or Morley and Company is or may be subject to taxation by that jurisdiction.

(b) No deficiency for any material amount of Tax has been asserted or assessed by any Governmental Authority against the Company or Morley and Company (or, to the Knowledge of Levitt and Moros, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn.

(c) There are no pending or, to the Knowledge of Levitt and Moros, threatened audits, examinations, investigations or other proceedings in respect of Taxes of the Company or Morley and Company. Neither the Company nor Morley and Company has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and there are no outstanding requests in respect of the foregoing.

(d) Neither the Company nor Morley and Company has any liability for the Taxes of any Person (i) as a result of being a member of a consolidated, affiliated, combined, unitary or other group or being included in a Tax Return, (ii) as a transferee or successor, or (iii) pursuant to an agreement relating to the allocating or sharing of, or an indemnification obligation with respect to, Taxes (except for customary agreements to indemnify lenders or security holders in respect of Taxes).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

As an inducement to the Company, Levitt and Moros to enter into this Agreement, Parent hereby represents and warrants:

Section 4.01.  Due Organization; Etc.  Parent is a company duly organized and validly existing under the laws of the State of Michigan. Merger Sub is a company duly incorporated and validly existing under the laws of the State of New York. Immediately prior to the Effective Time, Parent will own, directly or indirectly, of record and beneficially all outstanding shares of Merger Sub.

Section 4.02.  Authority; Noncontravention.

(a) Each of Parent and Merger Sub has the corporate right, power and authority to enter into and to perform its respective obligations under this Agreement. The execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary corporate or stockholder action on the part of Parent and Merger Sub. The board of directors of Merger Sub has determined: (a) that the Merger is fair to, and in the best interests of, Merger Sub and its stockholders; and (b) to recommend that Parent, as the sole stockholder of Merger Sub, approve this Agreement and the Merger.

(b) Except for compliance with (and receipt of all required approvals under) the HSR Act, any non U.S. Antitrust Law, the Companies Law as may be required, and as would not have a material adverse effect on Parent’s or Merger Sub’s ability to consummate the Merger, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Parent or Merger Sub in connection with the execution and delivery of this Agreement by Parent and Merger Sub or the consummation of the transactions contemplated hereby by Parent and Merger Sub.

Section 4.03.  Binding Nature of Agreement.  This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by the Company, Levitt and Moros, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to: (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.04.  No Conflict.  The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and will not (a) violate, conflict with or result in the breach of any provision of the Certificate of Incorporation or By-laws, or similar organizational document, of Parent and Merger Sub, (b) conflict with or violate any Law or Governmental Order applicable to Parent and Merger Sub, or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which Parent or Merger Sub is a party, which would adversely affect the ability of Parent or Merger Sub to carry out its obligations under, and to consummate the transactions contemplated by this Agreement.

Section 4.05.  Governmental Consents and Approvals.  The execution, delivery and performance by Parent and Merger Sub of this Agreement do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to any Governmental Authority, except as described in a writing given to the Company by Parent and Merger Sub on the date of this Agreement.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.01.  Regulatory and Other Authorizations; Notices and Consents.  The parties hereto shall use their reasonable best efforts to obtain (or cause the Company and the Subsidiaries to obtain) all authorizations, consents, orders and approvals of all Governmental Authorities and officials that may be or become necessary for its execution and delivery of, and the performance of its obligations pursuant to this Agreement and will cooperate fully with the other party in promptly seeking to obtain all such authorizations, consents, orders and approvals.

Section 5.02.  No Solicitation or Negotiation.  The Company agrees that between the date of this Agreement and the earlier of (a) the Closing and (b) the termination of this Agreement, neither the Company nor any of its respective Affiliates, officers, directors, representatives or agents will (i) solicit, initiate, consider, encourage or accept any other proposals or offers from any Person (A) relating to any acquisition or purchase of all or any portion of the capital stock of the Company or Morley and Company or (B) to enter into any merger, consolidation, business combination, recapitalization, reorganization or other extraordinary business transaction involving or otherwise relating to the Company or Morley and Company or (ii) participate in any discussions, conversations, negotiations and other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, assist or participate in, or facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. The Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. The Company shall notify Parent promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the terms and conditions of such proposal, offer, inquiry or other contact. The Company agrees not to, and to cause the Company and Morley and Company not to, without the prior written consent of Parent, release any Person from, or waive any provision of, any confidentiality or standstill agreement to which the Company or Morley and Company is a party.

Section 5.03.  Further Action.  Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby and thereby.

Section 5.04.  Company Stockholders Meeting.  The Company shall take all action necessary under all applicable Legal Requirements to call (promptly after the execution and delivery of this Agreement), give notice of and hold a meeting of the stockholders of the Company to vote on the approval of this Agreement, the Merger and the transactions contemplated hereby and the Company shall deliver to the stockholders of the Company all necessary written materials and disclosure in accordance with applicable Legal Requirements.

Section 5.05.  Transfer of Class B Common Stock.  At or prior to the Effective Time, Levitt shall transfer or otherwise surrender to the Company all of his interest in the Class B Common Stock for no consideration and Levitt shall cease to be a shareholder of Morley and Company. As a result of the consummation of transfer contemplated in this Section 5.05, Morley and Company shall become a wholly-owned subsidiary of the Company.

Section 5.06.  Operation of the Company’s Business.

(a) Prior to the Effective Time, the Company shall not (without the prior written consent of Parent) and the Company shall ensure that Morley and Company does not (without the prior written consent of Parent):

(i) conduct any business or operations;

(ii) directly or indirectly (A)(x) acquire by merging or consolidating with, by purchasing a substantial portion of the assets of, by making an investment in or capital contribution to, or by any other manner, any person or division, business or equity interest of any person or (y) acquire or lease any assets, rights or properties; (B) form any subsidiary; or (C) effect or become a party to any merger, consolidation, plan of arrangement, share exchange, business combination, amalgamation, recapitalization, reclassification of shares, stock split, reverse stock split, issuance of bonus shares, division or subdivision of shares, consolidation of shares or similar transaction;

(iii) license any right or other asset from any other person or sell or otherwise dispose of, assign or lease or license, any right or other asset to any other person;

(iv) sell, transfer, convey, assign, encumber or make any pledge of any of its assets or permit any of its assets to become subject to any Liens or incur, guarantee or assume any indebtedness;

(v) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of its capital stock or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; provided, however, that at any time prior to the Closing the Company may declare and pay cash dividends to its stockholders in respect of all or a portion of the Company’s cash on hand, and it is understood by the parties hereto that the Company intends to declare and pay such cash dividends;

(vi) sell, issue, grant, pledge or otherwise encumber or subject to any Lien or authorize the sale, issuance or grant of: (A) any share capital or other security; (B) any option, call, warrant or right to acquire any share capital or other security; (C) any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units; or (D) any instrument convertible into or exchangeable for any share capital or other security;

(vii) amend or permit the adoption of any amendment to its Certificate of Incorporation or Bylaws or the charter or other organizational documents of its Subsidiaries;

(viii) make, change or revoke any material Tax election or make any change in any method of Tax accounting, settle or compromise any material Tax liability, file any amended Tax Return involving a material amount of additional Taxes, enter into any closing agreement relating to a material amount of Taxes, or waive or extend the statute of limitations in respect of Taxes; or

(ix) authorize any of, or commit, resolve, propose or agree to take any of, the foregoing actions.

(b) Prior to the Effective Time, the Company and Morley and Company shall (i) prepare and file all Tax Returns (the “Post-Signing Returns”) required to be filed by their respective due dates, (ii) timely pay all Taxes shown to be due and payable on such Post-Signing Returns, and (iii) promptly notify Parent of any notice of any suit, claim, action, investigation, audit or proceeding in respect of any Tax matters (or any significant developments with respect to ongoing suits, claims, actions, investigations, audits or proceedings in respect of such Tax matters).

ARTICLE VI

CONDITIONS TO CLOSING

Section 6.01.  Conditions to Obligations of the Company.  The obligations of the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) No Restraints.  No statute, rule, regulation, executive order, decree, ruling, temporary restraining order or preliminary or permanent injunction of any Governmental Authority or issued by any court of competent jurisdiction having jurisdiction which prohibits, restrains, renders illegal or enjoins consummation of the Merger shall be in effect.

(b) Company Stockholders Approval.  The Company Stockholders Approval shall have been obtained.

(c) Closing of the Taro Merger Agreement.  The consummation of the Taro Merger pursuant to the Taro Merger Agreement and those transactions contemplated by the Taro Merger Agreement.

Section 6.02.  Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or written waiver, at or prior to the Closing, of each of the following conditions:

(a) No Restraints.  No statute, rule, regulation, executive order, decree, ruling, temporary restraining order or preliminary or permanent injunction of any Governmental Authority or issued by any court of competent jurisdiction having jurisdiction which prohibits, restrains, renders illegal or enjoins consummation of the Merger shall be in effect.

(b) Company Stockholders Approval.  The Company Stockholders Approval shall have been obtained.

(c) Closing of the Taro Merger Agreement.  The consummation of the Taro Merger pursuant to the Taro Merger Agreement and those transactions contemplated by the Taro Merger Agreement.

(d) Treasury Regulation Certificate.  A certificate from the Company that complies with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), dated no more than 30 days prior to the Closing Date and executed by a responsible corporate officer of the Company, to the effect that no interest in the Company is a “United States real property interest” (as defined in Section 897(c)(1) of the Code).

ARTICLE VII

TAX MATTERS

Section 7.01.  Tax Returns.  (a) Levitt and Moros shall prepare and file, or cuase to be prepared and filed, in a timely manner all Tax Returns relating to the Company or Morley and Company for any taxable period ending on or prior to the Closing Date, and Parent shall do the same for any taxable period that begins on or before, and ends after, the Closing Date. Any such Tax Returns shall be prepared in a manner consistent with past practices employed (except as otherwise required by applicable Tax Law. In the case of any such Tax Return, the preparing party shall provide the non-preparing party with a copy of such completed Tax Return, at least 30 Business Days prior to the due date for the filing of such Tax Return (and prior to the filing of such Tax Return), and, in the case of a Tax Return prepared by Parent, a statement certifying the amount of Tax shown on such Tax Return that is allocable to Levitt and Moros pursuant to Section 7.01(b). The preparing party shall consider any reasonable comments submitted by the non-preparing party in writing at least 10 Business Days prior to the filing of such Tax Return. Levitt and Moros shall pay to Parent at least 10 Business Days before the due date of the applicable Tax Return required to be filed by Parent, for which an amount of Tax is allocable to Levitt and Moros pursuant to Section 7.01(b).

(b) For purposes of preparing and filing Tax Returns and the indemnification obligations of Moros and Levitt under Article VIII, in the case of a taxable period beginning on or before, and ending after, the Closing Date, Taxes shall be allocated as follows: (A) in the case of income Taxes, sales Taxes, employment Taxes and other Taxes that are readily apportionable based on an actual or deemed closing of the books, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be deemed to be equal to the amount that would be payable if the taxable year ended on the Closing Date, and (ii) in the case of property and other Taxes that are imposed on a periodic basis, the portion of any such Tax that is allocable to the portion of the taxable period ending on the Closing Date shall be equal to the amount of such Tax for the entire period multiplied by a fraction, the numerator of which is the number of days in such portion of the taxable period and the denominator of which is the number of days in the entire taxable period.

Section 7.02.  Cooperation.  Levitt and Moros and Parent shall reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits with respect to all taxable periods or relating to Taxes, including maintaining and making available to each other any records necessary in connection with Taxes of the Company and Morley and Company.

Section 7.03.  Tax Sharing Agreements.  On the Closing Date, all Tax sharing agreements and arrangements between (a) the Company or Morley and Company, on the one hand, and (b) Target and its Affiliates or any stockholder of the Company or Morley and Company, on the other hand, shall be terminated and have no further effect.

Section 7.04.  Transfer Taxes.  All sales, use, value added, transfer, stamp, stock transfer, real property transfer or gains and similar Taxes that become payable in connection with the transactions contemplated by this Agreement shall be borne equally by Levitt and Moros, on the one hand, and Parent, on the other hand.

ARTICLE VIII

INDEMNIFICATION

Section 8.01.  Survival of Representations and Warranties.  (a) The representations and warranties of the Company contained in this Agreement shall survive the Closing until the second anniversary of the Closing; provided that the representations and warranties of the Company relating to Taxes and the indemnification obligations of Levitt and Moros pursuant to Section 8.02(d) shall survive and the until the expiration of the applicable statutory period of limitations plus sixty days. Neither the period of survival nor the liability of Levitt or Moros with respect to the Company’s representations and warranties shall be reduced by any investigation made at any time by or on behalf of Parent. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties by Parent, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

(b) The representations and warranties of Parent contained in this Agreement shall survive until the fifth anniversary of the Closing.

Section 8.02.  Indemnification by Levitt and Moros.  Parent and its Affiliates, officers, directors, employees, agents, successors and assigns (each a “Parent Indemnified Party”) shall be indemnified and held harmless by Levitt and Moros, jointly and severally, for and against any and all Liabilities, losses, diminution in value, damages, claims, costs and expenses, interest, awards, judgments and penalties (including attorneys’ and consultants’ fees and expenses) actually suffered or incurred by them (including any Action brought or otherwise initiated by any of them) (hereinafter a “Loss”), arising out of or resulting from:

(a) the breach of any representation or warranty made by Company contained in this Agreement;

(b) the breach of any covenant or agreement by the Company contained in this Agreement;

(c) any and all Losses suffered or incurred by Parent by reason of or in connection with any claim or cause of action of any third party to the extent arising out of any action, inaction, event, condition, liability or obligation of the Company or Morley and Company occurring or existing prior to the Closing; and

(d) Taxes payable by the Company or Morley and Company for taxable periods (or portions thereof) ending on or prior to the Closing Date (including any liability for Taxes pursuant to Treasury Regulation § 1.1502-6 or any similar provision of state, local or foreign Law or regulation).

ARTICLE IX

TERMINATION

SECTION 9.01.  Termination.  This Agreement shall automatically terminate upon the termination of the Taro Merger Agreement in accordance with its terms.

Section 9.02.  Effect of Termination.  In the event of termination of this Agreement as provided in Section 9.01, this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except (a) as set forth in Article X (other than Section 10.03) and (b) that nothing herein shall relieve either party from liability for any breach of this Agreement.

ARTICLE X

GENERAL PROVISIONS

Section 10.01.  Expenses.  Except as otherwise specified in this Agreement, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this

Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred. The Company and the Subsidiaries will not incur any out-of-pocket expenses in connection with this Agreement.

Section 10.02.  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by an internationally recognized overnight courier service, by facsimile, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties hereto at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

(a) if to the Company, Moros or Levitt:

c/o Taro Pharmaceuticals U.S.A., Inc.
3 Skyline Drive
Hawthorne, NY 10532
Attention: Barrie Levitt
Facsimile: (914) 345-9719 and (914) 345-9825

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, N.Y. 10036
Attn: Jeffrey W. Tindell
Facsimile: (917) 777-3380

and an additional copy (which shall not constitute notice) to:

Yigal Arnon & Co.
1 Azrieli Center
The Round Building
Tel-Aviv 67021
Israel
Attn: David Schapiro
Facsimile: +972-(3)-607-7724

(b) if to Parent or Merger Sub:

c/o Sun Pharmaceutical Industries Ltd.
17/B, Mahal Industrial Estate,
Mahakali Caves Road,
Andheri (East), Mumbai 400 093 India
Facsimile: (91-22) 6645 5685

with a copy (which shall not constitute notice) to:

Shearman & Sterling LLP
599 Lexington Avenue
New York, N.Y. 10022
Attn: Peter D. Lyons
Facsimile: (212) 848-7666

and an additional copy (which shall not constitute notice) to:

Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897
Israel
Attn: Aaron M. Lampert
Facsimile: +972-(3)-623-5051

Section 10.03.  Public Announcements.  Neither party hereto shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party, and the parties hereto shall cooperate as to the timing and contents of any such press release, public announcement or communication.

Section 10.04.  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 10.05.  Entire Agreement.  This Agreement constituted the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof.

Section 10.06.  Assignment.  This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Company and Parent (which consent may be granted or withheld in the sole discretion of the Company or Parent) and any such assignment or attempted assignment without such consent shall be void; provided, however, that Parent may assign this Agreement or any of its rights and obligations hereunder to one or more Affiliates of Sun Pharmaceutical Industries, Ltd. without the consent of the Company.

Section 10.07.  Amendment.  This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, all of the parties hereto or (b) by a waiver in accordance with Section 10.08.

Section 10.08.  Waiver.  Either party to this Agreement may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto, or (c) waive compliance with any of the agreements of the other party or conditions to such party’s obligations contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of either party hereto to assert any of its rights hereunder shall not constitute a waiver of any of such rights. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 10.09.  No Third Party Beneficiaries.  Except for the provisions of Article VIII relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any union or any employee or former employee of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

Section 10.10.  Specific Performance.  The Company acknowledges and agrees that Parent would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Company could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which Parent may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

Section 10.11.  Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

Section 10.12.  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the transactions contemplated by this Agreement. Each of the parties hereto hereby (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver and (b) acknowledges that it has been induced to enter into this Agreement and the transactions contemplated by this Agreement, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.12.

Section 10.13.  Currency.  Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in United States dollars.

Section 10.14.  Counterparts.  This Agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

IN WITNESS WHEREOF, parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

THE TARO DEVELOPMENT CORPORATION

By:	/s/ Barrie Levitt
Name: Barrie Levitt

Title:	President

SUN PHARMACEUTICAL INDUSTRIES, INC.

By:	/s/ Sudhir Valia
Name: Sudhir Valia

Title:	Director

SUN DEVELOPMENT CORPORATION I

By:	/s/ Sudhir Valia
Name: Sudhir Valia

Title:	Director

BARRIE LEVITT

By:	/s/ Barrie Levitt

DANIEL MOROS

By:	/s/ Daniel Moros